FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant's name into English)

El Golf 150
14th Floor
Santaigo, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....√.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): √

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...√..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Arauco

Celulosa Arauco y Constitución S.A.

Memoria Anual 2002

CONTENIDO

1. IDENTIFICACION DE LA ENTIDAD

Antecedentes Legales de la Sociedad

Razón Social: Celulosa Arauco y Constitución S.A.
R.U.T.: 93.458.000-1

Domicilio Legal: Av. El Golf 150, 14° Piso, Las Condes, Santiago, Chile.

Tipo de Entidad: Sociedad Anónima Cerrada

Inscripción en el Registro de Valores: N° 042 de 14 de junio de 1982.

Documentos Constitutivos: Celulosa Arauco y Constitución S.A. fue constituida por Escritura Pública de fecha 28 de octubre de 1970, otorgada ante el Notario Público de Santiago, don Ramón Valdivieso Sánchez y modificada por la Escritura Pública de fecha 6 de mayo de 1971, otorgada ante el Notario Público de Santiago, don Sergio Rodríguez Garcés. Se autorizó su existencia el 18 de agosto de 1971, por la Resolución N° 300-S de la Superintendencia de Valores y Seguros, llevándose a cabo la inscripción pertinente a fojas 6.433 N° 2.994 del Registro de Comercio del Conservador de Bienes Raíces de Santiago correspondiente al año 1971. El extracto respectivo se publicó además en el Diario Oficial del 4 de septiembre de 1971.

Direcciones

Oficina Santiago

Domicilio	: Av. El Golf 150, 14° Piso, Las Condes, Santiago
Teléfono	: 461 7200
Fax	: 6985967
Correo electrónico	: info@arauco.cl

Oficina Concepción

Domicilio	: Los Canelos 71 San Pedro, Concepción
Teléfono	: 41-261800
Fax	: 41-372693

Planta Arauco

Domicilio	: Los Horcones s/n, Arauco
Teléfono	: 41-509400
Fax	: 41-509401

Planta Constitución

Domicilio	: Av. Mac-Iver 505, Constitución
Teléfono	: 71-200800
Fax	: 71-671036

2. PROPIEDAD Y CONTROL DE LA ENTIDAD

Accionistas

En cumplimiento con la Norma de Carácter General N° 30, impartida por la Superintendencia de Valores y Seguros, se presenta a continuación una lista de los accionistas de la Sociedad, indicando el número de acciones que cada uno de ellos poseía al 31 de diciembre de 2002.

Nombre	N° de acciones	Participación patrimonial	
Compañía de Petróleos de Chile S.A (*)	113.127.452	99,977911	%
Chilur S.A	24.746	0,021870	%
María Raquel Cruchaga Montes	153	0,000135	%
Antarchile S.A.	95	0,000084	%
Total	**113.152.446**	**100,000000**	**%**

(*)Controlador

3. ADMINISTRACIÓN Y PERSONAL

Organización interna

La estructura organizacional interna de Celulosa Arauco y Constitución S.A. está encabezada por una Gerencia General, de la cual dependen las Gerencias del área Forestal, Celulosa, Madera, Paneles, Gerencia Comercial, Administración y Finanzas e Informática, así como también las Gerencias de Alto Paraná, Proyecto Valdivia e Ingeniería y Construcción.

La Gerencia General también cuenta con dos áreas de apoyo, correspondientes a las unidades de *Asesoría Legal* y la *Subgerencia de Estudios Industriales*.

DIRECTORIO		**RUT**
Presidente	Sr. José Tomás Guzmán D. Abogado	2.779.390-8
Vicepresidente	Sr. Roberto Angelini R. Ingeniero Civil	5.625.652-0
Directores	Sr. Jorge Andueza F. Ingeniero Civil	5.038.906-5
	Sr. Anacleto Angelini F. Empresario	3.064.170-1
	Sr. Manuel Bezanilla U. Abogado	4.775.030-k
	Sr. Jorge Bunster B. Ingeniero Comercial	6.066.143-k
	Sr. Carlos Croxatto S. Ingeniero Civil	401.301-8
	Sr. Alberto Etchegaray A. Ingeniero Civil	5.163.821-2
	Sr. Felipe Lamarca C. Ingeniero Comercial	4.779.125-1

Nombre	Empresa Filial o Coligada	Cargo desempeñado
Alvaro Saavedra F.	Aserraderos Arauco S.A.	Director
	Paneles Arauco S.A.	Director
	Bosques Arauco S.A.	Director
	Forestal Celco S.A.	Director
	Forestal Valdivia S.A.	Director
	Forestal Cholguán S.A.	Director
	Investigaciones Forestales Bioforest S.A.	Presidente del Directorio
	Servicios Logísticos Arauco S.A.	Director
	Forestal Conosur S.A.	Presidente del Directorio
Matías Domeyko C.	Aserraderos Arauco S.A.	Director
	Paneles Arauco S.A.	Director
	Bosques Arauco S.A.	Director
	Forestal Celco S.A.	Director
	Forestal Valdivia S.A.	Director
	Forestal Cholguán S.A.	Director
	Distribuidora Centromaderas S.A.	Director
	Araucomex S.A. de C.V.	Director
	Arauco Internacional S.A.	Director
	Arauco Wood Products Inc.	Director
	Agenciamiento y Servicios Profesionales S.A.	Director
	Inversiones Celco S.L.	Vocal
Jorge Garnham M.	Arauco Wood Products, Inc.	Director
	Servicios Logísticos Arauco S.A.	Presidente del Directorio
	Compañía Puerto de Coronel S.A.	Director
	Forestal Cholguán S.A.	Director
	Forestal Valdivia S.A.	Director
	Arauco Europe S.A.	Presidente del Directorio
Franco Bozzalla T.	Aserraderos Arauco S.A.	Director
	Bosques Arauco S.A.	Director
	Forestal Celco S.A.	Director
	Forestal Cholguán S.A.	Director
	Servicios Logísticos Arauco S.A.	Director
	Arauco Wood Products, Inc. S.A.	Director
	Arauco Forest Products B.V.	Director
	Distribuidora Centromaderas S.A.	Director
	Araucomex S.A. de C.V.	Director
	Arauco Perú S.A.	Director
Antonio Luque G.	Arauco Wood Products, Inc. S.A.	Director
	Arauco Forest Products B.V.	Director
	Distribuidora Centromaderas S.A.	Director
	Forestal Cholguán S.A.	Director
	Servicios Logísticos Arauco S.A.	Director
	Agenciamiento y Servicios Profesionales S.A.	Director
	Forestal Arauco Costa Rica S.A.	Presidente del Directorio
	Araucomex S.A. de C.V.	Director
	Paneles Arauco S.A.	Director
	Bosques Arauco S.A.	Director
	Forestal Celco S.A.	Director
	Forestal Valdivia S.A.	Director

4. REMUNERACIONES

Directorio

De conformidad a lo dispuesto de la Ley N° 18.046, la Junta Ordinaria de Accionistas celebrada el día 24 de abril de 2001 acordó la remuneración del Directorio para el presente ejercicio. El detalle de los montos pagados (expresados en M$) en los años 2002 y 2001 respectivamente se indican en los siguientes cuadros:

2002

REMUNERACIONES DEL DIRECTORIO	CELULOSA ARAUCO Y CONSTITUCIÓN S.A.	FORESTAL ARAUCO S.A.	ALTO PARANA S.A.	FORESTAL CHOLGUAN S.A.	TOTAL M$
ROBERTO ANGELINI R. (*)	80.312	12.040	11.463	-	103.815
JOSE TOMAS GUZMÁN D.	36.122	36.124	11.383	-	83.629
CARLOS CROXATTO S.	12.040	12.040	13.622	-	37.702
ALEJANDRO PEREZ R.	-	12.040	14.532	5.017	31.589
JUAN ERNESTO CAMBIASO	-	-	12.207	-	12.207
MANUEL BEZANILLA U.	12.040	12.040	-	-	24.080
ANACLETO ANGELINI F.	12.040	-	-	-	12.040
FELIPE LAMARCA C.	12.040	-	-	-	12.040
JORGE ANDUEZA F.	12.040	-	-	-	12.040
JORGE BUNSTER B.	12.040	-	-	-	12.040
ALBERTO ETCHEGARAY A.	12.040	-	-	-	12.040
ANTONIO LUQUE G.	-	-	-	5.017	5.017
ALVARO SAAVEDRA F.	-	-	-	1.670	1.670
EDUARDO ZAÑARTU B.	-	-	-	5.017	5.017
JORGE GARNHAM M.	-	-	-	5.017	5.017
FRANCO BOZZALLA T.	-	-	-	2.088	2.088
CHARLES KIMBER W.	-	-	-	2.929	2.929
MATIAS DOMEYKO C.	-	-	-	5.017	5.017
FELIPE LENIZ M.	-	-	-	3.347	3.347
TOTAL	**200.714**	**84.284**	**63.207**	**35.119**	**383.324**

5. ACTIVIDADES Y NEGOCIOS DE LA ENTIDAD

a) Información histórica

Arauco es el nombre con el que se denomina al conjunto de empresas industriales, forestales y comerciales organizadas bajo la propiedad de la sociedad anónima chilena Celulosa Arauco y Constitución.

Es una de las mayores empresas forestales del mundo, en términos de superficie y rendimiento de sus plantaciones, fabricación de celulosa kraft de mercado y producción de madera aserrada y paneles. Sus plantaciones forestales se concentran en Chile, Argentina y Uruguay, y sus instalaciones industriales están emplazadas en Chile y Argentina.

En Chile, Arauco es propietaria de la mayor superficie de plantaciones forestales del país, con un patrimonio de 610 mil hectáreas plantadas, en su mayor parte de pino radiata. A ello se suman aproximadamente 87 mil hectáreas de plantaciones en Argentina, provincia de Misiones -fundamentalmente de pino Taeda- y 12 mil hectáreas en Uruguay.

La empresa posee cuatro plantas de celulosa: tres en Chile -Planta Arauco, Planta Constitución y Planta Licancel- y una en Argentina, Alto Paraná. Su capacidad de producción conjunta alcanza a un millón 500 mil toneladas métricas anuales de celulosa kraft.

Arauco también es propietaria de doce aserraderos - once en Chile y uno en Argentina, y de seis plantas de manufactura de madera. En conjunto, la capacidad de aserrío de estas instalaciones alcanza a dos millones 500 mil metros cúbicos anuales de madera aserrada.

En el área de paneles, Arauco posee en Chile una planta de terciados, una planta de tableros MDF o Medium Density Fiberboard y otra de tableros HB o Hardboard. Su capacidad de producción conjunta es de un millón de metros cúbicos de paneles.

En el 2002 las ventas consolidadas de la sociedad en Chile y Argentina alcanzaron a 1.188 millones de dólares y su utilidad neta ascendió a 277 millones de dólares.

Desarrollo tecnológico forestal

Con el objetivo de maximizar la calidad, productividad y rendimiento de sus plantaciones, Arauco ha definido como una prioridad estratégica de la empresa el desarrollo de investigaciones tecnológicas propias y de vanguardia en el área forestal.

La encargada de llevar a cabo esta tarea es la empresa filial Bioforest S.A., ubicada en Chile, que opera como un centro científico-tecnológico de investigación en el área forestal y que presta servicios al conjunto de la compañía en todos los países donde ésta mantiene plantaciones. En los laboratorios, viveros e invernaderos de Bioforest se desarrollan y ensayan nuevas tecnologías que luego se ponen a prueba en las plantaciones de Arauco. Cuenta con un personal altamente calificado y con instalaciones e instrumental de primer orden de acuerdo a los más exigentes estándares internacionales.

Actualmente, sus principales líneas de investigación son Genética, que incluye Biotecnologia, Productividad de los sitios, que incluye silvicultura, Protección Fitosanitaria, que incluye entomologia y patologia Forestal y estudios acerca de las características y propiedades de la madera.

Patrimonio forestal al 31 de diciembre de 2002

	Total	Plantaciones			Bosques nativos	Otros
		Pino	Eucaliptus	Otros		
Chile	921	541	66	3	91	220
Argentina	173	79	3	5	85	-
Uruguay	28	12	-	0	5	11
	1.121	**632**	**69**	**8**	**181**	**231**

Inventario de plantaciones

Inventario de Plantaciones

	Hectareas de Pino	Hectareas de Eucaliptus
1970	30	1
1975	47	1
1980	120	2
1985	204	2
1990	347	6
1998	512	42
1999	527	47
2000	613	55
2001	630	63
2002	632	69

Cuadro de Hectareas Plantadas

	Hectareas Plantadas	
	Hectareas Plantadas	Hectareas Cosechadas
1995	27	10
1996	32	11
1997	35	12
1998	37	15
1999	36	14
2000	32	15
2001	38	18
2002	37	23
2020	30	30


40
35
30
25
20
15
10
5
-
1995
1996
1997
1998
1999
2.000
2.001
2.002
2.020
Hectareas Plantadas
Hectareas Cosechadas

Plantas

Planta	Ubicación	Tipo de celulosa	Capacidad de producción	Producción 2002
Arauco	Chile Octava Región	Kraft blanqueada de pino radiata y de eucalipto, en calidades estándar y ECF. Marca: Arauco BKP Arauco EKP	762 mil toneladas métricas (620 mil de celulosa blanqueada de pino y 142 mil de celulosa blanqueada de eucalipto).	756 mil toneladas métricas (579 mil de celulosa blanqueada de pino y 177 mil de celulosa blanqueada de eucalipto.
Constitución	Chile Séptima Región	Kraft cruda de pino radiata. Marca: Celco UKP	350 mil toneladas métricas.	354 mil toneladas métricas.
Licancel	Chile Séptima Región	Kraft blanqueada de pino radiata y de eucalipto, en calidades estándar y ECF. Marca: Arauco BKP Arauco EKP	142 mil toneladas métricas (90 mil de celulosa blanqueada de pino y 52 mil de celulosa blanqueada de eucalipto)	115 mil toneladas métricas (82 mil de celulosa blanqueada de pino y 33 mil de celulosa blanqueada de eucalipto)
Alto Paraná	Argentina Provincia de Misiones	Kraft blanqueada de pino Taeda. Marca: Alto Paraná BKP	350 mil toneladas métricas.	323 mil toneladas métricas.

Ventas de madera aserrada y manufacturada por mercado 2002 en base m3

Norteamérica	32,5 %
Chile	26 %
Asia	15 %
Medio Oriente	11,5 %
Europa	3 %
Centroamérica	5 %
Sudamérica	2 %
Norte África	2 %
Otros	3 %

Proyectos futuros

En concordancia con los dos complejos forestales-industriales más importantes que desarrollará Arauco en los próximos años – Proyecto Valdivia y Proyecto Itata-, la empresa ha definido importantes inversiones asociadas en aserraderos.

Así, se aprobó una inversión de 6,8 millones de dólares para poner en marcha, a partir de diciembre de 2003, un proyecto de ampliación del aserradero Valdivia, con el objetivo de que éste alcance una capacidad de consumo de rollizos de 650 mil metros cúbicos al año, con su correspondiente capacidad de secado y cepillado.

A la vez, se iniciarán las obras de construcción del nuevo aserradero Itata, que contempla una capacidad anual de 650 mil metros cúbicos de consumo de rollizos y una capacidad de producción de madera aserrada de 350 mil metros cúbicos. El monto total de la inversión asciende a 26 millones de dólares y la puesta en marcha está prevista para fines del año 2004.

Los paneles de Arauco
(en Chile y Argentina)

Producto	Marca	Características	Usos	Producción 2002
Terciados	Arauco Ply	-Resistentes, livianos, versátiles y fáciles de trabajar. -Se producen en grados para apariencia (libre de nudos), estructurales moldajes y multipropósitos. -Certificaciones internacionales en Norteamérica (PS 1-95), en Alemania (BFU - 100) y en Japón (JAS).	-Construcción : estructuras para pisos, recubrimiento decorativo en techos y muros, moldaje para hormigones. -Industria: fabricación de carrocerías, casas rodantes, pisos para embarcaciones, buques, embalajes especiales, muebles y juguetes.	310 mil m^3
Medium	Trupán	-Fabricado con fibras de pino radiata y taeda. De color claro, fácil de moldurar, ensamblar y perforar, con buenas propiedades para la industria del mueble. -Tipos: Trupán, trupán enchapado Trupán ranurado Trupán ultraliviano Trupán melamina.	Fabricación de muebles, molduras, piso y decoración de interiores en general.	308 mil m^3
Hardboard	Cholguán	-Fabricado con fibras de pino radiata. Flexible, resistente a la humedad, fácil de trabajar, de gran resistencia superficial y de color claro.	-Construcción: revestimientos de interior, pisos y puertas. -Industria : fabricación de muebles, soportes publicitarios y escenografías.	59 mil toneladas métricas

Comercialización y Distribución

La fuerte expansión que Arauco ha experimentado en los últimos años en todas sus áreas de negocios, impone a la empresa el desafío de colocar en mercados internacionales cada vez más exigentes productos más diversificados, de mayor valor agregado y con volúmenes de exportación crecientes.

Para asumir esta tarea ha brindado a sus clientes la más alta satisfacción de servicio y calidad, la empresa mantiene oficinas comerciales en distintas partes del mundo, que facilitan una atención cercana y expedita, y entregan a Arauco una capacidad de reacción más rápida y flexible frente a nuevos requerimientos.

Actualmente, Arauco posee siete oficinas comerciales en distintos países: Arauco Wood Products, en Estados Unidos, que comercializa todos los productos de la empresa en Norteamérica; Arauco Asia, en Japón, orientada a la promoción y venta de madera aserrada y tableros en la región; Arauco Forest Products, en Holanda, dedicada a la comercialización de madera y paneles; Arauco Europe, en Suiza, cuya misión es posicionar y vender en Europa la celulosa que produce Arauco; Arauco México y Arauco Perú, ambas dedicadas a la venta de madera aserrada y tableros en América Latina; y Arauco do Brasil, fundada durante el presente ejercicio con el objetivo de comercializar en los países de Mercosur los productos que Arauco elabora en Argentina.

En Chile, la empresa encargada de promocionar y vender la madera aserrada y los paneles de Arauco es la filial Centromaderas, que cuenta con un moderno centro de distribución en las afueras de Santiago. Creada hace siete años, Centromaderas es, en la actualidad el más completo proveedor de productos forestales orientados al mercado de la construcción y la mueblería en Chile, con sus marcas Arauco, Trupan, Cholguan, MSD y Hilam la empresa ha alcanzado durante el año 2002 ventas por 100 millones de dólares. Su contribución al desarrollo del mercado nacional maderero trasciende las áreas de comercialización y venta y abarca también interesantes iniciativas de divulgación y educación. Así, en el año 2002, Centromaderas editó el primer libro sobre Ingeniería y Construcción en Madera, una guía práctica que integra el uso de los productos de Arauco, tablas de cálculo para soluciones típicas de viviendas hasta dos pisos y detalles constructivos.

En lo que respecta a sus sistemas logísticos, Arauco cuenta con una red de primera línea para el transporte, embarque, almacenaje y distribución de sus productos a nivel mundial, gestionada de acuerdo a los más altos estándares internacionales de calidad. El control de todos los aspectos involucrados desde que los productos salen de las plantas industriales hasta su entrega al cliente en el destino final está a cargo de la filial Servicios Logísticos Arauco, empresa que también asume la documentación de comercio exterior y coordina sus operaciones en el extranjero con las oficinas comerciales que Arauco mantiene en el mundo.

Además de bodegas propias de almacenaje para maderas secas y manufacturadas, centros de distribución de vanguardia y sistemas de transporte terrestre y ferroviario de alta eficiencia, Arauco tiene participación accionaria en dos de los tres puertos –Puerto de Lirquén S.A. y Puerto de Coronel S.A.- desde los cuales realiza sus exportaciones. Estos, junto al tercer puerto de embarque, San Vicente, están localizados en la VIII Región de Chile y cuentan con infraestructura moderna y equipamiento de alta tecnología.

Instalaciones Industriales

Arauco también aplica el concepto de desarrollo sustentable en todas sus instalaciones industriales, lo que significa que desde el momento en que éstas son proyectadas, diseñadas y construidas, el criterio de protección al medioambiente se incorpora como una variable fundamental. En todas ellas, la empresa incorpora, perfecciona y actualiza maquinaria, tecnología y procedimientos tendientes a disminuir al máximo el impacto ambiental de las operaciones, e implementa rigurosos sistemas de control y monitoreo de emisiones líquidas, sólidas y gaseosas.

Todas las plantas de la empresa –aserraderos, plantas de manufactura de madera, fábricas de paneles y plantas de celulosa- cumplen con las normas ambientales vigentes, lo que representa en sí mismo un alto estándar, ya que Chile cuenta con una legislación ambiental moderna y exigente.

No obstante lo anterior, la empresa constantemente investiga, desarrolla y pone en marcha nuevos planes de mitigación ambiental y realiza esfuerzos por acceder a certificaciones internacionales en el tema. Es así como, en noviembre de 2002, Aserraderos Arauco recibió la certificación ISO 14.001 para todas sus plantas, tanto aserraderos como de manufactura de madera, lo que constituye una importante garantía de respeto al medioambiente en estos procesos.

Principales inmuebles

a) Sitio Industrial Planta Constitución, inscrito a fs.296 Vta. N° 232 del Registro de Propiedad de 1977 del CBR de Constitución.

b) Predios en que se encuentra emplazada la Planta Licancel

1. QUELMEN: inscrito a fs. 1082 N° 807 del Registro de Propiedad del año 1999 del CBR de Licantén.

2. LOURDES : inscrito a fs. 1081 N° 806 del Registro de Propiedad del año 1999 del CBR de Licantén.

c) Sitio Industrial Planta Arauco, inscrito a fs. 330 Vta. N° 422 del Registro de Propiedad de 1979 del CBR de Arauco.

d) Planta Valdivia

Fs 997 N° 1138 año 1995:
Fs.998 N° 1139 año 1995;
Fs.998 N° 1140 año 1995;
Fs.999 N° 1141 año 1995;
Fs.1.000 N° 1142 año 1995;
Fs.1.001 N° 1143 año 1995;
Fs.806 N° 1003 año 2001; y
Fs 807 N°1004 año 2001

Todas estas inscripciones correspondientes al del CBR de San José de la Mariquina.

e) Proyecto Itata

Terreno inscrito a fojas 45 vuelta N° 365 del año 1997 del Registro de Propiedad del Conservador de Bienes Raíces de Coelemu.

f) Oficinas

1. Oficina 701 del 7° piso , inscrita a fs. 58274 N° 55695 del Registro de Propiedad del año 2001 del CBR de Santiago.

2. -Oficina 1101 del 11° piso
-Oficina 1201 del 12° piso
-Oficina 1301 del 13° piso
-Oficina 1401 del 14° piso

   Todas estas oficinas inscritas a fs. 38580 N° 37726 del Registro de Propiedad del año 2001 del CBR de Santiago.

3. Derechos *en el Local comercial N° 101 inscrito a a fs. 58274 N° 55695 del Registro de* Propiedad del año 2001 del CBR de Santiago.

- Estacionamientos ubicados en los subterráneos para los distintos inmuebles señalados, con las inscripciones correspondientes.

Todos lo inmuebles forman parte del Edificio A o Edificio Oriente, ubicados en Avenida El Golf 150.

En los inmuebles señalados en A B y C se encuentran emplazadas en pleno funcionamiento, las tres Plantas pertenecientes a la sociedad y ellas son productoras de celulosa lo que constituye el giro de la compañía.

Seguros

Los principales bienes asegurados son Planta Arauco, Planta Constitución y Planta Licancel, para las cuales existe una cobertura de seguro de todo riesgo industrial. También están asegurados edificios no industriales y sus contenidos que posee la Sociedad en distintas ubicaciones, como también otros bienes, como equipos móviles y vehículos.

Indirectamente, a través de Alto Paraná es propietaria de instalaciones industriales en Argentina, que también tienen seguros de todo riesgo industrial.

Contratos

Los principales contratos relacionados con proveedores se refieren materiales e insumos necesarios para la fabricación de celulosa. Algunos de ellos son :

Proveedor	Insumo
Copec S.A. (Sociedad Matriz)	Petróleo N°6
Eka Chemical Chile S.A.	Clorato de sodio
Occidental Chemical Chile S.A.	Soda cáustica y cloro
Industria Chilena de Alambre S.A.	Alambre galvanizado

Clientes

Los principales clientes de la Sociedad son Thai Kraft Paper Industry Co.Ltd., Itochu Corporation Tokyo, China National Light Industry, China National Pulp and Paper Corp., Cheng Loong Corporation y Torras Papel S.A..

c) Grupo Arauco

al 31 de diciembre de 2002


Celulosa Arauco y Constitución S. A.
Inversiones Celco S. L.
Industrias Forestales S. A.
Agencia Panamá
Arauco Denmark APS
Alto Paraná S. A.
Forestal Misiones S. A.
Arauco Forest Products B.V.
Forestal Cono Sur S. A.
Trupán Argentina S. A.
Arauco Europe S. A.
Arauco Wood Products Inc.
Southwoods - Arauco Lumber and Millwork, LLC
Arauco do Brasil Ltda.
Forestal Arauco Costa Rica S. A.
Arauco Internacional S. A.
Forestal Arauco Guatemala S. A.
Araucomex S. A. de C. V.
Agenciamiento y Serv. Profes. S. A. de C. V.
Arauco Honduras S. R. L. de C. V.
Arauco Ecuador S. A.
Arauco Perú S. A.
Arauco Generación S. A.
Paneles Arauco S. A.
Distribuidora Centromaderas S. A.
Aserraderos Arauco S. A.
Servicios Logísticos Arauco S. A.
Investigaciones Forestales Bioforest S.A.
Forestal Arauco S. A.
Bosques Arauco S. A.
Forestal Celco S. A.
Controladora de Plagas Forestales S. A.
Forestal Valdivia S. A.
Forestal Choiguán S. A.
Sercor S. A.
Inversiones Puerto Coronel S. A.
Puerto de Coronel S. A.
Puerto de Lirquén S. A.
Portuaria Lirquén S. A.
99,931%
99,9999%
0,0001%
0,069%
99,9992%
100%
99,97%
1,00%
99,00%
0,0008%
93,2895%
98,00%
2,00%
6,7105%
59,9700%
0,0100%
99,6047%
0,3953%
99,9998%
0,0002%
90,0000%
10,0000%
99,8485%
98,0377%
1,9623%
0,1515%
99,9980%
0,0020%
99,0000%
1,0000%
99,9000%
0,1000%
99,9987%
0,0013%
50,00%
20,00%
35,00%
45,00%
99,92%
19,18%
19,11%
7,60%
5,38%
97,39%
99,97%
20,14%
99,99%

7. POLÍTICAS DE INVERSIONES Y FINANCIAMIENTO

Los recursos financieros de la Compañía son fundamentalmente los fondos de la operación, además, también se financia con deuda tanto local como extranjera, ya sea en dólares o en pesos.

Para optimizar el acceso al mercado financiero internacional y local, la Sociedad mantiene contratos de largo plazo con agencias de riesgo tanto en Chile como en Estados Unidos. Además, se mantienen relaciones de largo plazo con importantes Instituciones Financieras a nivel mundial.

La política de la Compañía es mantener una estructura de financiamiento que sea adecuada dada la ciclicidad de precios de algunos de sus productos, así como los planes de inversión, de modo de asegurar el cumplimiento tanto de capital como de intereses.

Los fondos disponibles son colocados en el sistema financiero de acuerdo a una política de colocaciones aprobada por la Administración superior de Arauco, la que limita las colocaciones por moneda, banco e instrumento. Se busca obtener una rentabilidad razonable con niveles bajos de riesgo y adecuada liquidez.

La Compañía revisa periódicamente su exposición a riesgos provenientes de fluctuaciones tanto de monedas como de tasas de interés, determinando caso a caso las medidas a tomar.

Respecto al riesgo comercial, éste es evaluado permanentemente tanto en lo concerniente a Cartas de Crédito, como a ventas open account, de modo de mantener este tipo de riesgos en niveles razonables.

Bancos en Chile

Banco BBVA-BHIF

Banco Crédito e Inversiones

Banco de Chile

Banco del Desarrollo

Banco del Estado de Chile

Banco Santander

Banco Santiago

Banco Security

Scotiabank

Banco Sudameris

Bank Boston

Citibank N.A.

Corp Banca

The Bank of Tokyo - Mitsubishi

JP Morgan Chase

HSBC

8. INFORMACIÓN SOBRE FILIALES Y COLIGADAS

FORESTAL ARAUCO S.A.

Presidente	: Sr. José Tomás Guzmán D.
Vicepresidente	: Sr. Roberto Angelini R.
Directores	: Sr. Manuel Bezanilla U.
	Sr. Carlos Croxatto S.
	Sr. Alejandro Pérez R.
Gerente	: Sr. Alvaro Saavedra F.
Capital suscrito y pagado	: M$ 411.217.628

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9248%

Formada en 1969 como subsidiaria forestal de Industrias de Celulosa Arauco S.A. Posteriormente en 1989, se constituyó en la empresa matriz de las filiales forestales de ARAUCO. Sus principales funciones son coordinar las actividades operacionales y definir las políticas de desarrollo de Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A. y Forestal Cholguán S.A. Estas empresas, sin embargo, son propietarias de los terrenos forestales y responsables de su administración.

A fines de este ejercicio, el patrimonio forestal de la empresa, estructurado a través de sus cuatro filiales forestales, alcanza a 921 mil hectáreas de las cuales 541 mil corresponden a plantaciones de pino radiata y 66 mil a plantaciones de eucaliptus.

La inversión en Forestal Arauco S.A. representa un 44,4861% del activo de Celulosa Arauco y Constitución S.A.

BOSQUES ARAUCO S.A.

Presidente	: Sr. Alejandro Pérez R.
Directores	: Sr. Matías Domeyko C.
	Sr. Franco Bozzalla T.
	Sr. Antonio Luque G.
	Sr. Alvaro Saavedra F.
Gerente	: Sr. Jorge Serón F.
Capital suscrito y pagado	: M$ 114.949.175

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9256%

Se formó en 1969 con la misión de abastecer de rollizos pulpables a Planta Arauco.

Hoy en día ejecuta actividades de forestación, reforestación, manejo y cosecha de bosques de su propiedad, ubicados fundamentalmente en la VIII Región, cuya producción es vendida a clientes relacionados como externos.

La inversión en Bosques Arauco S.A. representa un 0,1796% del activo de Celulosa Arauco y Constitución S.A.

FORESTAL CHOLGUÁN S.A.

Presidente	: Sr. Alejandro Pérez R.
Directores	: Sr. Matías Domeyko C.
	Sr. Franco Bozzalla T.
	Sr. Alvaro Saavedra F.
	Sr. Eduardo Zañartu B.
	Sr. Jorge Garnham M.
	Sr. Antonio Luque G.
Gerente	: Sr. Rigoberto Rojo G.
Capital suscrito y pagado	: M$ 40.301.030

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 97,3143%

Fue creada en 1978 y adquirida por ARAUCO a través de su filial Forestal Arauco S.A.

En la actualidad, desarrolla actividades de forestación, reforestación, manejo y cosecha de predios ubicados principalmente en la VII y VIII Región.

INVESTIGACIONES FORESTALES BIOFOREST S.A.

Presidente	: Alvaro Saavedra F.
Directores	: Osvaldo Cirano G.
	Sr. Rigoberto Rojo G.
	Sr. Jorge Serón F.
Gerente	: Sr. Eduardo Rodríguez T.
Capital suscrito y pagado	: M$ 155.661

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9256%

Se formó en 1990 con el propósito de realizar investigación aplicada a fin de maximizar la productividad potencial de los recursos forestales de ARAUCO.

SERVICIOS LOGISTICOS ARAUCO S.A.

Presidente	: Sr. Jorge Garnham M.
Directores	: Sr. Alvaro Saavedra F.
	Sr. Antonio Luque G.
	Sr. Franco Bozzalla T.
Gerente	: Sr. Alberto Walker G.
Capital suscrito y pagado	: M$ 176.264

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9586%

La sociedad Servicios Logísticos Arauco S.A. se constituyó en agosto de 2001 a partir del cambio de giro de Portuaria Arauco S.A.. La nueva filial no asumió sólo la actividad portuaria, sino que tomó a su cargo todos los aspectos que están involucrados desde que los productos terminados salen de las plantas industriales hasta su entrega a los clientes en el destino final.

La inversión en Servicios Logísticos Arauco S.A. representa un 0,0068% del activo de Celulosa Arauco y Constitución S.A.

DISTRIBUIDORA CENTROMADERAS S.A.

Presidente	: Sr. Alejandro Pérez R.
Directores	: Sr. Franco Bozzalla T.
	Sr. Matías Domeyko C.
	Sr. Antonio Luque G.
Gerente	: Sr. Carlos Bianchi F.
Capital suscrito y pagado	: M$ 7.129.710

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9992%

Se creó en Septiembre de 1995 para la distribución de los productos de Aserraderos Arauco S.A. y Paneles Arauco S.A. en el mercado nacional a través de un moderno centro de distribución en las afueras de Santiago.

COMPAÑÍA PUERTO DE CORONEL S.A. (FILIAL DE INVERSIONES PUERTO CORONEL S.A.)

Presidente	: Sr. Eduardo Hartwig I.
Directores	: Sr. Alvaro Brunet L.
	Sr. Alberto Walker G.
	Sr. José Cox D.
	Sr. Enrique Elgueta G.
	Sr. Jorge Garnham M.
Gerente	: Sr. Alberto Miranda G.
Capital suscrito y pagado	: M$ 7.162.118

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 50%

La sociedad fue creada en 1989 con el propósito de construir, explotar y operar un puerto de carga en la bahía de Coronel, VIII Región.

En octubre de 2002 se adquirió un 16,67% de la sociedad.

La inversión en Inversiones Puerto Coronel S.A. representa un 0,1378% del activo de Celulosa Arauco y Constitución S.A.

PUERTO DE LIRQUÉN S.A.

Presidente	: Sr. Emilio Pellegrini R.
Vicepresidente	: Sr. Jaime Lea-Plaza S.
Directores	: Sr. Jorge Bernardo Larraín M.
	Sr. Manuel Mardones R.
	Sr. Alejandro Pérez R.
	Sr. Sebastian Babra
	Sr. Carlos Croxatto S.
Gerente	: Sr. Juan Manuel Gutiérrez P.
Capital suscrito y pagado	: M$

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 20,1381%

Se constituyó en 1970, como continuadora de las actividades portuarias de la empresa Muelles y Bosques S.A.

Su principal actividad es actuar como operador en la movilización portuaria y en la estiba y desestiba de naves en el Puerto de Lirquén, VIII Región, que le pertenece a través de su filial Portuaria Lirquén S.A.

CONTROLADORA DE PLAGAS FORESTALES S.A.

Presidente	: Sr. Jorge Serón F.
Directores	: Sr. Daniel Contesse G.
	Sr. Simón Berti S.
	Sr. Jorge López S.
	Sr. Roberto Pera C.
Gerente	: Sr. Osvaldo Ramírez G.

Capital suscrito y pagado : M$ 344.013
Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 51,09%

Fue creada en 1989 con el propósito de realizar explotación agrícola y ganadera en predios de terceros con masa ganadera propia, medierías de animales, ventas de talajes y siembras propias o por medio de terceros, así como también la comercialización de los productos de las referidas actividades.

ARAUCO PERU S.A. (PERÚ)

Directores	: Sr. Alejandro Pérez R.
	Sr. Robinson Tajmuch V.
	Sr. Franco Bozzalla T.

Capital suscrito y pagado : MUS$ 22
Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9985%

La empresa se constituyó el 2 de octubre de 1997 como Cholguán Lima S.A.. Esta sociedad se dedica a la venta de madera aserrada y tableros en América Latina.

TRUPAN ARGENTINA S.A. (ARGENTINA)

Presidente	: Sr. Juan E.Cambiaso
Directores	: Sr. Alejandro Pérez R.
	Sr. Cristian Infante B.

Capital suscrito y pagado : MUS$ 332
Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9999%

La Sociedad fue constituida el 23 de diciembre de 1998 con un plazo de duración de 99 años teniendo como objeto la industrialización y comercialización de paneles y tableros de densidad media (MDF) de madera prensada, desfibrada, aglomerada, contrachapada, laminada y ennoblecida.

ALTO PARANÁ S.A. (ARGENTINA)

Presidente	: Sr. Juan Cambiaso P.
Vicepresidente	: Sr. José Tomás Guzmán D.
Directores	: Sr. Roberto Angelini R.
	Sr. Carlos Croxatto S.
	Sr. Alejandro Pérez R.
Gerente	: Sr. Cristián Infante B.
Capital suscrito y pagado	: MUS$ 566.196

Porcentaje de participación indirecto de Celulosa Arauco y Constitución S.A.: 99,9722%

Fue creada en 1983 y adquirida en diciembre de 1996 por ARAUCO a través de su filial Industrias Forestales S.A. Es la encargada de la producción y comercialización de todos los productos de Arauco en Argentina. Actualmente cuenta con una planta de celulosa, un aserradero, una planta de manufactura y una planta de tableros de M.D.F.

INDUSTRIAS FORESTALES S.A. (ARGENTINA)

Presidente	: Sr. José Tomás Guzmán D.
Vicepresidente	: Sr. Juan Cambiaso P.
Directores	: Sr. Roberto Angelini R.
	Sr. Carlos Croxatto S.
	Sr. Alejandro Pérez R.
Gerente	: Sr. Cristián Infante B.
Capital suscrito y pagado	: MUS$ 256.803

Porcentaje de participación indirecto de Celulosa Arauco y Constitución S.A.: 99,9999%

Fue creada en 1996 y tiene como objeto canalizar las inversiones de Arauco en Argentina.

La empresa es dueña del 99,99% de las acciones de Alto Paraná S.A. y de un 99% de las acciones de Forestal Misiones S.A. y de un 2% de las acciones de Trupán Argentina S.A.

En diciembre de 2002, Celulosa Arauco y Constitución S.A. creó la sociedad Inversiones Celco S.L. aportando 299.999.990 acciones de Industrias Forestales S.A. quedando Celulosa Arauco y Constitución S.A. con una participación equivalente a 10 acciones.

FORESTAL MISIONES S.A. (ARGENTINA)

Directores	: Sr. Juan Cambiaso P.
	Sr. Julio Fernández M.
Capital suscrito y pagado	: MUS$ 12

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9861%

Se constituyó en 1998 con el nombre de Industrial y Forestal Misiones S.A.. En octubre de 2000 se modificó la razón social a la denominación actual.

Su propósito es desarrollar en Argentina la actividad de aserraderos y tableros en fibra.

ARAUCO EUROPE S.A. (SUIZA)

Directores	: Sr. Jorge Garnham M.
	Sr. Enrico Chincarini
	Sr. Guy Chatelaine
Capital suscrito y pagado	: MUS$ 62

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 58,8032%

La sociedad se creó con el propósito de actuar como agente en el mercado europeo para la comercialización de la celulosa que produce Arauco.

INVERSIONES CELCO S.L. (ESPAÑA)

Presidente	: Sr. José Tomás Guzmán D.
Vocales	: Sr. Alejandro Pérez R.
	Sr. Matías Domeyko C.
	Sr. Yohn E. Kiddell
Capital suscrito y pagado	: MUS$ 648.147

Porcentaje de participación total de Celulosa Arauco y Constitución S.A.: 99,9986%

La sociedad se constituyó el 17 de diciembre de 2002, en Madrid, España. Tiene por objeto la adquisición, tenencia, administración y gestión de títulos y acciones o cualquier forma de representación de participaciones en el capital de entidades no residentes.

La inversión en Inversiones Celco S.L. representa un 13,65% del activo de Celulosa Arauco y Constitución S.A.

SOUTHWOODS ARAUCO LUMBER LLC (U.S.A.)

Directores	: Sr. Robinson Tajmuch V.
	Sr. Steen Henning H.
	Sr. Ricardo Strauszer Z.

El 20 de noviembre de 2002, esta sociedad fue adquirida por la filial Arauco Wood Products, Inc. en MUS$ 4.900.

ARAUCO DO BRASIL LTDA. (BRASIL)

Gerente	: Sr. Davi Olbertz
Capital suscrito y pagado	: MUS$ 294

La sociedad tiene por objeto comercializar en los países de Mercosur los productos que Arauco elabora en Argentina.

9. UTILIDAD DISTRIBUIBLE

La determinación de la utilidad distribuible como dividendo es la siguiente:

Utilidad del ejercicio 2002	MUS$	277.189
Menos:		
Amortización de mayor valor inversiones consolidado	MUS$	19.466
Utilidad líquida consolidada	MUS$	257.723
Dividendo a repartir 40% sobre utilidad líquida consolidada (**)	MUS$	123.089
Dividendo provisorio (*)	MUS$	38.682
Dividendo estimado por repartir en año 2003	MUS$	64.407

Los dividendos por acción distribuidos los últimos 3 años son los siguientes: $260,16 por 1999, $625,73 por 2000, $ 221,37 por 2001 y en el año 2002 se repartió un dividendo provisorio de $242 por acción (*).

(**) Monto a ser acordado en Junta Ordinaria de Accionistas.

11. TRANSACCIONES DE ACCIONES

En el ejercicio terminado al 31 de diciembre de 2002, no se efectuaron transacciones de acciones.

En el ejercicio terminado al 31 de diciembre de 2001, la Compañía de Petróleos de Chile S.A. compró 51 acciones a la Corporación de Fomento de la Producción.

COMPRA EQUIPOS A MAESTRANZA IQUIQUE S.A.

Además se ha llegado a un acuerdo con Maestranza Iquique S.A. para el suministro y montaje por parte de ésta a Celulosa Arauco y Constitución S.A., de estanques de acero inoxidable por un precio de US$ 4,38 millones.- Aquella sociedad cuenta entre los miembros de su Directorio a los señores Roberto Angelini Rossi y Jorge Andueza Fouque, los que son también directores de esta sociedad.

Con fecha 27 de agosto de 2002, se informó lo siguiente:

En Sesión celebrada con fecha 27 de agosto de 2002, el Directorio de esta sociedad acordó la compra a "Forestal Cholguán S.A." de las 7.622.489 acciones que esta posee en "Inversiones Cholguán S.A." por un precio total de $ 15.168.753.110.-, operación a efectuarse dentro del presente mes.

Se hace presente que esta sociedad, "Celulosa Arauco y Constitución S.A.", a través de su filial "Forestal Arauco S.A." consolida sus estados financieros con la vendedora, "Forestal Cholguán S.A."

Filial Forestal Cholguán S.A.

La Administración de la Empresa, comunicó con carácter de Hecho Relevante, en carta de fecha 06 de febrero de 2002, que con fecha 10 de enero de 2002 el número de acciones y el capital suscrito y pagado quedó reducido y fijado en $39.127.362.144, dividido en 369.190.350 acciones, sin valor nominal. Lo anterior debido a la aplicación del inciso 3 del artículo 27 de la ley 18.046, producido por la compra de 140.234 acciones de propia emisión por valor de $ 50.904.101 y no vendidas durante el año 2001 como lo exige la ley de sociedades anónimas.

La Sociedad con fecha 26 de marzo de 2002 comunicó con carácter de hecho relevante acuerdos adoptados en sesión de directorio No 277 de fecha 11 de marzo de 2002.

- Dejar constancia que ha tomado conocimiento y se responsabiliza de la información financiera anual, individual y consolidada, al 31 de diciembre de 2001, destinada a ser enviada por medio electrónico a la Superintendencia de Valores y Seguros.

- Dejar constancia que tales antecedentes financieros han sido objeto de informe de la firma de auditores Arthur Andersen - Langton Clarke con una opinión sin salvedades.

- Enviar copia del acta de la presente sesión directorio.

La Sociedad comunicó como hecho relevante en carta de fecha 27 de marzo de 2002 citación oficial a la Vigésimo Tercera Junta Ordinaria de Accionistas de la Sociedad y proposición de dividendos.

La Sociedad comunicó como hecho de carácter esencial en carta de fecha 27 de agosto de 2002 que en sesión del Directorio de fecha 22 de agosto de 2002, acordó la venta a Celulosa Arauco y Constitución S.A. de las 7.622.489 acciones de que la sociedad es dueña en Inversiones Cholguán S.A. por un precio total de $15.168.753.110.-, operación a efectuarse dentro del presente mes.

La Sociedad comunicó en carta de fecha 11 de septiembre como hecho de carácter esencial complemento a información de venta a Celulosa Arauco y Constitución S.A. de las acciones de Inversiones Cholguán S.A. que era dueña Forestal Cholguán S.A.:

13. COMENTARIOS DE ACCIONISTAS

La Sociedad durante el ejercicio 2002, no ha recibido por parte de los accionistas la formulación de comentarios y proposiciones.

CELULOSA ARAUCO Y CONSTITUCION S.A.

Estados financieros individuales

31 de diciembre de 2002

CONTENIDO

$	-	Pesos chilenos
M$	-	Miles de pesos chilenos
US$	-	Dólares estadounidenses
UF	-	Unidades de Fomento
£	-	Libra esterlina

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
RUT.: 81.513.400-1
Santiago de Chile
Av. Andrés Bello 2711
Torre Costanera - Pisos 2, 3, 4 y 5
Las Condes
Teléfono (56) (2) 940 0000

INFORME DE LOS AUDITORES INDEPENDIENTES

Santiago, 7 de marzo de 2003

Señores
Accionistas y Directores
Celulosa Arauco y Constitución S.A.

1 Hemos efectuado una auditoría a los balances generales de Celulosa Arauco y Constitución S.A. al 31 de diciembre de 2002 y 2001 y a los correspondientes estados de resultados y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de Celulosa Arauco y Constitución S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, con base en las auditorías que efectuamos. No hemos examinado los estados financieros de las filiales indirectas Forestal Celco S.A. y Forestal Cholguán S.A., los cuales muestran activos totales de MUS$ 980.845 y MUS$ 1.008.017 al 31 de diciembre de 2002 y 2001, respectivamente, e ingresos operacionales de MUS$ 150.726 y de MUS$ 146.086 por los años terminados en esas fechas. Además, no hemos examinado los estados financieros de la filial directa Aserraderos Arauco S.A. y de la filial indirecta Forestal Valdivia S.A. por el ejercicio terminado al 31 de diciembre de 2001, los cuales muestran activos totales de MUS$ 639.178 e ingresos operacionales de MUS$ 295.490 por el año terminado en esa fecha. Aquellos estados financieros fueron examinados por otros auditores, cuyos informes nos han sido proporcionados, y nuestra opinión aquí expresada, en lo que se refiere a los importes incluidos de dichas sociedades, se basa únicamente en los informes emitidos por esos auditores.

2 Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes y las informaciones revelados en los estados financieros. Una auditoría comprende, también, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

3 Los mencionados estados financieros han sido preparados para reflejar la situación financiera individual de Celulosa Arauco y Constitución S.A. a base de los criterios descritos en Nota 2, antes de proceder a la consolidación, línea a línea, de los estados financieros de las filiales detalladas en Nota 12. En consecuencia, para su adecuada interpretación, estos estados financieros individuales deben ser leídos y analizados en conjunto con los estados financieros consolidados de Celulosa Arauco y Constitución S.A. y filiales, los que son requeridos por los principios de contabilidad generalmente aceptados.

4 En nuestra opinión, basada en nuestras auditorías y en los informes de otros auditores, los mencionados estados financieros presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Celulosa Arauco y Constitución S.A. al 31 de diciembre de 2002 y 2001, los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas, de acuerdo con los principios descritos en la Nota 2.

5 Como se explica en Nota 2 b), la Sociedad fue autorizada por el Servicio de Impuestos Internos para mantener sus registros contables en dólares estadounidenses. Consecuentemente, los saldos contables al 31 de diciembre de 2001 fueron traducidos a dólares estadounidenses al tipo de cambio vigente a esa fecha y las transacciones a partir del 1 de enero de 2002 son registradas en esa moneda al tipo de cambio vigente a la fecha de cada transacción. Para efectos comparativos, los estados financieros en pesos al 31 de diciembre de 2001 han sido traducidos a dólares estadounidenses al tipo de cambio vigente a esa fecha.

Anthony J.F. Dawes
RUT: 4.576.198-3

PricewaterhouseCoopers

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Expresado en : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

PASIVOS

1.00.01.30 Tipo de Moneda: Dólares
1.00.01.40 Tipo de Balance: Individual

1.01.04.00 R.U.T.: 93458000 - 1

PASIVOS	NÚMERO NOTA	ACTUAL (al 31/12/2002)	ANTERIOR (al 31/12/2001)
5.21.00.00 TOTAL PASIVOS CIRCULANTES		**353.013**	**147.740**
5.21.10.10 Obligaciones con bancos e instituciones financieras a corto plazo	14	32.034	0
5.21.10.20 Obligaciones con bancos e instituciones financieras largo plazo - porción corto plazo	14	37.534	37.622
5.21.10.30 Obligaciones con el público (pagarés)		0	0
5.21.10.40 Obligaciones con el público - porción corto plazo (bonos)	16	109.396	32.193
5.21.10.50 Obligaciones largo plazo con vencimiento dentro un año		19	21
5.21.10.60 Dividendos por pagar		0	0
5.21.10.70 Cuentas por pagar		22.372	14.398
5.21.10.80 Documentos por pagar		6	3
5.21.10.90 Acreedores varios		8.278	8.453
5.21.20.10 Documentos y cuentas por pagar empresas relacionadas	6	120.356	40.011
5.21.20.20 Provisiones	17	7.412	11.843
5.21.20.30 Retenciones		1.176	1.804
5.21.20.40 Impuesto a la renta		11.266	0
5.21.20.50 Ingresos percibidos por adelantado		393	396
5.21.20.60 Impuestos diferidos	8	0	996
5.21.20.70 Otros pasivos circulantes		2.771	0
5.22.00.00 TOTAL PASIVOS A LARGO PLAZO		**1.240.551**	**1.410.385**
5.22.10.00 Obligaciones con bancos e instituciones financieras	15	0	37.500
5.22.20.00 Obligaciones con el público largo plazo (bonos)	16	1.157.500	1.282.963
5.22.30.00 Documentos por pagar largo plazo		1	1
5.22.40.00 Acreedores varios largo plazo		0	7.860
5.22.50.00 Documentos y cuentas por pagar empresas relacionadas largo plazo	6	403	403
5.22.60.00 Provisiones largo plazo	17	5.780	5.666
5.22.70.00 Impuestos Diferidos a largo plazo	8	76.722	75.837
5.22.80.00 Otros pasivos a largo plazo		145	155
5.23.00.00 INTERES MINORITARIO		0	0
5.24.00.00 TOTAL PATRIMONIO	19	**3.207.456**	**3.116.717**
5.24.10.00 Capital pagado	19	347.551	347.551
5.24.20.00 Reserva revalorización capital	19	0	0
5.24.30.00 Sobreprecio en venta de acciones propias	19	5.625	5.625
5.24.40.00 Otras reservas	19	1.356.030	1.470.901
5.24.50.00 Utilidades retenidas (sumas códigos 5.24.51.00 al 5.24.56.00)	19	1.498.250	1.292.640
5.24.51.00 Reservas futuros dividendos		0	0
5.24.52.00 Utilidades acumuladas		1.259.743	1.158.087
5.24.53.00 Pérdidas acumuladas (menos)		0	0
5.24.54.00 Utilidad (pérdida) del ejercicio		277.189	139.910
5.24.55.00 Dividendos provisorios (menos)		(38.682)	(5.357)
5.24.56.00 Déficit acumulado periodo de desarrollo		0	0
5.20.00.00 TOTAL PASIVOS		**4.801.020**	**4.674.842**

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Expresado en : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

ESTADO DE FLUJO DE EFECTIVO - DIRECTO

2.03 ESTADO DE FLUJO DE EFECTIVO

1.00.01.30 Tipo de Moneda: Dólares
1.00.01.40 Tipo de Balance: Individual
5.03.01.00 Método del estado de flujo de efectivo: D

1.01.04.00 R.U.T.: 93458000 - 1

	día	mes	año		día	mes	año
desde	01	01	2002	desde	01	01	2001
hasta	31	12	2002	hasta	31	12	2001

ESTADO DE FLUJO DE EFECTIVO - DIRECTO	NÚMERO NOTA	ACTUAL	ANTERIOR
5.41.11.00 FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACIÓN		**210.483**	**133.274**
5.41.11.10 Recaudación de deudores por venta		560.630	469.504
5.41.11.20 Ingresos financieros percibidos		16.427	16.062
5.41.11.30 Dividendos y otros repartos pecibidos	12	1.041	68.161
5.41.11.40 Otros ingresos percibidos	24	80.493	43.630
5.41.11.50 Pago a proveedores y personal (menos)		(341.537)	(348.402)
5.41.11.60 Intereses pagados (menos)		(101.380)	(92.017)
5.41.11.70 Impuesto a la renta pagado (menos)		(4.178)	(23.290)
5.41.11.80 Otros gastos pagados (menos)		(946)	(353)
5.41.11.90 Impuesto al Valor Agregado y otros similares pagados (menos)		(67)	(21)
5.41.12.00 FLUJO NETO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO		**(90.182)**	**(82.567)**
5.41.12.05 Colocación de acciones de pago		0	0
5.41.12.10 Obtención de préstamos		0	67.841
5.41.12.15 Obligaciones con el público		0	410.052
5.41.12.20 Préstamos documentados de empresas relacionadas		35.975	37.328
5.41.12.25 Obtención de otros préstamos de empresas relacionadas		0	0
5.41.12.30 Otras fuentes de financiamiento		0	0
5.41.12.35 Pago de dividendos (menos)		(71.579)	(63.892)
5.41.12.40 Repartos de capital (menos)		0	0
5.41.12.45 Pago de préstamos (menos)		(37.500)	(303.790)
5.41.12.50 Pago de obligaciones con el público (menos)		(17.078)	(127.792)
5.41.12.55 Pago de préstamos documentados de empresas relacionadas (menos)		0	(87.648)
5.41.12.60 Pago de otros préstamos de empresas relacionadas (menos)		0	0
5.41.12.65 Pago de gastos por emisión y colocación de acciones (menos)		0	0
5.41.12.70 Pago de gastos por emisión y colocación de obligaciones con el público (menos)		0	(14.666)
5.41.12.75 Otros desembolsos por financianciamiento (menos)		0	0
5.41.13.00 FLUJO NETO ORIGINADO POR ACTIVIDADES DE INVERSIÓN		**(201.301)**	**284.396**
5.41.13.05 Ventas de activo fijo		1.423	265
5.41.13.10 Ventas de inversiones permanentes		0	142.645
5.41.13.15 Ventas de otras inversiones		8.489	83.248
5.41.13.20 Recaudación de préstamos documentados a empresas relacionadas		989.143	936.149
5.41.13.25 Recaudación de otros préstamos a empresas relacionadas		0	0
5.41.13.30 Otros ingresos de inversión		937	0
5.41.13.35 Incorporación de activos fijos (menos)		(213.423)	(28.702)
5.41.13.40 Pago de intereses capitalizados (menos)		0	0
5.41.13.45 Inversiones permanentes (menos)		(27.058)	(3.431)
5.41.13.50 Inversiones en instrumentos financieros (menos)		(8.002)	(19.586)
5.41.13.55 Préstamos documentados a empresas relacionadas (menos)		(920.206)	(826.192)
5.41.13.60 Otros préstamos a empresas relacionadas (menos)		0	0
5.41.13.65 Otros desembolsos de inversión (menos)		(32.604)	0
5.41.10.00 FLUJO NETO TOTAL DEL PERÍODO		(81.000)	335.103
5.41.20.00 EFECTO DE LA INFLACIÓN SOBRE EL EFECTIVO Y EFECTIVO EQUIVALENTE		29.513	(5.197)
5.41.00.00 VARIACION NETA DEL EFECTIVO Y EFECTIVO EQUIVALENTE		(51.487)	329.906
5.42.00.00 SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		436.449	106.543
5.40.00.00 SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		**384.962**	**436.449**

01. Inscripción en el Registro de Valores

Con fecha 14 de junio de 1982, Celulosa Arauco y Constitución S.A. se inscribió en el Registro de Valores de la Superintendencia de Valores y Seguros, correspondiéndole el No.042 de dicho registro, encontrándose por tanto sujeta a la fiscalización de esta Superintendencia.

La Sociedad cuenta con una Agencia en Panamá.

Tipo de moneda : Miles de Dólares

02. Criterios Contables Aplicados

Concepto	2002 $	2001 $
Peso	718,61	654,79
Unidad de Fomento (U.F.)	16.744,12	16.262,66
Yen	6,07	4,99
Euro	752,55	578,18
Marco Alemán (DM)	-	295,74
Libra Esterlina (GBP)	1.152,91	948,01

g) Inversiones financieras

Los depósitos a plazo se presentan al valor invertido más intereses y reajustes devengados al cierre de cada ejercicio y se encuentran clasificados bajo el rubro del mismo nombre.

Los instrumentos de renta fija y efectos de comercio se presentan al menor valor entre su valor presente calculado según la tasa de descuento utilizada para determinar el precio de cada instrumento al momento de su adquisición y el valor de mercado de los respectivos títulos. Las inversiones en fondos mutuos se presentan valorizadas al valor de las respectivas cuotas al cierre de cada ejercicio.

h) Existencias

Los productos terminados han sido valorizados al costo de producción unitario promedio, el cual incluye gastos de fabricación y depreciaciones del activo fijo. Dichas revalorizaciones no exceden a los respectivos valores netos de realización.

Las existencias de materias primas están valorizadas al costo de las últimas compras.

Las importaciones en tránsito se presentan al costo acumulado a la fecha del balance y se presentan clasificadas en Otros activos circulantes.

Los materiales generales y repuestos se presentan al costo de adquisición y se clasifican conforme a su rotación en Otros activos circulantes (Nota 9), o bien en Otros activos fijos, tratándose de bienes que serán incorporados en definitiva a dicho rubro, o que no tendrán rotación en el próximo ejercicio.

i) Estimación deudores incobrables

La Sociedad determina la provisión de deudores incobrables en base a la siniestralidad analizada de acuerdo a cada caso.

j) Activo fijo

Los bienes del activo fijo se presentan valorizados al costo de adquisición más las revalorizaciones legales hasta diciembre de 2001, mostrándose en rubro separado la diferencia por mayor valor de la retasación técnica efectuada durante 1979.

Bajo el rubro Otros Activos Fijos se han clasificado aquellos repuestos que se estima serán activados en períodos futuros, como también, los repuestos que no tendrán rotación en el próximo ejercicio.

El costo de financiamiento asociado a grandes proyectos se activa de acuerdo a lo mencionado en el Boletín Técnico No 31 del Colegio de Contadores de Chile A.G.

k) Depreciación activo fijo

Las depreciaciones del activo fijo han sido calculadas aplicando el método lineal a base de la vida útil remanente de los bienes.

l) Inversiones empresas relacionadas

La Sociedad valoriza sus inversiones en empresas relacionadas de acuerdo a las disposiciones de la Circular No 368 de la Superintendencia de Valores y Seguros, es decir, a base de la aplicación del método del valor patrimonial proporcional.

02. Criterios Contables Aplicados

-

t) Software computacional

La Sociedad tiene como criterio cargar a resultado el desarrollo de sistemas computacionales efectuados con recursos humanos y materiales propios.

Los paquetes computacionales comprados por la Empresa se activan y amortizan en el plazo en que se estime su vida útil, con un máximo de cuatro años. El monto activado por este concepto se presenta en el ítem "Otros Activos Fijos".

u) Gastos en investigación y desarrollo

Los gastos en investigación y desarrollo son cargados directamente a los resultados del ejercicio.

v) Costos de emisión de bonos

Los costos de emisión de títulos de deuda son activados y se presentan en los rubros Otros activos circulantes y Otros de largo plazo y son amortizados linealmente durante el plazo de vigencia de los bonos. El cargo por amortización de los mismos se presenta en el rubro "Gastos financieros" del estado de resultados.

w) Estado de flujo de efectivo

Bajo el concepto de "Efectivo y Efectivo Equivalente" se incluyen los saldos de disponible, depósitos a plazo, valores negociables y pactos, con vencimientos inferiores a 90 días.

Se incluyen bajo el rubro "Flujo originado por actividades de la Operación" aquellos flujos de efectivo relacionados con el giro de la Sociedad, intereses pagados, ingresos financieros, dividendos percibidos y todos aquellos que no están definidos como de inversión o financiamiento.

04. Valores Negociables

Los valores negociables se presentan valorizados de acuerdo a lo descrito en Nota 2 g).

Al 31 de diciembre de 2002 se ha amortizado por valor bajo la par un monto de MUS$ 3 (MUS$ 11 en 2001).

El detalle de las inversiones en fondos mutuos al 31 de diciembre de 2002 es el siguiente:

Fondos Mutuos Internacionales	MUS$
Fondos Mutuos J.P.Morgan	157.091
Fondos Mutuos Citi Fund	157.201
Total Fondos Mutuos Internacionales	314.292
Fondos Mutuos Nacionales	
Fondos Mutuos BHIF	12.531
Fondos Mutuos Corp	1.216
Fondos Mutuos Banchile	5.321
Fondos Mutuos Santander	2.961
Fondos Mutuos BCI	2.786
Fondos Mutuos Scotiabank	6.126
Total Fondos Mutuos Nacionales	30.941
Total Cuotas de Fondos Mutuos	345.233

05. Deudores de Corto y Largo Plazo

Al 31 de diciembre de 2002 y 2001, los saldos de deudores por venta y de deudores varios, se conforman como sigue:

	2002		2001	
	MUS$	%	MUS$	%
Deudores por Venta				
Nacionales	744	0,81	1.803	1,49
Extranjeros	91.544	99,19	119.198	98,51
Total	92.288	100,00	121.001	100,00
Deudores Varios				
Moneda Nacional	2.619	32,47	1.874	66,53
Moneda Extranjera	5.448	67,53	943	33,47
Total	8.067	100,00	2.817	100,00

06. Saldos y Transacciones con entidades relacionadas

Los saldos por cobrar y pagar a empresas relacionadas al 31 de diciembre de 2002 están expresados en pesos y en dólares. Estos últimos devengan intereses considerando una tasa anual del 5%. Hasta el 31 de diciembre de 2001, los saldos por cobrar y pagar a empresas relacionadas se expresaban principalmente en unidades de fomento y devengaban intereses considerando una tasa anual de 5%. En general, el origen de los saldos son transacciones corrientes de operación, los cuales son cobrados y/o cancelados en función de las necesidades de caja de la Sociedad.

Las transacciones realizadas con entidades relacionadas guardan relación de equidad con otras operaciones que se efectúan regularmente.

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

06. Saldos y Transacciones con entidades relacionadas
Documentos y Cuentas por Pagar

RUT	SOCIEDAD	CORTO PLAZO		LARGO PLAZO	
		31-12-2002	31-12-2001	31-12-2002	31-12-2001
79990550-7	INVESTIGACIONES FORESTALES BIOFOREST S.A.	868	552	0	0
96637330-K	SERVICIOS LOGISTICOS ARAUCO S.A. (EX-PORTUARIA ARAUCO S.A.)	1.959	1.312	0	0
82152700-7	BOSQUES ARAUCO S.A.	26.050	0	0	0
96563550-5	ARAUCO INTERNACIONAL S.A. (EX-INVERSIONES CHOLGUAN S.A.)	1.596	322	0	0
96567940-5	FORESTAL VALDIVIA S.A.	0	0	403	403
91806000-6	ABASTIBLE S.A.	4	4	0	0
85840100-3	CIA. DE TURISMO DE CHILE S.A.	0	8	0	0
90690000-9	COPEC S.A.	425	174	0	0
0-E	ALTO PARANA S.A.	0	8.557	0	0
96663560-6	ASERRADEROS ARAUCO S.A.	20.667	8.818	0	0
96573310-8	FORESTAL ARAUCO S.A.	25.023	19.971	0	0
0-E	INDUSTRIAS FORESTALES S.A.	200	200	0	0
96765270-9	DISTRIBUIDORA CENTROMADERAS S.A.	3.062	0	0	0
85805200-9	FORESTAL CELCO S.A.	36.443	0	0	0
79895330-3	CIA. PUERTO DE CORONEL S.A.	86	0	0	0
86370800-1	SIGMA SERVICIOS INFORMATICOS S.A.	0	4	0	0
93838000-7	FORESTAL CHOLGUAN S.A.	2.956	0	0	0
71625000-8	FUNDACION EDUCACIONAL ARAUCO	149	89	0	0
96547510-9	ARAUCO GENERACION S.A.	655	0	0	0
99285000-0	CÍA. DE SEGUROS CRUZ DEL SUR S.A.	213	0	0	0
	TOTALES	**120.356**	**40.011**	**403**	**403**

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

06. Saldos y Transacciones con entidades relacionadas

Transacciones

SOCIEDAD	RUT	NATURALEZA DE LA RELACIÓN	DESCRIPCIÓN DE LA TRANSACCIÓN	31-12-2002 MONTO	31-12-2002 EFECTOS EN RESULTADOS (CARGO/ABONO)	31-12-2001 MONTO	31-12-2001 EFECTOS EN RESULTADOS (CARGO/ABONO)
		FILIAL	ARRIENDOS PERCIBIDOS	11	11	8	8
FORESTAL VALDIVIA S.A.	96567940-5	FILIAL	REEMBOLSO DE GASTOS (VENTA)	18	0	10	0
		FILIAL	INTERESES PERCIBIDOS	1.018	1.018	1.906	1.906
PANELES ARAUCO S.A.	96768760-K	FILIAL	REEMBOLSO DE GASTOS (COMPRA)	2	0	3	0
		FILIAL	INTERESES PERCIBIDOS	3.679	3.679	3.991	3.991
		FILIAL	SERVICIOS PRESTADOS	14	14	11	11
		FILIAL	OTRAS VENTAS	2.976	2.976	2.306	2.306
		FILIAL	ARRIENDOS PERCIBIDOS	37	37	46	46
		FILIAL	REEMBOLSO DE GASTOS (VENTA)	54	0	53	0
PUERTO DE LIRQUEN S.A.	82777100-7	COLIGADA	SERVICIOS PORTUARIOS	13	-13	37	-37
SERVICIOS LOGISTICOS ARAUCO S.A.(EX-PORTUARIA ARAUCO S.A.)	96637330-K	FILIAL	REEMBOLSO DE GASTOS (VENTA)	56	0	49	0
SERVICIOS LOGISTICOS ARAUCO S.A. (EX-PORTUARIA ARAUCO S.A.)	96637330-K	FILIAL	ARRIENDOS PERCIBIDOS	322	322	331	331
ARAUCO GENERACION S.A.	96547510-9	FILIAL	COMPRA DE ENERGIA ELECTRICA	5.337	-5.337	5.392	-5.392
		FILIAL	INTERESES PAGADOS	201	-201	476	-476
ASERRADEROS ARAUCO S.A.	96565750-9	FILIAL	INTERESES PAGADOS	563	-563	192	-192
		FILIAL	COMPRAS DE MADERA	1.327	-1.327	1.199	-1.199
		FILIAL	SERVICIOS RECIBIDOS	12	-12	9	-9
ABASTIBLE S.A.	91806000-6	INDIRECTA	COMPRAS DE COMBUSTIBLE	56	-56	97	-97
ABC COMERCIAL S.A.	81151500-0	INDIRECTA	OTRAS COMPRAS	81	-81	5	-5
BOSQUES ARAUCO S.A.	82152700-7	FILIAL	COMPRAS DE MADERA	79.905	-79.905	85.984	-85.984
		FILIAL	INTERESES PAGADOS	404	-404	1.497	-1.497
CIA. DE TURISMO DE CHILE LTDA.	85840100-3	INDIRECTA	COMPRAS DE PASAJES	0	0	57	-57
CIA. DE SEGUROS GENERALES CRUZ DEL SUR S.A.	99285000-0	INDIRECTA	PRIMAS DE SEGUROS	1.348	-1.348	3.360	-3.360
COPEC S.A.	90690000-9	MATRIZ	COMPRAS DE COMBUSTIBLE	11.263	-11.263	10.725	-10.725
FORESTAL CELCO S.A.	85805200-9	FILIAL	COMPRAS DE MADERA	49.244	-49.244	49.641	-49.641
FORESTAL ARAUCO S.A.	96573310-8	FILIAL	INTERESES PAGADOS	768	-768	0	0
DISTRIBUIDORA CENTROMADERAS S.A.	96765270-9	FILIAL	OTRAS COMPRAS	0	0	1	-1
		FILIAL	INTERESES PAGADOS	523	-523	158	-158

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

06. Saldos y Transacciones con entidades relacionadas
Transacciones

SOCIEDAD	RUT	NATURALEZA DE LA RELACIÓN	DESCRIPCIÓN DE LA TRANSACCIÓN	31-12-2002		31-12-2001	
				MONTO	EFECTOS EN RESULTADOS (CARGO/ABONO)	MONTO	EFECTOS EN RESULTADOS (CARGO/ABONO)
ASERRADEROS ARAUCO S.A.	96565750-9	FILIAL	COMPRA DE ACTIVO FIJO	7	0	0	0
SERVICIOS LOGISTICOS ARAUCO S.A. (EX-PORTUARIA ARAUCO S.A.)	96637330-K	FILIAL	OTRAS COMPRAS	7	-7	0	0
FORESTAL VALDIVIA S.A.	96567940-5	FILIAL	OTRAS COMPRAS	45	-45	0	0
		FILIAL	SERVICIOS PRESTADOS	25	25	0	0
FORESTAL CONOSUR S.A.	0-E	FILIAL	APORTES DE CAPITAL	689	0	7	0
FORESTAL CONOSUR S.A	0-E	FILIAL	VENTA DE INVERSIONES	686	-758	0	0
PANELES ARAUCO S.A.	96768760-K	FILIAL	AUMENTO DE CAPITAL	20.340	0	0	0
FORESTAL ARAUCO COSTA RICA S.A.	0-E	FILIAL	APORTES DE CAPITAL	3	0	0	0
ARAUCO DO BRASIL LTDA.	0-E	FILIAL	APORTES DE CAPITAL	294	0	0	0
AGENCIAM. Y SERV. PROF. S.A. DE C.V.	0-E	FILIAL	APORTES DE CAPITAL	6	0	0	0
ARAUCO EUROPE S.A.	0-E	FILIAL	APORTES DE CAPITAL	40	0	0	0
ARAUCO INTERNACIONAL S.A. (EX-INVERSIONES CHOLGUAN S.A.)	96563550-5	FILIAL	COMPRA DE INVERSIONES	21.210	0	0	0
		FILIAL	APORTES DE CAPITAL	1.435	0	0	0
		FILIAL	VENTA DE INVERSIONES	1.388	47	0	0
INVERSIONES PUERTO CORONEL S.A.	96785680-0	COLIGADA	COMPRA DE INVERSIONES	4.500	0	3.060	0
INVERSIONES CELCO S.L.	0-E	FILIAL	APORTES DE CAPITAL	100	0	0	0
		FILIAL	AUMENTO DE CAPITAL	647.600	0	0	0
		FILIAL	VENTA DE INVERSIONES	647.602	-2	0	0
ARAUCO ECUADOR S.A. DE C.V.	0-E	FILIAL	APORTES DE CAPITAL	0	0	10	0
		FILIAL	APORTES DE CAPITAL	0	0	347	0
PORTALUPPI, GUZMAN Y BEZANILLA ABOGADOS	78096080-9	SOCIO DIRECTOR DE LA SOC.	ASESORIA LEGAL	277	-277	695	-695

08. Impuestos diferidos e impuestos a la renta

Impuesto a la Renta

Al 31 de diciembre de 2002, la Sociedad ha constituido provisión por Impuesto a la Renta de MUS$16.065, la que se presenta neta de pagos provisionales mensuales y gastos de capacitación, en tanto que al 31 de diciembre de 2001 no registró provisión por impuesto a la renta por presentar renta líquida imponible negativa de MUS$ 30.028. Además, la Sociedad ha provisionado por concepto de impuesto Artículo 21 de la Ley de la Renta MUS$3 (MUS$ 3 en 2001).

Utilidades tributarias retenidas

Detalle	Utilidades Retenidas con crédito MUS$	Utilidades Retenidas sin crédito MUS$	Crédito para los accionistas MUS$
Saldo periodo 2000	4.627	54	817
Saldo periodo 2001	27.961	1.150	4.934
Saldo período 2002	85.355	16.065	16.243
Total	117.943	17.269	21.994

Impuestos Diferidos

Tal como se explica en la Nota 2 p), la Sociedad registra impuestos diferidos sobre base acumulada, generada por las diferencias temporales existentes, los que han sido ajustados para dar reconocimiento al efecto en los cambios de tasa introducidos por la reforma tributaria publicada en septiembre de 2001.

La apertura de los saldos de impuestos diferidos se presenta a continuación:

Tipo de moneda : Miles de Dólares

08. Impuestos diferidos e impuestos a la renta
Impuestos a la renta

ITEM	31-12-2002	31-12-2001
Gasto tributario corriente (provisión impuesto)	-16.068	-3
Ajuste gasto tributario (ejercicio anterior)	-67	112
Efecto por activos o pasivos por impuesto diferido del ejercicio	354	-4.110
Beneficio tributario por perdidas tributarias	0	4.477
Efecto por amortización de cuentas complementarias de activos y pasivos diferidos	0	0
Efecto en activos o pasivos por impuesto diferido por cambios en la provisión de evaluación	0	0
Otros cargos o abonos en la cuenta	0	0
TOTALES	-15.781	476

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

10. Información sobre operaciones de compromiso de compra, compromisos de venta, venta con compromiso de recompra y compra con compromiso de retroventa de títulos o valores mobiliarios

Operaciones de venta con compromiso de recompra (VRC) y de compra con compromiso de retroventa (CRV)

COD.	FECHAS		CONTRAPARTE	MONEDA ORIGEN	VALOR SUSCRIPC.	TASA	VALOR FINAL	IDENTIFICACIÓN DE INSTRUMENTOS	VALOR MERCADO
	INICIO	TERMINO							
CRV	23-12-2002	22-01-2003	DEUTSCHE BANK (CHILE) S.A.	USD	20.040	1,95	20.073	PRD	20.049

11. Activos Fijos

Concepto	31-12-2002		31-12-2001	
	Activo Fijo Bruto MUS$	Depreciación Acumulada MUS$	Activo Fijo Bruto MUS$	Depreciación Acumulada MUS$
TERRENOS	14.623	-	14.623	-
CONSTRUCCIONES Y OBRAS DE INFRAESTRUCTURA	687.989	(524.773)	685.249	(510.537)
MAQUINARIAS Y EQUIPOS	685.187	(331.829)	681.158	(300.133)
OTROS ACTIVOS FIJOS				
Bosques y plantaciones	633	-	633	-
Repuestos del activo fijo	13.888	-	12.841	-
Equipos computacionales y software	13.469	(12.162)	13.010	(11.850)
Obras en curso	224.583	-	30.193	-
Muebles y enseres	5.006	(3.891)	4.973	(3.712)
Otros activos fijos	7.679	(5.957)	7.606	(5.614)
TOTAL OTROS ACTIVOS FIJOS	265.258	(22.010)	69.256	(21.176)
MAYOR VALOR RETASACION TECNICA				
Construcciones y obras de infraestructura	30.064	(26.838)	30.064	(26.587)
Maquinarias y equipos	35.559	(34.904)	35.559	(34.613)
Otros activos fijos	26	(25)	26	(24)
TOTAL MAYOR VALOR RETAS. TECNICA	65.649	(61.767)	65.649	(61.224)
Totales	**1.718.706**	**(940.379)**	**1.515.935**	**(893.070)**
Total Activo fijo neto		**778.327**		**622.865**

	31-12-2002	31-12-2001
	MUS$	MUS$
Depreciación cargada a resultados de la explotación		
En costos de la explotación	48.078	71.702
En gastos de administración y ventas	1.450	1.152
Total cargo a resultados de la explotación	**49.528**	**72.854**
Depreciación cargada a resultados fuera de la explotación	308	308
Total Depreciación con cargo a resultados	**49.836**	**73.162**

12. Inversiones en empresas relacionadas

Contablemente, Industrias Forestales S.A. reconocía como Valor Patrimonial Proporcional de su inversión en Alto Paraná S.A., el Patrimonio de esta última excluido el capital Preferido y el resultado del ejercicio, multiplicado por el porcentaje de participación que poseía en relación al total de las acciones ordinarias suscritas y pagadas. En cuanto al reconocimiento de resultados, reconocía el monto proporcional que le correspondía de acuerdo a la participación que poseía en relación al total de acciones suscritas y pagadas de Alto Paraná S.A., con cargo a inversión en empresas relacionadas y abono o cargo a utilidad o pérdida inversión empresas relacionadas, según corresponda.

Inversiones efectuadas

Entre enero y diciembre de 2002 se aportó MUS$689 a la Sociedad Forestal Conosur S.A.

En marzo de 2002 la Sociedad concurrió a un aumento de capital de Paneles Arauco S.A., mediante la capitalización de parte de un crédito existente a favor de la matriz por un monto de US$ 20.339.681,73 equivalentes a 5.814.617 acciones, después de este aporte la Sociedad quedó con un 99% de participación en Paneles Arauco S.A.

En febrero de 2002 se aportó a la sociedad Forestal Arauco Costa Rica S.A. MUS$3 equivalente al 10% del capital pagado de esa Sociedad.

Entre abril y diciembre de 2002 se aportó MUS$ 294 a la sociedad Arauco Do Brasil Ltda., equivalente a un 99,99% del capital pagado de esa Sociedad.

En abril de 2002 se aportó MUS$ 6 a la nueva sociedad Agenciamiento y Servicios Profesionales S.A. de C.V. constituida en México, equivalente al 99% del capital pagado.

En el período se aportó MUS$ 40 a la sociedad Arauco Europe S.A. equivalente a un 59,9% del capital pagado de la sociedad.

El 27 de agosto de 2002 se adquirieron 7.622.489 acciones de la sociedad Inversiones Cholguán S.A.(actual Arauco Internacional S.A.), equivalentes aproximadamente al 98% de participación, a la filial Forestal Cholguán S.A. en un monto de $ 15.168.753.110 equivalentes a US$ 21.210.293,03, generando un menor valor de US$ 27.762 que fue amortizado durante el ejercicio. Cabe señalar que al cierre del ejercicio, la Sociedad Arauco Internacional S.A. es matriz de la mayoría de las filiales extranjeras del grupo Arauco.

En octubre de 2002 se adquirió un 16,67% de la sociedad Inversiones Puerto Coronel S.A. en MUS$ 4.500, generándose en la operación un menor valor de inversión de MUS$ 2.598.

El 11 de diciembre de 2002 se aportó el equivalente a 99.000 Euros para la constitución de la sociedad Inversiones Celco S.L. en España.

El 23 de diciembre de 2002 se aportó US$ 647.600.000 en acciones de la filial Industrias Forestales S.A., para participar en un aumento de capital de Inversiones Celco S.L.

En el ejercicio anterior ocurrieron los siguiente eventos:

Entre el 1 de enero y el 31 de diciembre de 2001 la filial Forestal Arauco S.A. efectuó la compra de 377.485 acciones de Forestal Cholguán S.A. por un monto nominal de MUS$ 159. Producto de esta inversión se produjo un mayor valor de inversión nominal, en la filial Forestal Arauco S.A., ascendente a MUS$35.

Con fecha 8 de mayo de 2001, se aportó MUS$10 a la sociedad Arauco Ecuador S.A., equivalente al 99,99% de capital accionario.

En el mes de julio de 2001 se adquirió el 16,66% de la sociedad Inversiones Puerto Coronel S.A. en MUS$3.060, generando en esta operación un menor valor de inversiones de MUS$ 1.376.

Entre enero y diciembre de 2001, se aportó MUS$ 7 a la sociedad Forestal Conosur S.A.

Al cierre del ejercicio 2001 se habían aportado MUS$ 347 a la Sociedad Araucomex S.A.de C.V., equivalente al 99% del capital accionario.

Rut : 93458000 - 1
Período : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA
IMPRESIÓN: 19-03-2003

12. Inversiones en empresas relacionadas

Detalle de las inversiones

RUT	SOCIEDAD	PAIS DE ORIGEN	MONEDA DE CONTROL DE LA INVERSIÓN	NÚMERO DE ACCIONES	PORCENTAJE DE PARTICIPACIÓN		PATRIMONIO SOCIEDADES		RESULTADO DEL EJERCICIO		RESULTADO DEL DEVENGADO		VPP		RESULTADO S NO REALIZADOS		VALOR CONTABLE DE LA INVERSIÓN	
					31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001
96573310-8	FORESTAL ARAUCO S A	CHILE	DOLARES	127 592	99,9248000000	99,9248000000	2 167 878	2 169 024	104 979	83 336	105 299	75 575	2 166 248	2 167 393	-30 462	-32 581	2 135 786	2 134 812
0-E	INDUSTRIAS FORESTALES S A	ARGENTINA	DOLARES	10	0,0000010000	99,9999000000	656 099	630 928	32 316	27 266	24 472	27 266	0	630 927	0	0	0	630 927
0-E	ALTO PARANA S A	ARGENTINA	DOLARES	0	0,0000000000	0,0000000000	0	0	0	0	0	7 240	0	0	0	0	0	0
96663560-6	ASERRADEROS ARAUCO S A	CHILE	DOLARES	11 608 169 057	99,0000000000	99,0000000000	254 779	230 296	24 782	20 468	24 486	20 416	252 231	227 993	126	174	252 357	[illegible]
96768760-K	PANELES ARAUCO S A	CHILE	DOLARES	26 267 365	99,0000000000	99,6270790000	151 201	100 054	30 443	24 324	30 423	24 932	149 689	99 681	-3 268	-1 645	146 421	[illegible]
96547510-9	ARAUCO GENERACION S A	CHILE	DOLARES	396 000	99,0000000000	99,0000000000	14 529	12 954	2 371	2 070	1 734	1 277	14 384	12 825	3 768	4 382	18 152	[illegible]
82777100-7	PUERTO DE LIRQUEN S A	CHILE	DOLARES	30 928 304	20,1380900000	20,1380900000	68 454	68 513	7 515	4 932	1 513	993	13 785	13 797	0	0	13 785	13 797
85805200-9	FORESTAL CELCO S A	CHILE	DOLARES	60 447	1,0000000000	1,0000000000	805 412	809 867	32 276	23 672	319	179	8 054	8 099	4 868	5 211	12 922	13 310
82152700-7	BOSQUES ARAUCO S A	CHILE	DOLARES	12 147	1,0000000000	1,0000000000	875 308	886 739	63 910	56 586	672	511	8 753	8 867	-130	-140	8 623	8 727
96567940-5	FORESTAL VALDIVIA S A	CHILE	DOLARES	2 347	1,0000000000	1,0000000000	363 413	354 243	-1 564	1 523	-14	10	3 634	3 542	-11	-12	3 623	3 530
96785680-0	INVERSIONES PUERTO CORONEL S A	CHILE	DOLARES	1 488	50,0000000000	33,3333000000	13 236	11 850	2 462	1 415	1 016	500	6 618	3 950	0	0	6 618	3 950
96637330-K	SERVICIOS LOGISTICOS ARAUCO S A (EX-PORTUARIA ARAUCO S A)	CHILE	DOLARES	4 005	45,0000000000	45,0000000000	1 045	311	753	958	367	413	470	140	-142	-77	328	[illegible]
0-E	ARAUCO WOOD PRODUCTS INC	U S A	DOLARES	1	0,3952600000	98,8142000000	833	315	518	64	2	63	3	311	0	0	3	311
0-E	ARAUCO DENMARK APS	DINAMARCA	DOLARES	6	0,0000000000	99,0000000000	0	117	0	-115	0	-114	0	116	0	0	0	116
0-E	FORESTAL CONOSUR S A	URUGUAY	DOLARES	0	0,0000000000	1,0000000000	0	23 941	70	225	1	2	0	239	0	0	0	239
0-E	ARAUCOMEX S A DE C V	MEXICO	DOLARES	1	0,0020000000	99,0000000000	248	306	-58	-7	0	-7	0	303	0	0	0	303
0-E	ARAUCO PERU S A (EX-CHOLGUAN LIMA S A)	PERU	DOLARES	1	0,0012600000	99,0000000000	-71	52	-123	-68	0	-67	0	52	0	0	0	52
0-E	FORESTAL ARAUCO GUATEMALA S A	GUATEMALA	DOLARES	1	0,1515200000	85,0000000000	76	34	42	19	0	16	0	29	0	0	0	29
79990550-7	INVESTIGACIONES FORESTALES BIOFOREST S A	CHILE	DOLARES	2	1,0000000000	1,0000000000	373	408	-9	9	0	0	4	4	0	0	4	[illegible]
0-E	ARAUCO HONDURAS S DE R L DE C V	HONDURAS	DOLARES	0	1,0000000000	99,0000000000	21	23	-3	21	0	21	0	23	0	0	0	23
0-E	FORESTAL ARAUCO COSTA RICA S A	COSTA RICA	DOLARES	1	10,0000000000	0,0000000000	131	0	108	0	10	0	13	0	0	0	13	0
0-E	ARAUCO ECUADOR S A	ECUADOR	DOLARES	1	0,1000000000	99,9000000000	-138	-14	-124	-25	0	-25	0	0	0	0	0	0
0-E	ARAUCO EUROPE S A	SUIZA	DOLARES	1	0,0100000000	0,0000000000	84	0	22	0	0	0	0	0	0	0	0	0
0-E	ARAUCO DO BRASIL LTDA	BRASIL	DOLARES	0	0,0020000000	0,0000000000	130	0	-164	0	0	0	0	0	0	0	0	0
0-E	AGENCIAMIENTO Y SERV. PROFESIONALES S A DE C V	MEXICO	DOLARES	1	0,0020000000	0,0000000000	32	0	27	0	0	0	0	0	0	0	0	0
96563550-5	ARAUCO INTERNACIONAL S A (EX-INVERSIONES CHOLGUAN S A)	CHILE	DOLARES	1 060 139	98,0127000000	0,0000000000	4 927	0	641	0	1 232	0	4 830	0	0	0	4 830	0
0-E	INVERSIONES CELCO S L	ESPAÑA	DOLARES	0	99,9310000000	0,0000000000	655 903	0	7 736	0	7 099	0	655 450	0	0	0	655 450	0
	TOTAL												3 284 166	3 178 291	-25 251	-24 688	1 258 915	1 153 60[illegible]

Tipo de moneda : Miles de Dólares

13. Menor y Mayor valor de inversiones
Menor Valor

RUT	SOCIEDAD	31-12-2002		31-12-2001	
		MONTO AMORTIZADO EN EL PERIODO	SALDO MENOR VALOR	MONTO AMORTIZADO EN EL PERIODO	SALDO MENOR VALOR
96785680-0	INVERSIONES PUERTO CORONEL S.A. (1)	1.016	241	140	1.257
96563550-5	INVERSIONES CHOLGUAN S.A. (3) (ACTUAL ARAUCO INTERNACIONAL S.A.)	27	0	0	0
96510970-6	PANELES ARAUCO S.A. (EX-TRUPAN S.A.) (4)	786	2.162	786	2.947
96785680-0	INVERSIONES PUERTO CORONEL S.A. (2)	2.599	0	0	0
	TOTAL	4.428	2.403	926	4.204

de moneda : Miles de Dólares

14. Obligaciones con bancos e instituciones financieras a corto plazo

Obligaciones con bancos e instituciones financieras a corto plazo.

RUT	BANCO O INSTITUCIÓN FINANCIERA	TIPOS DE MONEDAS E ÍNDICE DE REAJUSTE										$ NO REAJUSTABLES		TOTALES	
		DOLARES		EUROS		YENES		OTRAS MONEDAS EXTRANJERAS		UF					
		31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001
	Corto Plazo (código 5.21.10.10)														
0-E	J P MORGAN CHASE BANK	21 941	0	0	0	0	0	0	0	0	0	0	0	21 941	0
0-E	J P MORGAN CHASE BANK	10 093	0	0	0	0	0	0	0	0	0	0	0	10 093	0
	Otros	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALES	32 034	0	0	0	0	0	0	0	0	0	0	0	32 034	0
	Monto capital adeudado	32 020	0	0	0	0	0	0	0	0	0	0	0	32 020	0
	Tasa int prom anual	1 63	0	0	0	0	0	0	0	0	0	0	0		
	Largo Plazo - Corto Plazo (código 5.21.10.20)														
0-E	MORGAN GUARANTY TRUST	37 534	37 622	0	0	0	0	0	0	0	0	0	0	37 534	37 622
	Otros	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALES	37 534	37 622	0	0	0	0	0	0	0	0	0	0	37 534	37 622
	Monto capital adeudado	37 500	37 500	0	0	0	0	0	0	0	0	0	0	37 500	37 500
	Tasa int prom anual	2 18	3 45	0	0	0	0	0	0	0	0	0	0		

Porcentaje obligaciones moneda extranjera (%)	100,0000
Porcentaje obligaciones moneda nacional (%)	0,0000

16. Obligaciones con el público corto y largo plazo (pagarés y bonos)

La Sociedad ha emitido bonos reajustables que se presentan en el pasivo circulante y en el pasivo a largo plazo, a su valor nominal mas reajustes e intereses devengados al cierre de cada ejercicio.

Al 31 de diciembre de 2002, las clasificaciones de riesgo dadas a las emisiones de bonos por las siguientes entidades son:

Comisión Clasificadora de Riesgo	A+
Fitch Chile Clasificadora de Riesgo Ltda.	A+
Feller Rate Clasificadora de Riesgo Ltda.	AA-
Standard and Poor's	BBB+
DCR	BBB+
Moody's	BAA2

Rut : 93458000 - 1
Período : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

16. Obligaciones con el público corto y largo plazo (pagarés y bonos)
Bonos

Nº DE INSCRIPCIÓN O IDENTIFICACIÓN DEL INSTRUMENTO	SERIE	MONTO NOMINAL COLOCADO VIGENTE	UNIDAD DE REAJUSTE DEL BONO	TASA DE INTERÉS	PLAZO FINAL	PERIODICIDAD		VALOR PAR		COLOCACIÓN EN CHILE O EN EL EXTRANJERO
						PAGO DE INTERESES	PAGO DE AMORTIZACIÓN	31-12-2002	31-12-2001	
Bonos largo plazo - porción corto plazo										
SEXTA EMISION	A	60.625	UF	6,00%	01-02-2003	SEMESTRA	SEMESTRA	1.448	3.122	NACIONAL
SEPTIMA EMISION	A	37.500	UF	6,00%	01-12-2003	SEMESTRA	SEMESTRA	878	941	NACIONAL
SEPTIMA EMISION	B	12.500	UF	6,00%	01-12-2003	SEMESTRA	SEMESTRA	293	314	NACIONAL
YANKEE BONDS PRIMERA EMISION	8 AÑOS	80.215.000	US$	6,75%	15-12-2003	SEMESTRA	12/2003	80.441	226	EXTRANJERO
YANKEE BONDS PRIMERA EMISION	12 AÑOS	100.000.000	US$	7,00%	15-12-2007	SEMESTRA	12/2007	292	292	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	8 AÑOS	175.000.000	US$	6,95%	15-09-2005	SEMESTRA	09/2005	3.547	3.547	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	12 AÑOS	100.000.000	US$	7,20%	15-09-2009	SEMESTRA	09/2009	2.100	2.100	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	20 AÑOS	125.000.000	US$	7,50%	15-09-2017	SEMESTRA	09/2017	2.734	2.734	EXTRANJERO
YANKEE BONDS TERCERA EMISION	10 AÑOS	270.500.000	US$	8,62%	15-08-2010	SEMESTRA	08/2010	8.749	9.703	EXTRANJERO
YANKEE BONDS CUARTA EMISION	10 AÑOS	387.000.000	US$	7,75%	13-09-2011	SEMESTRA	09/2011	8.914	9.214	EXTRANJERO
Total porción corto plazo								**109.396**	**32.193**	
Bonos largo plazo										
SEXTA EMISION	A	60.625	UF	6,00%	01-02-2003	SEMESTRA	SEMESTRA	0	1.507	NACIONAL
SEPTIMA EMISION	A	37.500	UF	6,00%	01-12-2003	SEMESTRA	SEMESTRA	0	931	NACIONAL
SEPTIMA EMISION	B	12.500	UF	6,00%	01-12-2003	SEMESTRA	SEMESTRA	0	310	NACIONAL
YANKEE BONDS PRIMERA EMISION	8 AÑOS	80.215.000	US$	6,75%	15-12-2003	SEMESTRA	12/2003	0	80.215	EXTRANJERO
YANKEE BONDS PRIMERA EMISION	12 AÑOS	100.000.000	US$	7,00%	15-12-2007	SEMESTRA	12/2007	100.000	100.000	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	8 AÑOS	175.000.000	US$	6,95%	15-09-2005	SEMESTRA	09/2005	175.000	175.000	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	12 AÑOS	100.000.000	US$	7,20%	15-09-2009	SEMESTRA	09/2009	100.000	100.000	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	20 AÑOS	125.000.000	US$	7,50%	15-09-2017	SEMESTRA	09/2017	125.000	125.000	EXTRANJERO
YANKEE BONDS TERCERA EMISION	10 AÑOS	270.500.000	US$	8,62%	15-08-2010	SEMESTRA	08/2010	270.500	300.000	EXTRANJERO
YANKEE BONDS CUARTA EMISION	10 AÑOS	387.000.000	US$	7,75%	13-09-2011	SEMESTRA	09/2011	387.000	400.000	EXTRANJERO
Total largo plazo								**1.157.500**	**1.282.963**	

18. Indemnizaciones al personal por años de servicio

Tal como se indica en la Nota 2 q), la Sociedad tiene constituidas provisiones, que se presentan en el corto y en el largo plazo, para cubrir indemnizaciones por años de servicio de su personal, y su composición se detalla a continuación:

Concepto	2002 MUS$	2001 MUS$
Saldo de inicio	5.848	5.665
Provisión del período	270	452
Pagos del período	(146)	(269)
Total	5.972	5.848

Saldos Provisión	2002 MUS$	2001 MUS$
Pasivo circulante	192	196
Pasivo largo plazo	5.780	5.652
Total	5.972	5.848

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

Página 1 de 1
FECHA
IMPRESIÓN: 19-03-2003

19. Cambios en el patrimonio

Cambios en el patrimonio

RUBROS	31-12-2002								
	CAPITAL PAGADO	RESERVA REVALORIZ. CAPITAL	SOBREPRECIO EN VENTA DE ACCIONES	OTRAS RESERVAS	RESERVAS FUTUROS DIVIDENDOS	RESULTADOS ACUMULADOS	DIVIDENDOS PROVISORIOS	DÉFICIT PERIODO DE DESARROLLO	RESULTADO DEL EJERCICIO
Saldo Inicial	347 551	0	5 625	1 470 901	0	1 158 087	-5 357	0	139 910
Distribución resultado ejerc anterior	0	0	0	0	0	139 910	0	0	-139 910
Dividendo definitivo ejerc anterior	0	0	0	0	0	-38 254	5 357	0	0
Aumento del capital con emisión de acciones de pago	0	0	0	0	0	0	0	0	0
Capitalización reservas y/o utilidades	0	0	0	0	0	0	0	0	0
Déficit acumulado periodo de desarrollo	0	0	0	0	0	0	0	0	0
Revalorización por tipo de cambio B T 64	0	0	0	49	0	0	0	0	0
Ajustes en las reservas forestales de las filiales	0	0	0	25.578	0	0	0	0	0
Utilidad bosques aportados	0	0	0	-3 820	0	0	0	0	0
Ajustes por conversión filiales en pesos	0	0	0	-136 678	0	0	0	0	0
Realización reserva ajuste acumulado por diferencia de conversión B T 64	0	0	0	0	0	0	0	0	0
Revalorización capital propio	0	0	0	0	0	0	0	0	0
Resultado del ejercicio	0	0	0	0	0	0	0	0	277.189
Dividendos provisorios	0	0	0	0	0	0	-38 682	0	0
Saldo Final	347.551	0	5 625	1.356 030	0	1 259 743	-38.682	0	277 189
Saldos Actualizados	-	-	-	-	-	-	-	-	-

RUBROS	31-12-2001								
	CAPITAL PAGADO	RESERVA REVALORIZ. CAPITAL	SOBREPRECIO EN VENTA DE ACCIONES	OTRAS RESERVAS	RESERVAS FUTUROS DIVIDENDOS	RESULTADOS ACUMULADOS	DIVIDENDOS PROVISORIOS	DÉFICIT PERIODO DE DESARROLLO	RESULTADO DEL EJERCICIO
Saldo Inicial	337.100	0	5 455	1 348 442	0	961 709	-65 386	0	283 940
Distribución resultado ejerc anterior	0	0	0	0	0	281 940	0	0	-283 940
Dividendo definitivo ejerc anterior	0	0	0	0	0	-122 773	65 386	0	0
Aumento del capital con emisión de acciones de pago	0	0	0	0	0	0	0	0	0
Capitalización reservas y/o utilidades	0	0	0	0	0	0	0	0	0
Déficit acumulado periodo de desarrollo	0	0	0	0	0	0	0	0	0
Revalorización por tipo de cambio B T 64	0	0	0	40 527	0	0	0	0	0
Ajustes en las reservas forestales de las filiales	0	0	0	54 461	0	0	0	0	0
Utilidad bosques aportados	0	0	0	-2 670	0	0	0	0	0
Ajustes por conversión filiales en pesos	0	0	0	0	0	0	0	0	0
Realización reserva ajuste acumulado por diferencia de conversión B T 64	0	0	0	-11 497	0	0	0	0	0
Revalorización capital propio	10 451	0	170	41 638	0	35 211	0	0	0
Resultado del ejercicio	0	0	0	0	0	0	0	0	139 910
Dividendos provisorios	0	0	0	0	0	0	-5 357	0	0
Saldo Final	347.551	0	5 625	1.470 901	0	1 158 087	-5 357	0	139 910
Saldos Actualizados	347.551	0	5 625	1.470.901	0	1 158 087	-5 357	0	139 910

19. Cambios en el patrimonio
Capital (monto - M$)

SERIE	CAPITAL SUSCRITO	CAPITAL PAGADO
SIN SERIE	347.551	347.551

19. Cambios en el patrimonio

Detalle Otras reservas período anterior

	Res. por ajuste al valor del activo fijo	Mayor valor inversiones en subsidiarias	Reserva forestal en filial	Ajuste acum. por diferencia de conversión	Reserva futuras capitalizac.	Bonificaciones forestales	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Saldos al 31 de diciembre de 2000	5.204	25.715	1.183.593	20.400	113.505	25	1.348.442
Revalorización capital propio	161	714	36.691	552	3.519	1	41.638
Revalorización por tipo de cambio BT 64	-	-	-	40.511	-	-	40.511
Realización reserva ajuste acumulado por diferencia de conversión BT 64	-	-	-	(11.497)	-	-	(11.497)
Traspasa depreciación del período y bajas en la retasación técnica del activo fijo	(832)	-	-	-	832	-	-
Ajustes en las reservas forestales de las filiales	-	-	54.477	-	-	-	54.477
Utilidad bosques aportados	-	(2.670)	-	-	-	-	(2.670)
Saldos al 31 de diciembre de 2001	**4.533**	**23.759**	**1.274.761**	**49.966**	**117.856**	**26**	**1.470.901**

El movimiento por ajuste acumulado por diferencia de conversión es el siguiente:

Concepto	Saldo inicio al 01-01-2001 MUS$	Movimiento del ejercicio MUS$	Saldo al 31-12-2001 MUS$
Inversión en empresas relacionadas	90.679	61.440	152.119
Mayor valor de inversiones	(15.550)	(5.557)	(21.107)
Pasivos	(54.729)	(26.317)	(81.046)
Total	**20.400**	**29.566**	**49.966**

21. Corrección Monetaria

Debido al cambio de moneda de la contabilidad descrito en nota 2b), al 31 de diciembre de 2002 no se presenta saldos por este concepto.

Al cierre del ejercicio anterior, producto de la aplicación de la Norma de Corrección Monetaria se produjo un abono neto a resultados de MUS$ 23.482.

El saldo de la cuenta corrección monetaria, incluyendo la actualización de las cuentas de resultado, presenta un abono de MUS$22.344.

El detalle se muestra en hoja a continuación:

22. Diferencias de Cambio

Producto de la aplicación de los Factores de Conversión de Monedas, señalados en nota 2 f), se produjo un abono a resultados de MUS$ 29.298 (cargo de MUS$110.799 en el ejercicio anterior). El detalle se presenta en cuadro a continuación:

23. Gastos de emisión y colocación de títulos accionarios y de títulos de deuda

La Sociedad tiene como criterio activar los gastos asociados a la emisión y colocación de títulos de deuda, amortizándolos linealmente durante el periodo de vigencia de los documentos emitidos, tal como se explica en Nota 2 v).

El cargo a resultado por este concepto al 31 de diciembre de 2002, ascendió a MUS$3.706 (MUS$ 2.057 en 2001), el cual se encuentra registrado en Gastos Financieros.

El detalle de los gastos activados por emisión de títulos de deuda, que se clasifican en otros activos circulantes y otros activos de largo plazo, se presenta a continuación:

Concepto	2002 MUS$	2001 MUS$
Impuesto de timbres y estampillas	7.741	9.440
Underwriters	4.618	5.616
Refinanciamiento de bonos	4.085	4.708
Seguro de tasa	293	400
Asesorías legales	419	500
Asesorías financieras	32	44
Gastos de impresión	77	99
Clasificadores de riesgo	84	107
Otros	115	148
Total	17.464	21.062

Saldos por vencimiento	2002 MUS$	2001 MUS$
Corto plazo	2.758	2.850
Largo plazo	14.706	18.212
Total	17.464	21.062

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

25. Contratos de Derivados
Contratos de Derivados

TIPO DE DERIVADO	TIPO DE CONTRATO	DESCRIPCIÓN DE LOS CONTRATOS						VALOR DE LA PARTIDA PROTEGIDA	CUENTAS CONTABLES QUE AFECTA			
		VALOR DEL CONTRATO	PLAZO DE VENCIMIENTO O EXPIRACIÓN	ÍTEM ESPECÍFICO	POSICIÓN COMPRA / VENTA	PARTIDA O TRANSACCIÓN PROTEGIDA			ACTIVO / PASIVO		EFECTO EN RESULTADO	
						NOMBRE	MONTO		NOMBRE	MONTO	REALIZADO	NO REALIZADO
S	CCPE	10.000	13-09-2011	TASA DE INTERES	C	BONOS	200.000	200.000	DEUDORES VARIOS/ACREEDORES VARIOS	4 693	0	2.768
FR	CCPE	280	22-01-2003	TIPO DE CAMBIO	C	VENTAS FILIAL	280	280	DEUDORES VARIOS/ACREEDORES VARIOS	280	0	2

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

26. Contingencias y Restricciones
Garantías indirectas

ACREEDOR DE LA GARANTÍA	DEUDOR		TIPO DE GARANTÍA	ACTIVOS COMPROMETIDOS		SALDOS PENDIENTES DE PAGO A LA FECHA DE CIERRE DE LOS ESTADOS FINANCIEROS		LIBERACIÓN DE GARANTÍAS					
	NOMBRE	RELACIÓN		TIPO	VALOR CONTABLE	31-12-2002	31-12-2001	31-12-2003	ACTIVOS	31-12-2004	ACTIVOS	31-12-2005	ACTIVOS
J.P.MORGAN-CHASE	ALTO PARANA S.A.	FILIAL	FIANZA SOLIDARIA	0	0	250.000	0	0	0	0	0	0	0
EKA CHILE S.A.	ARAUCO GENERACION S.A.	FILIAL	FIANZA SOLIDARIA	0	0	0	0	0	0	0	0	0	0

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

28. Moneda Nacional y Extranjera
Activos

RUBRO	MONEDA	MONTO 31-12-2002	MONTO 31-12-2001
Activos Circulantes			
DISPONIBLE	$ NO REAJUSTABL	0	686
DISPONIBLE	DOLARES	44	0
DISPONIBLE	OTRAS MONEDAS	85	398
DEPOSITOS A PLAZO	$ NO REAJUSTABL	2	2
DEPOSITOS A PLAZO	DOLARES	19.551	2.545
VALORES NEGOCIABLES (NETO)	$ REAJUSTABLE	30.941	60.823
VALORES NEGOCIABLES (NETO)	DOLARES	147.131	159.850
VALORES NEGOCIABLES (NETO)	EUROS	167.161	199.606
DEUDORES POR VENTA (NETO)	$ NO REAJUSTABL	530	1.862
DEUDORES POR VENTA (NETO)	DOLARES	87.988	116.114
DEUDORES POR VENTA (NETO)	EUROS	3.602	2.710
DEUDORES POR VENTA (NETO)	OTRAS MONEDAS	168	315
DEUDORES VARIOS	$ REAJUSTABLE	192	112
DEUDORES VARIOS	$ NO REAJUSTABL	1.930	1.690
DEUDORES VARIOS	DOLARES	5.900	1.015
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	$ REAJUSTABLE	37.749	91.962
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	DOLARES	13.090	4.762
EXISTENCIAS	$ REAJUSTABLE	0	74.264
IMPUESTOS POR RECUPERAR	$ REAJUSTABLE	8.564	23.994
GASTOS PAGADOS POR ANTICIPADO	DOLARES	6.398	6.718
GASTOS PAGADOS POR ANTICIPADO	$ REAJUSTABLE	965	2.165
OTROS ACTIVOS CIRCULANTES	$ REAJUSTABLE	0	30.990
OTROS ACTIVOS CIRCULANTES	DOLARES	77.828	2.850
EXISTENCIAS	DOLARES	65.851	0
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	EUROS	357	0
IMPUESTOS DIFERIDOS	$ REAJUSTABLE	243	0
DEUDORES VARIOS	EUROS	45	0
GASTOS PAGADOS POR ANTICIPADO	EUROS	332	0
DOCUMENTOS POR COBRAR	$ NO REAJUSTABL	16	0
Activos Fijos			
TERRENOS	$ REAJUSTABLE	0	14.623
TERRENOS	DOLARES	14.623	0
CONSTRUCCIONES Y OBRAS DE INFRAESTRUCTURA	$ REAJUSTABLE	0	685.249
CONSTRUCCIONES Y OBRAS DE INFRAESTRUCTURA	DOLARES	687.989	0
MAQUINARIAS Y EQUIPOS	$ REAJUSTABLE	0	681.158
MAQUINARIAS Y EQUIPOS	DOLARES	685.187	0
OTROS ACTIVOS FIJOS	$ REAJUSTABLE	0	69.256
OTROS ACTIVOS FIJOS	DOLARES	265.258	0
MAYOR VALOR POR RETASACION TECNICA DEL ACTIVO FIJO	$ REAJUSTABLE	0	65.649
MAYOR VALOR POR RETASACION TECNICA DEL ACTIVO FIJO	DOLARES	65.649	0
DEPRECIACION (MENOS)	$ REAJUSTABLE	0	-893.070
DEPRECIACION (MENOS)	DOLARES	-940.379	0
Otros Activos			
INVERSIONES EN EMPRESAS RELACIONADAS	$ REAJUSTABLE	0	3.153.603
INVERSIONES EN EMPRESAS RELACIONADAS	DOLARES	3.258.915	0
INVERSIONES EN OTRAS SOCIEDADES	$ REAJUSTABLE	0	29
INVERSIONES EN OTRAS SOCIEDADES	DOLARES	29	0
MENOR VALOR DE INVERSIONES	$ REAJUSTABLE	0	4.204
MENOR VALOR DE INVERSIONES	DOLARES	2.403	0
MAYOR VALOR DE INVERSIONES	$ REAJUSTABLE	0	-2.495
MAYOR VALOR DE INVERSIONES	DOLARES	-1.587	0
DEUDORES A LARGO PLAZO	$ REAJUSTABLE	628	2.036
DEUDORES A LARGO PLAZO	DOLARES	0	504
DEUDORES A LARGO PLAZO	$ NO REAJUSTABL	128	0
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	$ REAJUSTABLE	0	86.041
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	DOLARES	67.408	0
OTROS	$ REAJUSTABLE	15.385	19.873
OTROS	DOLARES	2.721	2.749
Total Activos			
-	$ NO REAJUSTABL	2.606	4.240
-	DOLARES	4.531.997	297.107
-	OTRAS MONEDAS	253	713
-	$ REAJUSTABLE	94.667	4.170.466
-	EUROS	171.497	202.316

Rut : 93458000 - 1
Período : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Individual

FECHA IMPRESIÓN: 19-03-2003

28. Moneda Nacional y Extranjera
Pasivos largo plazo período actual 31-12-2002

RUBRO	MONEDA	1 A 3 AÑOS		3 A 5 AÑOS		5 A 10 AÑOS		MÁS DE 10 AÑOS	
		MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL
OBLIGACIONES CON EL PUBLICO (BONOS)	DOLARES	175.000	6,95%	100.000	7,00%	757.500	7,99%	125.000	7,500%
OBLIGACIONES CON EL PUBLICO (BONOS)	$ REAJUSTABLE	0	0	0	0	0	0	0	0
DOCUMENTOS POR PAGAR	$ REAJUSTABLE	1	0	0	0	0	0	0	0
ACREEDORES VARIOS	DOLARES	0	0	0	0	0	0	0	0
DCTOS. Y CTAS. POR PAGAR EMPRESAS RELACIONADAS	DOLARES	403	0	0	0	0	0	0	0
PROVISIONES	DOLARES	0	0	0	0	0	0	0	0
OTROS PASIVOS A LARGO PLAZO	$ REAJUSTABLE	145	0	0	0	0	0	0	0
IMPUESTOS DIFERIDOS	$ REAJUSTABLE	76.722	0	0	0	0	0	0	0
PROVISIONES	$ REAJUSTABLE	5.780	0	0	0	0	0	0	0
Total Pasivos a Largo Plazo									
-	DOLARES	175.403	-	100.000	-	757.500	-	125.000	-
-	$ REAJUSTABLE	82.648	-	0	-	0	-	0	-

29. Sanciones

De la Superintendencia de Valores y Seguros

Durante los ejercicios terminados al 31 de diciembre de 2002 y 2001, la Sociedad y ninguno de los Directores o Gerentes recibieron sanción alguna por parte de la Superintendencia de Valores y Seguros.

De otras autoridades administrativas

Al 31 de diciembre de 2002 y 2001, no existen sanciones que informar.

31. Medio Ambiente

En relación a desembolsos efectuados y comprometidos, durante el ejercicio, relacionados con mejoramiento y/o inversión de procesos productivos tendientes a la protección del medio ambiente, se detalla lo siguiente:

Proyecto disminución de efluentes del proceso de fabricacion de celulosa. Desembolsos del ejercicio MUS$231. Desembolsos futuros MUS$818.

Proyecto para disminuir el consumo de productos químicos en el proceso de elaboración de celulosa. Desembolsos del ejercicio MUS$68. No se preveen desembolsos futuros por este concepto.

Proyecto tendiente a disminuir la emisión de polvo y cenizas al medio ambiente. Desembolsos efectuados en el ejercicio MUS$49. No se esperan desembolsos futuros por este concepto.

Proyectos de disminución de emisiones de gases y vapores al medio ambiente. Desembolsos del ejercicio MUS$1.283. Desembolsos futuros MUS$3.166.

Desembolsos relacionados con protección del medio ambiente efectuados como consecuencia del Proyecto Planta Celulosa Valdivia MUS$6.163. Comprometido a futuro MUS$6.568.

32. Ingresos y costos de la explotación

					Afectado por el tipo de cambio		Costo Fijo	
	2002 MUS$	2001 MUS$	2002 %	2001 %	2002 %	2001 %	2002 %	2001 %
A) INGRESOS DE EXPLOTACION								
Ventas al Exterior :								
Celulosa Blanca	365.464	397.748	73,30	72,33				
Celulosa Cruda	128.504	144.450	25,78	26,27				
Total Ventas al Exterior	493.968	542.198	99,08	98,60	100,00	100,00		
Ventas Nacionales :								
Celulosa Blanca	2.463	6.158	0,49	1,12				
Celulosa Cruda	1.799	1.064	0,36	0,19				
Trementina	326	516	0,07	0,09				
Total Ventas Nacionales	4.588	7.738	0,92	1,40	100,00	100,00		
Total Ingresos de Explotación	498.556	549.936	100,00	100,00	100,00	100,00		
B) COSTOS DE EXPLOTACION								
Madera	138.379	149.163						
Productos Químicos	32.146	37.714			55,05	50,54		
Gastos de Mantención	31.039	37.047			22,01	19,15	40,93	41,33
Depreciación Activo Fijo	48.078	71.702					100,00	100,00
Energía y combustibles	12.600	15.270						
Otras materias primas y costos indirectos	6.004	7.420			72,40	73,59	6,82	7,01
Total Costos de Explotación	268.246	318.316			10,76	9,93	22,81	27,50
Costos Fijos	61.192	84.563	22,81	27,50				
Costos Variables	207.054	233.753	77,19	72,50				
Total Costos de Explotación	268.246	318.316	100,00	100,00				

C) INSUMOS Y MATERIAS PRIMAS IMPORTADAS

	2002	2001
Azufre	78	50
Peróxido de Hidrógeno	1.327	1.381
Talco Mistrom	589	939
Sulfato de Magnesio	501	530
Repuestos del Activo Fijo	7.541	6.982
	10.036	9.882
Afecto a aranceles	3,74	3,10

33. Gastos de administración y ventas

	2002 MUS$	2001 MUS$	Afectado por el tipo de cambio 2002 %	Afectado por el tipo de cambio 2001 %	Costo Fijo 2002 %	Costo Fijo 2001 %
Remuneraciones	10.999	11.980			100,00	100,00
Seguros	2.976	2.499			100,00	100,00
Depreciaciones no costeadas	1.450	1.152			100,00	100,00
Fletes Marítimos	41.555	51.135	100,00	100,00		
Otros Gastos de tráfico y embarques	14.330	17.728	10,71	8,12		
Gastos de Ventas	8.064	10.152	100,00	100,00		
Gastos Grles.Administración	8.469	8.072				
Total Gastos de Adm.y Ventas	87.843	102.718	58,23	61,07	17,56	15,22
Costos Fijos	15.425	15.631			17,56	15,22
Costos Variables	72.418	87.087			82,44	84,78
Total Gastos de Adm. y Ventas	87.843	102.718			100,00	100,00

CELULOSA ARAUCO Y CONSTITUCION S.A. Y FILIALES

Estados financieros consolidados

31 de diciembre de 2002

CONTENIDO

$	-	Pesos chilenos
M$	-	Miles de pesos chilenos
US$	-	Dólares estadounidenses
UF	-	Unidades de Fomento
£	-	Libra esterlina

PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

4 Como se explica en Nota 2 b), la Sociedad fue autorizada por el Servicio de Impuestos Internos para mantener sus registros contables en dólares estadounidenses. Consecuentemente, los saldos contables al 31 de diciembre de 2001 fueron traducidos a dólares estadounidenses al tipo de cambio vigente a esa fecha y las transacciones a partir del 1 de enero de 2002 son registradas en esa moneda al tipo de cambio vigente a la fecha de cada transacción. Para efectos comparativos, los estados financieros en pesos al 31 de diciembre de 2001 han sido traducidos a dólares estadounidenses al tipo de cambio vigente a esa fecha.

Anthony J.F. Dawes
RUT: 4.576.198-3

PricewaterhouseCoopers

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Expresado en : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

PASIVOS

1.00.01.30 Tipo de Moneda: Dólares
1.00.01.40 Tipo de Balance: Consolidado

1.01.04.00 R.U.T.: 93458000 - 1

PASIVOS	NÚMERO NOTA	ACTUAL al 31/12/2002	ANTERIOR al 31/12/2001
5.21.00.00 **TOTAL PASIVOS CIRCULANTES**		**315.963**	**179.281**
5.21.10.10 Obligaciones con bancos e instituciones financieras a corto plazo	14	32.139	87
5.21.10.20 Obligaciones con bancos e instituciones financieras largo plazo - porción corto plazo	14	41.952	38.851
5.21.10.30 Obligaciones con el público (pagarés)		0	0
5.21.10.40 Obligaciones con el público - porción corto plazo (bonos)	16	109.396	32.193
5.21.10.50 Obligaciones largo plazo con vencimiento dentro un año		278	1.056
5.21.10.60 Dividendos por pagar		1.330	1.678
5.21.10.70 Cuentas por pagar		76.514	68.101
5.21.10.80 Documentos por pagar		126	3
5.21.10.90 Acreedores varios		10.220	10.097
5.21.20.10 Documentos y cuentas por pagar empresas relacionadas	6	1.935	681
5.21.20.20 Provisiones	17	15.396	19.819
5.21.20.30 Retenciones		4.930	5.356
5.21.20.40 Impuesto a la renta		17.829	0
5.21.20.50 Ingresos percibidos por adelantado		1.111	1.302
5.21.20.60 Impuestos diferidos	8	0	0
5.21.20.70 Otros pasivos circulantes		2.807	57
5.22.00.00 **TOTAL PASIVOS A LARGO PLAZO**		**1.507.598**	**1.666.363**
5.22.10.00 Obligaciones con bancos e instituciones financieras	15	252.363	289.670
5.22.20.00 Obligaciones con el público largo plazo (bonos)	16	1.157.500	1.282.963
5.22.30.00 Documentos por pagar largo plazo		1	1
5.22.40.00 Acreedores varios largo plazo		295	7.974
5.22.50.00 Documentos y cuentas por pagar empresas relacionadas largo plazo	6	0	0
5.22.60.00 Provisiones largo plazo	17	9.043	7.802
5.22.70.00 Impuestos Diferidos a largo plazo	8	87.732	71.865
5.22.80.00 Otros pasivos a largo plazo		664	6.088
5.23.00.00 INTERES MINORITARIO	19	6.127	6.254
5.24.00.00 **TOTAL PATRIMONIO**	20	**3.207.456**	**3.116.717**
5.24.10.00 Capital pagado	20	347.551	347.551
5.24.20.00 Reserva revalorización capital		0	0
5.24.30.00 Sobreprecio en venta de acciones propias	20	5.625	5.625
5.24.40.00 Otras reservas	20	1.356.030	1.470.901
5.24.50.00 Utilidades retenidas (sumas códigos 5.24.51.00 al 5.24.56.00)	20	1.498.250	1.292.640
5.24.51.00 Reservas futuros dividendos		0	0
5.24.52.00 Utilidades acumuladas		1.259.743	1.158.087
5.24.53.00 Pérdidas acumuladas (menos)		0	0
5.24.54.00 Utilidad (pérdida) del ejercicio		277.189	139.910
5.24.55.00 Dividendos provisorios (menos)		(38.682)	(5.357)
5.24.56.00 Déficit acumulado periodo de desarrollo		0	0
5.20.00.00 **TOTAL PASIVOS**		**5.037.144**	**4.968.615**

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Expresado en : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

ESTADO DE FLUJO DE EFECTIVO - DIRECTO

2.03 ESTADO DE FLUJO DE EFECTIVO

1.00.01.30 Tipo de Moneda: Dólares
1.00.01.40 Tipo de Balance: Consolidado
5.03.01.00 Método del estado de flujo de efectivo: D

1.01.04.00 R.U.T.: 93458000 - 1

	día	mes	año		día	mes	año
desde	01	01	2002	desde	01	01	2001
hasta	31	12	2002	hasta	31	12	2001

ESTADO DE FLUJO DE EFECTIVO - DIRECTO	NÚMERO NOTA	ACTUAL	ANTERIOR
5.41.11.00 FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACIÓN		**433.652**	**229.901**
5.41.11.10 Recaudación de deudores por venta		1.364.555	1.135.453
5.41.11.20 Ingresos financieros percibidos		17.583	20.980
5.41.11.30 Dividendos y otros repartos pecibidos	11	802	480
5.41.11.40 Otros ingresos percibidos	25	132.050	82.721
5.41.11.50 Pago a proveedores y personal (menos)		(897.733)	(821.799)
5.41.11.60 Intereses pagados (menos)		(120.191)	(108.662)
5.41.11.70 Impuesto a la renta pagado (menos)		(23.261)	(36.203)
5.41.11.80 Otros gastos pagados (menos)		(2.069)	(11.841)
5.41.11.90 Impuesto al Valor Agregado y otros similares pagados (menos)		(38.084)	(31.228)
5.41.12.00 FLUJO NETO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO		**(126.418)**	**210.801**
5.41.12.05 Colocación de acciones de pago		25	0
5.41.12.10 Obtención de préstamos		2.484	319.537
5.41.12.15 Obligaciones con el público		0	410.052
5.41.12.20 Préstamos documentados de empresas relacionadas		0	0
5.41.12.25 Obtención de otros préstamos de empresas relacionadas		0	0
5.41.12.30 Otras fuentes de financiamiento		0	76
5.41.12.35 Pago de dividendos (menos)		(71.762)	(65.428)
5.41.12.40 Repartos de capital (menos)		0	0
5.41.12.45 Pago de préstamos (menos)		(40.087)	(308.658)
5.41.12.50 Pago de obligaciones con el público (menos)		(17.078)	(127.792)
5.41.12.55 Pago de préstamos documentados de empresas relacionadas (menos)		0	0
5.41.12.60 Pago de otros préstamos de empresas relacionadas (menos)		0	0
5.41.12.65 Pago de gastos por emisión y colocación de acciones (menos)		0	0
5.41.12.70 Pago de gastos por emisión y colocación de obligaciones con el público (menos)		0	(16.986)
5.41.12.75 Otros desembolsos por financianciamiento (menos)		0	0
5.41.13.00 FLUJO NETO ORIGINADO POR ACTIVIDADES DE INVERSIÓN		**(379.969)**	**(126.379)**
5.41.13.05 Ventas de activo fijo		2.590	4.862
5.41.13.10 Ventas de inversiones permanentes		4	0
5.41.13.15 Ventas de otras inversiones		8.491	83.248
5.41.13.20 Recaudación de préstamos documentados a empresas relacionadas		0	0
5.41.13.25 Recaudación de otros préstamos a empresas relacionadas		0	0
5.41.13.30 Otros ingresos de inversión		2.464	494
5.41.13.35 Incorporación de activos fijos (menos)		(343.322)	(191.846)
5.41.13.40 Pago de intereses capitalizados (menos)		0	0
5.41.13.45 Inversiones permanentes (menos)		(9.429)	(3.292)
5.41.13.50 Inversiones en instrumentos financieros (menos)		(8.002)	(19.586)
5.41.13.55 Préstamos documentados a empresas relacionadas (menos)		0	0
5.41.13.60 Otros préstamos a empresas relacionadas (menos)		0	0
5.41.13.65 Otros desembolsos de inversión (menos)		(32.765)	(259)
5.41.10.00 FLUJO NETO TOTAL DEL PERÍODO		(72.735)	314.323
5.41.20.00 EFECTO DE LA INFLACIÓN SOBRE EL EFECTIVO Y EFECTIVO EQUIVALENTE		29.924	(3.452)
5.41.00.00 VARIACION NETA DEL EFECTIVO Y EFECTIVO EQUIVALENTE		(42.811)	310.871
5.42.00.00 SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		442.205	131.334
5.40.00.00 SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		**399.394**	**442.205**

01. Inscripción en el Registro de Valores

Con fecha 14 de junio de 1982, Celulosa Arauco y Constitución S.A. se inscribió en el Registro de Valores de la Superintendencia de Valores y Seguros, correspondiéndole el No 042 de dicho registro, encontrándose por tanto sujeta a la fiscalización de esta Superintendencia.

Además se encuentran inscritas en el Registro de Valores las filiales Forestal Arauco S.A. (Registro No 703), Forestal Cholguán S.A. (Registro No 030), Forestal Celco S.A.(Registro No 705) y Bosques Arauco S.A. (Registro No 701).

La Sociedad cuenta con una Agencia en Panamá.

Tipo de moneda : Miles de Dólares

02. Criterios Contables Aplicados

g) Bases de conversión

La Sociedad matriz y las filiales Aserraderos Arauco S.A. y Paneles Arauco S.A. han valorizado sus activos y pasivos en monedas distintas al dólar estadounidense a las cotizaciones vigentes al cierre del ejercicio, contabilizando las diferencias de tipo de cambio directamente en resultados.

Los saldos en moneda extranjera de las filiales que llevan su contabilidad en pesos han sido convertidas a pesos a los tipos de cambio vigentes al cierre de cada ejercicio.

Los principales tipos de cambio de cierre utilizados, expresados en pesos chilenos, son los siguientes:

Concepto	2002 $	2001 $
Dólar	718,61	654,79
Unidad de Fomento (U.F.)	16.744,12	16.262,66
Yen	6,07	4,99
Euro	752,55	578,18
Marco Alemán (DM)	-	295,74
Libra Esterlina (GBP)	1.152,91	948,01

h) Inversiones financieras

Los depósitos a plazo se presentan al valor invertido más intereses y reajustes devengados al cierre de cada ejercicio y se encuentran clasificados bajo el rubro del mismo nombre.

Los instrumentos de renta fija y efectos de comercio se presentan al menor valor entre su valor presente calculado según la tasa de descuento utilizada para determinar el precio de cada instrumento al momento de su adquisición y el valor de mercado de los respectivos títulos. Las inversiones en Fondos mutuos se presentan valorizadas al valor de las respectivas cuotas al cierre de cada ejercicio.

i) Existencias

Los productos terminados y las existencias de madera han sido valorizados al costo de producción unitario promedio, el cual incluye gastos de fabricación y depreciaciones del activo fijo, o al costo de adquisición en caso de la madera comprada a terceros. Dichas revalorizaciones no exceden a los respectivos valores netos de realización.

Las existencias de materias primas están valorizadas al costo de las últimas compras o a su costo ajustado por corrección monetaria en el caso de las filiales que llevan su contabilidad en pesos.

Se presenta en este rubro la parte de los bosques y plantaciones que se proyecta cosechar durante los próximos doce meses.

Las importaciones en tránsito se presentan al costo acumulado a la fecha del balance, más los ajustes por corrección monetaria en el caso de las filiales que llevan su contabilidad en pesos, y se presentan clasificadas en Otros activos circulantes.

Los materiales generales y repuestos se presentan al costo de adquisición, corregido monetariamente en el caso de las filiales que llevan su contabilidad en pesos, clasificados conforme a su rotación en Otros activos circulantes, o bien en Otros activos fijos, tratándose de bienes que serán incorporados en definitiva a dicho rubro, o que no tendrán rotación en los próximos doce meses.

j) Estimación deudores incobrables

La Sociedad Matriz y sus filiales determinan la provisión de deudores incobrables en base a la siniestralidad analizada individualmente de acuerdo a cada caso.

02. Criterios Contables Aplicados

Las participaciones en los resultados de las inversiones en empresas relacionadas se incluyen bajo los conceptos Utilidad inversión en empresas relacionadas y/o Pérdida inversión en empresas relacionadas, en el Estado de Resultados.

p) Mayor y menor valor de inversiones

Estas cuentas presentan, respectivamente, el menor y el mayor costo incurrido en la adquisición de acciones de empresas, en relación a su Valor Patrimonial Proporcional calculado a la fecha de compra. Los montos así determinados se amortizan linealmente en un plazo de cinco años.

q) Operaciones con pacto de retroventa

Los instrumentos que han sido adquiridos con compromiso de retroventa, se presentan a su valor invertido más sus intereses devengados al cierre de cada ejercicio y son clasificados como Otros activos circulantes.

r) Obligaciones con el público

Los pasivos por obligaciones con el público se presentan de acuerdo a los montos comprometidos a desembolsar, incluyendo el valor de capital e intereses devengados hasta la fecha de cierre de los estados financieros. El menor valor determinado en la colocación de los bonos es activado y amortizado linealmente a resultados en el plazo estipulado de vigencia de los instrumentos de deuda.

s) Impuesto a la renta e impuestos diferidos

Las Sociedades reconocen sus impuestos a la renta de acuerdo a la normativa legal vigente. Asimismo, las Sociedades han procedido a registrar Impuestos Diferidos acumulados generados por las diferencias temporales que se producen debido a la existencia de partidas que tienen distinto tratamiento para efectos contables y tributarios, considerando la tasa de impuesto que estará vigente a la fecha de reverso, de acuerdo a disposiciones de la Superintendencia de Valores y Seguros y a base de la normativa del Colegio de Contadores de Chile A.G.

t) Indemnización por años de servicio

La Sociedad Matriz y sus filiales han constituido una provisión para cubrir indemnizaciones por años de servicio, de acuerdo con los convenios colectivos y contratos individuales suscritos con sus trabajadores. Esta provisión se determina de acuerdo con el método del valor actual del costo devengado, aplicando una tasa de descuento del 8% anual y un período de capitalización de 7 años.

u) Ingresos de la explotación

Los ingresos de la explotación se reconocen de acuerdo a lo dispuesto por el Boletín Técnico No 70 del Colegio de Contadores de Chile A.G.

v) Contratos de derivados

Los Contratos de derivados se definen de cobertura de partidas existentes y se registran de acuerdo a lo establecido en el Boletín Técnico No 57 del Colegio de Contadores de Chile A.G.

w) Software computacional

Las Sociedades tienen como criterio cargar a resultado el desarrollo de sistemas computacionales efectuados con recursos humanos y materiales propios.

Los paquetes computacionales comprados por las sociedades se activan y amortizan en el plazo en que se estime su vida útil, con un máximo de cuatro años. El monto activado por este concepto se presenta en el ítem "Otros Activos Fijos".

x) Gastos en investigación y desarrollo

Los gastos en investigación y desarrollo son cargados directamente a los resultados del ejercicio.

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

02. Criterios Contables Aplicados
Sociedades Incluidas en la Consolidación

RUT	NOMBRE SOCIEDAD	PORCENTAJE DE PARTICIPACIÓN			
		31-12-2002			31-12-2001
		DIRECTO	INDIRECTO	TOTAL	TOTAL
0-E	ALTO PARANA S.A. (ARGENTINA)	0,0000	99,9722	99,9722	99,9722
0-E	ARAUCO DENMARK APS (DINAMARCA)	0,0000	99,9310	99,9310	99,9992
0-E	ARAUCO FOREST PRODUCTS B.V. (HOLANDA)	0,0000	99,9310	99,9310	99,9992
96547510-9	ARAUCO GENERACION S.A.	99,0000	0,9992	99,9992	99,9992
0-E	ARAUCO HONDURAS S. DE R.L. DE C.V. (HONDURA	1,0000	98,9985	99,9985	99,9992
0-E	ARAUCOMEX S.A. DE C.V. (MEXICO)	0,0005	99,9980	99,9985	99,9992
0-E	ARAUCO WOOD PRODUCTS INC. (USA)	0,3953	99,6032	99,9985	99,9991
96565750-9	ASERRADEROS ARAUCO S.A.	99,0000	0,9992	99,9992	99,9992
82152700-7	BOSQUES ARAUCO S.A.	1,0000	98,9256	99,9256	99,9256
0-E	ARAUCO PERU S.A. (EX-CHOLGUAN LIMA S.A.)(P	0,0013	99,9972	99,9985	99,9992
96657900-5	CONTROLADORA DE PLAGAS FORESTALES S.A.	0,0000	51,0943	51,0943	50,8900
96765270-9	DISTRIBUIDORA CENTROMADERAS S.A.	0,0000	99,9992	99,9992	99,9992
96573310-8	FORESTAL ARAUCO S.A.	99,9248	0,0000	99,9248	99,9248
0-E	FORESTAL ARAUCO GUATEMALA S.A. (GUATEMAL.	0,1515	99,8470	99,9985	99,9887
85805200-9	FORESTAL CELCO S.A.	1,0000	98,9256	99,9256	99,9256
93838000-7	FORESTAL CHOLGUAN S.A.	0,0000	97,3143	97,3143	97,2773
0-E	FORESTAL CONOSUR S.A. (URUGUAY)	0,0000	99,9985	99,9985	98,0658
0-E	FORESTAL MISIONES S.A. (ARGENTINA)	0,0000	99,9861	99,9861	99,9861
96567940-5	FORESTAL VALDIVIA S.A.	1,0000	98,9256	99,9256	99,9256
0-E	INDUSTRIAS FORESTALES S.A. (ARGENTINA)	0,0000	99,9999	99,9999	99,9999
79990550-7	INVESTIGACIONES FORESTALES BIOFOREST S.A.	1,0000	98,9256	99,9256	99,9256
96768760-K	PANELES ARAUCO S.A.	99,0000	0,9992	99,9992	99,9997
96637330-K	SERVICIOS LOGISTICOS ARAUCO S.A. (EX-PORTUAF	45,0000	54,9586	99,9586	99,9586
96563550-5	ARAUCO INTERNACIONAL S.A. (EX-INVERSIONES C	98,0377	1,9608	99,9985	99,9153
0-E	TRUPAN ARGENTINA S.A. (ARGENTINA)	0,0000	99,9999	99,9999	99,9999
0-E	ARAUCO ECUADOR S.A. (ECUADOR)	0,1000	99,8985	99,9985	99,9000
0-E	FORESTAL ARAUCO COSTA RICA S.A. (COSTA RICA	10,0000	89,9987	99,9987	0,0000
0-E	ARAUCO EUROPE S.A. (SUIZA)	0,0100	58,7932	58,8032	0,0000
0-E	ARAUCO DO BRASIL LTDA. (BRASIL)	0,0002	99,9983	99,9985	0,0000
0-E	AGENCIAMIENTO Y SERVICIOS PROFESIONALES S	0,0020	99,9965	99,9985	0,0000
0-E	INVERSIONES CELCO S.L. (ESPAÑA)	99,9310	0,0676	99,9986	0,0000
0-E	SOUTHWOODS-ARAUCO LUMBER LLC	0,0000	99,6110	99,6110	0,0000

04. Valores Negociables

Los valores negociables se presentan valorizados de acuerdo a lo descrito en Nota 2 h).

Al 31 de diciembre de 2002 se ha amortizado por valor bajo la par un monto de MUS$3 (MUS$ 11 en 2001).

El detalle de las inversiones en fondos mutuos al 31 de diciembre de 2002 es el siguiente:

Fondos Mutuos Internacionales	MUS$
Fondos Mutuos J.P.Morgan	157.091
Fondos Mutuos Citi Fund	157.201
Fondos Mutuos Citibank	5.004
Total Fondos Mutuos Internacionales	319.296
Fondos Mutuos Nacionales	
Fondos Mutuos BCI	2.794
Fondos Mutuos BHIF	12.531
Fondos Mutuos Corp	1.216
Fondos Mutuos Bice	38
Fondos Mutuos Banchile	5.321
Fondos Mutuos Santander	2.961
Fondos Mutuos Scotiabank	6.126
Total Fondos Mutuos Nacionales	30.987
Total Cuotas de Fondos Mutuos	350.283

05. Deudores de Corto y Largo Plazo

Al 31 de diciembre de 2002 y 2001, los saldos de deudores por venta, documentos por cobrar y deudores varios se conforman como sigue:

	2002 MUS$	%	2001 MUS$	%
Deudores por venta				
Deudores Extranjeros	162.065	89,60	181.024	88,91
Deudores Nacionales	18.815	10,40	22.585	11,09
Total Deudores por venta	180.880	100,00	203.609	100,00
Documentos por cobrar				
Moneda nacional	2.652	48,79	4.101	68,21
Moneda extranjera	2.783	51,21	1.911	31,79
Total Documentos por cobrar	5.435	100,00	6.012	100,00
Deudores varios				
Moneda nacional	10.734	41,70	11.455	60,06
Moneda extranjera	15.005	58,30	7.619	39,94
Total Deudores varios	25.739	100,00	19.074	100,00

06. Saldos y Transacciones con entidades relacionadas

Las transacciones realizadas con entidades relacionadas guardan relación de equidad con otras operaciones que se efectúan regularmente.

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

06. Saldos y Transacciones con entidades relacionadas

Documentos y Cuentas por Pagar

RUT	SOCIEDAD	CORTO PLAZO		LARGO PLAZO	
		31-12-2002	31-12-2001	31-12-2002	31-12-2001
90690000-9	COPEC S.A.	472	174	0	0
82777100-7	PUERTO DE LIRQUEN S.A.	175	235	0	0
79895330-3	CIA. PUERTO DE CORONEL S.A.	31	164	0	0
91806000-6	ABASTIBLE S.A.	39	5	0	0
85840100-3	CIA. DE TURISMO DE CHILE LTDA.	0	9	0	0
86370800-1	SIGMA SERVICIOS INFORMATICOS S.A.	0	5	0	0
96925430-1	SERVICIOS CORPORATIVOS SERCOR S.A.	33	0	0	0
71625000-8	FUNDACION EDUCACIONAL ARAUCO S.A.	149	89	0	0
99285000-0	CIA. DE SEGUROS GENERALES CRUZ DEL SUR S.A.	1.036	0	0	0

TOTALES	**1.935**	**681**	**0**	**0**

07. Existencias

Las existencias al cierre de cada ejercicio valorizadas de acuerdo a lo descrito en Nota 2 i), se detallan a continuación:

Concepto	2002 MUS$	2001 MUS$
Productos terminados (celulosa)	25.031	30.859
Productos terminados (madera)	86.049	65.893
Productos terminados en consignación (celulosa)	22.607	30.242
Productos en proceso	2.609	2.406
Maderas	10.950	13.284
Materias primas	43.917	38.204
Importaciones en tránsito	706	1.137
Bosques y plantaciones en explotación	189.698	195.976
Otras existencias	11.220	10.581
Total	392.787	388.582

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

08. Impuestos diferidos e impuestos a la renta
Impuestos Diferidos

CONCEPTOS	31-12-2002				31-12-2001			
	IMPUESTO DIFERIDO ACTIVO		IMPUESTO DIFERIDO PASIVO		IMPUESTO DIFERIDO ACTIVO		IMPUESTO DIFERIDO PASIVO	
	CORTO PLAZO	LARGO PLAZO	CORTO PLAZO	LARGO PLAZO	CORTO PLAZO	LARGO PLAZO	CORTO PLAZO	LARGO PLAZO
DIFERENCIAS TEMPORARIAS								
Provisión cuentas incobrables	770	131	0	0	1.133	121	0	0
Ingresos Anticipados	967	39	0	0	228	35	0	0
Provisión de vacaciones	588	0	0	0	826	0	0	0
Amortización intangibles	0	0	0	0	0	0	0	0
Activos en leasing	70	0	68	33	77	9	71	45
Gastos de fabricación	0	0	5.517	0	0	0	6.310	43
Depreciación Activo Fijo	0	0	0	74.867	0	0	0	76.082
Indemnización años de servicio	997	396	0	0	958	352	0	0
Otros eventos	1.632	303	74	171	579	35	249	108
Provisión mantención programada	650	0	0	0	676	0	0	0
Provisión obsolescencia	681	0	0	0	573	0	0	0
Provisión de contingencias	358	0	0	0	1.256	0	0	0
Pérdidas tributarias	25.563	5.841	0	0	3.678	3.615	0	0
Valorización activos fijos	0	28.823	0	16.645	0	92.689	0	33.749
Gastos activados	0	0	1.758	3.876	0	0	761	2.228
Resultado no realizado venta activos	0	0	0	641	0	0	0	745
Gastos emisión deuda y proyectos	0	0	0	8.457	0	0	0	8.613
Devaluación peso Argentino	1.477	5.908	0	0	2.586	10.346	0	0
Valorización existencias	219	0	0	0	218	739	0	0
DIFERENCIAS TEMPORARIAS / OTROS								
Cuentas complementarias-neto de amortiza	91	15.882	135	15.474	650	52.980	68	37.857
Provisión de valuación	1.098	24.075			0	43.070		
Totales	32.783	1.484	7.282	89.216	12.138	11.891	7.323	83.756

Rut : 93458000 - 1
Período : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

09. Información sobre operaciones de compromiso de compra, compromisos de venta, venta con compromiso de recompra y compra con compromiso de retroventa de títulos o valores mobiliarios

Operaciones de venta con compromiso de recompra (VRC) y de compra con compromiso de retroventa (CRV)

COD.	FECHAS		CONTRAPARTE	MONEDA ORIGEN	VALOR SUSCRIPC.	TASA	VALOR FINAL	IDENTIFICACIÓN DE INSTRUMENTOS	VALOR MERCADO
	INICIO	TERMINO							
CRV	23-12-2002	22-01-2003	DEUTSCHE BANK (CHILE) S.A.	USD	20.040	1,95	20.073	PRD	20.049

10. Activos Fijos

Concepto	31-12-2002 MUS$	31-12-2001 MUS$
TERRENOS	355.971	366.275
CONSTRUCCIONES Y OBRAS DE INFRAESTRUCTURA	1.367.936	1.341.735
MAQUINARIAS Y EQUIPOS	1.402.483	1.371.485
OTROS ACTIVOS FIJOS		
Bosques y plantaciones	1.848.919	1.934.421
Equipos computacionales y software	18.720	20.044
Maquinarias y equipos en leasing	21	785
Obras en curso	331.294	132.332
Otros activos fijos	87.555	67.642
TOTAL OTROS ACTIVOS FIJOS	2.286.509	2.155.224
MAYOR VALOR RETASACION TECNICA		
Terrenos	929	990
Construcciones y obras de infraestructura	30.064	30.064
Maquinarias y equipos	37.750	37.893
Otros	26	27
TOTAL MAYOR VALOR RETASACION TECNICA	68.769	68.974
DEPRECIACION ACUMULADA		
Construcciones y obras de infraestructura	(814.933)	(778.696)
Maquinarias y equipos	(704.523)	(641.852)
Otros activos fijos	(60.017)	(60.922)
Mayor valor retasación técnica del activo fijo	(63.957)	(63.558)
TOTAL DEPRECIACION ACUMULADA	(1.643.430)	(1.545.028)
Total Activo Fijo	**3.838.238**	**3.758.665**

	31-12-2002 MUS$	31-12-2001 MUS$
Depreciación cargada a resultados de la explotación		
En costos de la explotación	97.347	120.405
En gastos de administración y ventas	5.439	5.154
Total cargo a resultados de la explotación	**102.786**	**125.559**
Depreciación cargada a resultados fuera de la explotación	398	484
Total Depreciación con cargo a resultados	**103.184**	**126.043**

10. Activos Fijos

Detalle de activos en Leasing

Bienes en Leasing	Valor libro MUS$	Fechas de Contrato		Cuotas pendientes	Valor cuota MUS$
		Inicio	Término		
Jeep Vitara	21	15-09-2001	15-09-2003	9	1
Total activos en Leasing	21				
Depreciación acumulada	3				

11. Inversiones en empresas relacionadas

Impuestos de cargo de la inversora

No se han efectuado ajustes a la inversión por concepto de distribución o remesa de utilidades, puesto que las utilidades que se produzcan serán reinvertidas o no están afectas a impuestos.

Inversión en Alto Paraná S.A.

Durante el mes de junio de 2001, la filial Argentina Alto Paraná S.A. efectuó la recompra de las acciones preferidas que poseía Celulosa Arauco y Constitución S.A., con lo que esta dejó de tener participación directa en dicha sociedad. Al 31 de diciembre de 2002, Celulosa Arauco y Constitución S.A. mantiene la participación indirecta en Alto Paraná S.A. a través de su filial Industrias Forestales S.A.

Producto de la recompra señalada, Celulosa Arauco y Constitución S.A. realizó parte de la reserva por ajuste acumulado de conversión, generada por esta inversión en el exterior de acuerdo a las disposiciones del Boletín Técnico No 64 del Colegio de Contadores de Chile A.G., reconociendo el ingreso respectivo en el rubro Otros Ingresos Fuera de la Explotación por un monto de MUS$11.670.

Hasta el mes de mayo de 2001, el tratamiento era el siguiente: Celulosa Arauco y Constitución S.A. poseía el 100% de las acciones preferidas emitidas, con una inversión inicial equivalente a US$ 150.000.000. En su condición de accionista preferido, Celulosa Arauco y Constitución S.A. tenía una preferencia equivalente a un dividendo mínimo garantizado del 6% anual sobre el monto invertido y además a percibir la parte proporcional sobre los dividendos ordinarios una vez deducido del resultado del período el dividendo preferido. El dividendo preferido era pagadero en forma acumulativa y requería que Alto Paraná S.A. generara utilidades líquidas y realizadas absorbiendo en primer lugar las pérdidas acumuladas y adicionalmente se aprobara su distribución en Junta Ordinaria de Accionistas.

Contablemente, Celulosa Arauco y Constitución S.A. registraba como Valor Patrimonial Proporcional en Alto Paraná S.A. el 100% del aporte de capital preferido efectuado. En términos de resultados reconocía sobre una base devengada el dividendo mínimo garantizado previamente comentado y adicionalmente reconocía el resultado proporcional que le correspondía, una vez deducido el dividendo preferido, de acuerdo a su participación en el total de las acciones suscritas y pagadas. Indirectamente, a través de su filial Argentina Industrias Forestales S.A. de la cual Celulosa Arauco y Constitución S.A. era dueña del 99,99%, poseía el 99,97% de las acciones ordinarias de Alto Paraná S.A.

Contablemente, Industrias Forestales S.A., reconocía como Valor Patrimonial Proporcional de su inversión en Alto Paraná S.A., el Patrimonio de esta última excluido el capital Preferido y el resultado del ejercicio, multiplicado por el porcentaje de participación que poseía en relación al total de las acciones ordinarias suscritas y pagadas. En cuanto al reconocimiento de resultados, reconocía el monto proporcional que le correspondía de acuerdo a la participación que poseía en relación al total de acciones suscritas y pagadas de Alto Paraná S.A., con cargo a inversión en empresas relacionadas y abono a utilidad inversión empresas relacionadas, o viceversa.

Dividendos recibidos

Al 31 de diciembre de 2002, se recibieron MUS$687 (MUS$ 480 en 2001) por concepto de dividendos de la sociedad Puerto de Lirquén S.A. y MUS$115 por dividendos de la sociedad Inversiones Puerto Coronel S.A.

Pasivos relacionados con inversiones en empresas relacionadas

Existen pasivos con instituciones financieras (Morgan Guaranty Trust) y con el público (Yankee bonds 2da emisión) que fueron específicamente designados y contabilizados como instrumentos de cobertura de la inversión en Industrias Forestales S.A., en Argentina.

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

11. Inversiones en empresas relacionadas
Detalle de las inversiones

RUT	SOCIEDAD	PAIS DE ORIGEN	MONEDA DE CONTROL DE LA INVERSIÓN	NÚMERO DE ACCIONES	PORCENTAJE DE PARTICIPACIÓN		PATRIMONIO SOCIEDADES		RESULTADO DEL EJERCICIO		RESULTADO DEL DEVENGADO		VPP		RESULTADO S NO REALIZADOS		VALOR CONTABLE DE LA INVERSIÓN	
					31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001	31-12-2002	31-12-2001
82777100-7	PUERTO DE LIRQUEN S.A.	CHILE	DOLARES	30.928.304	20,1380900000	20,1380900000	68.454	68.513	7.515	4.932	1.513	993	13.785	13.797	0	0	13.785	13.797
96785680-0	INVERSIONES PUERTO CORONEL S.A.	CHILE	DOLARES	1.488	50,0000000000	33,3333300000	13.236	11.850	2.462	1.415	1.016	500	6.618	3.950	0	0	6.618	3.950
96925430-1	SERVICIOS CORPORATIVOS SERCOR S.A.	CHILE	DOLARES	154.000	20,0000000000	20,0000000000	1.587	1.534	147	-127	30	-25	317	307	0	0	317	307
77286570-8	CDEC-SIC LTDA.	CHILE	DOLARES	0	7,6890000000	8,0000000000	627	285	-10	-56	-1	-5	48	24	0	0	48	24
	TOTAL												20.768	18.078	0	0	20.768	18.078

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

12. Menor y Mayor valor de inversiones

Menor Valor

RUT	SOCIEDAD	31-12-2002		31-12-2001	
		MONTO AMORTIZADO EN EL PERIODO	SALDO MENOR VALOR	MONTO AMORTIZADO EN EL PERIODO	SALDO MENOR VALOR
0-E	FORESTAL EL AGUARAY S.A. (1)	34	51	120	308
96510970-6	PANELES ARAUCO S.A. (EX TRUPAN S.A) (2)	786	2.162	786	2.947
96785680-0	INVERSIONES PUERTO CORONEL S.A. (3)	1.016	241	140	1.257
96563550-5	ARAUCO INTERNACIONAL S.A. (EX AGRICOLA Y GANADERA TOLHUACA S.A.) (4)	0	0	1	0
96785680-0	INVERSIONES PUERTO CORONEL S.A. (5)	2.599	0	0	0
0-E	SOUTHWOODS-ARAUCO LUMBER LLC. (6)	0	1.500	0	0
	TOTAL	4.435	3.954	1.047	4.512

13. Otros (Activos)

Al 31 de diciembre de 2002 y 2001, la apertura de este rubro es la que se detalla a continuación:

Concepto	2002 MUS$	2001 MUS$
Impuestos por recuperar	18.111	35.901
Costo colocación bonos	14.706	18.212
Impuesto por recuperar asesoría extranjera	1.097	1.648
Menor valor colocación bonos	2.285	2.747
Inversiones financieras	479	536
Otros	537	1.499
Total	37.215	60.543

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

15. Obligaciones con bancos e instituciones financieras largo plazo

Obligaciones con bancos e instituciones financieras largo plazo

RUT	BANCO O INSTITUCIÓN FINANCIERA	AÑOS DE VENCIMIENTO							FECHA CIERRE PERÍODO ACTUAL		FECHA CIERRE PERÍODO ANTERIOR
		MONEDA ÍNDICE DE REAJUSTE	MÁS DE 1 HASTA 2	MÁS DE 2 HASTA 3	MÁS DE 3 HASTA 5	MÁS DE 5 HASTA 10	MÁS DE 10 AÑOS		TOTAL LARGO PLAZO AL CIERRE DE LOS ESTADOS FINANCIEROS	TASA DE INTERÉS ANUAL PROMEDIO	TOTAL LARGO PLAZO AL CIERRE DE LOS ESTADOS FINANCIEROS
							MONTO	PLAZO			
0-E	MORGAN GUARANTY TRUST C. OF NEW YORK	Dólares	0	0	0	0	0	0	0	0	37.500
		Euros	0	0	0	0	0	0	0	0	0
		Yenes	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		$ no reajustables	0	0	0	0	0	0	0	0	0
		Otras monedas	0	0	0	0	0	0	0	0	0
0-E	TESORO NACIONAL (ARGENTINA)	Dólares	343	414	1.049	557	0	0	2.363	6,18	2.170
		Euros	0	0	0	0	0	0	0	0	0
		Yenes	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		$ no reajustables	0	0	0	0	0	0	0	0	0
		Otras monedas	0	0	0	0	0	0	0	0	0
0-E	J.P. MORGAN - CHASE	Dólares	100.000	100.000	50.000	0	0	0	250.000	7,20	250.000
		Euros	0	0	0	0	0	0	0	0	0
		Yenes	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		$ no reajustables	0	0	0	0	0	0	0	0	0
		Otras monedas	0	0	0	0	0	0	0	0	0
TOTALES			100.343	100.414	51.049	557	0		252.363		289.670

Porcentaje obligaciones moneda extranjera (%)	100,0000
Porcentaje obligaciones moneda nacional (%)	0,0000

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

16. Obligaciones con el público corto y largo plazo (pagarés y bonos)
Bonos

Nº DE INSCRIPCIÓN O IDENTIFICACIÓN DEL INSTRUMENTO	SERIE	MONTO NOMINAL COLOCADO VIGENTE	UNIDAD DE REAJUSTE DEL BONO	TASA DE INTERÉS	PLAZO FINAL	PERIODICIDAD PAGO DE INTERESES	PERIODICIDAD PAGO DE AMORTIZACIÓN	VALOR PAR 31-12-2002	VALOR PAR 31-12-2001	COLOCACIÓN EN CHILE O EN EL EXTRANJERO
Bonos largo plazo - porción corto plazo										
SEXTA EMISION	A	60.625	U.F.	6,00%	01-02-2003	SEMESTRA	SEMESTRA	1.448	3.122	NACIONAL
SEPTIMA EMISION	A	37.500	U.F.	6,00%	01-12-2003	SEMESTRA	SEMESTRA	878	941	NACIONAL
SEPTIMA EMISION	B	12.500	U.F.	6,00%	01-12-2003	SEMESTRA	SEMESTRA	293	314	NACIONAL
YANKEE BONDS PRIMERA EMISION	8 AÑOS	80.215.000	US$	6,75%	15-12-2003	SEMESTRA	12/2003	80.441	226	EXTRANJERO
YANKEE BONDS PRIMERA EMISION	12 AÑOS	100.000.000	US$	7,00%	15-12-2007	SEMESTRA	12/2007	292	292	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	8 AÑOS	175.000.000	US$	6,95%	15-09-2005	SEMESTRA	09/2005	3.547	3.547	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	12 AÑOS	100.000.000	US$	7,20%	15-09-2009	SEMESTRA	09/2009	2.100	2.100	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	20 AÑOS	125.000.000	US$	7,50%	15-09-2017	SEMESTRA	09/2017	2.734	2.734	EXTRANJERO
YANKEE BONDS TERCERA EMISION	10 AÑOS	270.500.000	US$	8,62%	15-08-2010	SEMESTRA	08/2010	8.749	9.703	EXTRANJERO
YANKEE BONDS CUARTA EMISION	10 AÑOS	387.000.000	US$	7,75%	13-09-2011	SEMESTRA	09/2011	8.914	9.214	EXTRANJERO
Total porción corto plazo								**109.396**	**32.193**	
Bonos largo plazo										
SEXTA EMISION	A	60.625	U.F.	6,00%	01-02-2003	SEMESTRA	SEMESTRA	0	1.507	NACIONAL
SEPTIMA EMISION	A	37.500	U.F.	6,00%	01-12-2003	SEMESTRA	SEMESTRA	0	931	NACIONAL
SEPTIMA EMISION	B	12.500	U.F.	6,00%	01-12-2003	SEMESTRA	SEMESTRA	0	310	NACIONAL
YANKEE BONDS PRIMERA EMISION	8 AÑOS	80.215.000	US$	6,75%	15-12-2003	SEMESTRA	12/2003	0	80.215	EXTRANJERO
YANKEE BONDS PRIMERA EMISION	12 AÑOS	100.000.000	US$	7,00%	15-12-2007	SEMESTRA	12/2007	100.000	100.000	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	8 AÑOS	175.000.000	US$	6,95%	15-09-2005	SEMESTRA	09/2005	175.000	175.000	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	12 AÑOS	100.000.000	US$	7,20%	15-09-2009	SEMESTRA	09/2009	100.000	100.000	EXTRANJERO
YANKEE BONDS SEGUNDA EMISION	20 AÑOS	125.000.000	US$	7,50%	15-09-2017	SEMESTRA	09/2017	125.000	125.000	EXTRANJERO
YANKEE BONDS TERCERA EMISION	10 AÑOS	270.500.000	US$	8,62%	15-08-2010	SEMESTRA	08/2010	270.500	300.000	EXTRANJERO
YANKEE BONDS CUARTA EMISION	10 AÑOS	387.000.000	US$	7,75%	13-09-2011	SEMESTRA	09/2011	387.000	400.000	EXTRANJERO
Total largo plazo								**1.157.500**	**1.282.963**	

18. Indemnizaciones al personal por años de servicio

Tal como se indica en la Nota 2 t), la Sociedad tiene constituidas provisiones, que se presentan en el corto y en el largo plazo, para cubrir indemnizaciones por años de servicio de su personal, y su composición se detalla a continuación:

Concepto	2002 MUS$	2001 MUS$
Saldo de inicio	8.070	7.679
Provisión del período	1.257	1.313
Provisión con cargo a activo	161	-
Pagos del período	(815)	(720)
Total	8.673	8.272

Concepto	2002 MUS$	2001 MUS$
Pasivo circulante	488	470
Pasivo largo plazo	8.185	7.802
Total	8.673	8.272

Tipo de moneda : Miles de Dólares

20. Cambios en el patrimonio

El movimiento de las cuentas patrimoniales en los ejercicios 2002 y 2001 se presenta en cuadros adjuntos.

En sesión de Directorio No 259 celebrada con fecha 25 de septiembre de 2001, se acordó repartir como dividendo un 40% de las utilidades de ese ejercicio.

Con fecha 27 de noviembre de 2001 el Directorio de la Sociedad acordó repartir un dividendo provisorio de $31 (histórico) por acción, que se pagó a contar del 17 de diciembre de 2001 con cargo a las utilidades líquidas que corresponda repartir por los resultados de ese ejercicio.

En Junta Ordinaria de Accionistas No 23, de fecha 18 de abril de 2002 se acordó repartir un dividendo definitivo de $190,37367776 por acción, que se pagó a contar del 07 de mayo de 2002 con cargo a las utilidades líquidas del ejercicio 2001.

Con fecha 26 de noviembre de 2002 el Directorio de la Sociedad acordó repartir un dividendo provisorio de $242 (histórico) por acción, que se pagó a contar del 10 de diciembre de 2002 con cargo a las utilidades líquidas que corresponda repartir por los resultados de este ejercicio.

El detalle de la composición de las Otras reservas se presenta en cuadros adjuntos.

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

20. Cambios en el patrimonio
Número de Acciones

SERIE	NRO.ACCIONES SUSCRITAS	NRO. ACCIONES PAGADAS	NRO. ACCIONES CON DERECHO A VOTO
SIN SERIE	113.152.446	113.152.446	113.152.446

20. Cambios en el patrimonio

Detalle Otras reservas período actual

	Res. por ajuste al valor del activo fijo MUS$	Mayor valor inversiones en subsidiarias MUS$	Reserva forestal en filial MUS$	Ajuste acum. por diferencia de conversión MUS$	Reserva por conversión filiales en pesos MUS$	Reserva futuras capitalizac. MUS$	Bonificaciones forestales MUS$	Total MUS$
Saldos al 31 de diciembre de 2001	4.533	23.759	1.274.761	49.966	-	117.856	26	1.470.901
Revalorización por tipo de cambio BT 64	-	-	-	49	-	-	-	49
Reserva por conversión filiales en pesos	-	-	-	-	(136.678)	-	-	(136.678)
Traspasa depreciación del periodo y bajas en la relasación técnica del activo fijo	(552)	-	-	-	-	552	-	-
Ajustes en las reservas forestales de las filiales	-	-	25.578	-	-	-	-	25.578
Utilidad bosques aportados	-	(3.820)	-	-	-	-	-	(3.820)
Saldos al 31 de diciembre de 2002	3.981	19.939	1.300.339	50.015	(136.678)	118.408	26	1.356.030

El movimiento por ajuste acumulado por diferencia de conversión es el siguiente:

Concepto	Saldo inicio al 01-01-2002 MUS$	Movimiento del ejercicio MUS$	Saldo al 31-12-2002 MUS$
Inversión en empresas relacionadas	152.119	49	152.168
Mayor valor de inversiones	(21.107)	0	(21.107)
Pasivos	(81.046)	0	(81.046)
Total	49.966	49	50.015

21. Otros Ingresos y Egresos fuera de la explotación

El detalle de los Ingresos Fuera de la Explotación es el siguiente:

Concepto	2002 MUS$	2001 MUS$
Ingresos por fomento de exportaciones	2.160	2.842
Reintegros Ley 18.480 y 18.634	609	878
Utilidad venta activo fijo	446	1.426
Arriendos percibidos	323	174
Reversa provisión litigio S.I.I.	228	-
Utilidad venta materiales y otros obsoletos	151	223
Utilidad venta energía eléctrica	151	-
Indemnización cias. de seguro	74	829
Utilidad venta otros servicios	40	131
Servidumbres de paso	26	135
Realización reserva por ajuste conversión B.T. 64	-	11.670
Otros ingresos	1.961	2.056
Total	6.169	20.364

El detalle de los Egresos Fuera de la Explotación es el siguiente:

Concepto	2002 MUS$	2001 MUS$
Impuestos	3.988	3.522
Gastos indirectos inicio Planta Paneles	2.081	-
Siniestros y pérdidas de bosques y plantaciones	1.581	415
Donaciones	400	547
Depreciaciones	398	484
Gastos de estudios y proyectos	383	763
Castigo obsolescencia	346	24
Gastos de internación	340	342
Provisión deudas incobrables	309	728
Ajustes por gastos de ventas año anterior	285	-
Amortización seguros	125	360
Servicios y honorarios	76	588
Gastos notariales y legales	58	110
Indemnización y desahucio	14	142
Ajustes de inventario	-	277
Castigo deudores habitacionales	-	58
Otros egresos	1.149	2.523
Total	11.533	10.883

Tipo de moneda : Miles de Dólares

22. Corrección Monetaria

Corrección monetaria

ACTIVOS (CARGOS) / ABONOS	ÍNDICE DE REAJUSTABILIDAD	31-12-2002	31-12-2001
EXISTENCIAS	IPC	5.095	7.353
ACTIVO FIJO	IPC	54.688	85.361
INVERSIONES EN EMPRESAS RELACIONADAS	IPC	1.177	20.701
OTROS ACTIVOS.	IPC	0	2.788
OTROS ACTIVOS NO MONETARIOS	IPC	1.296	914
CUENTAS DE GASTOS Y COSTOS	IPC	7.896	18.539
TOTAL (CARGOS) ABONOS	-	70.152	135.656
PASIVOS (CARGOS) / ABONOS			
PATRIMONIO	IPC	0	-87.470
OBLIGACIONES CON BANCOS.	IPC	0	0
OTROS PASIVOS.	IPC	0	-4.741
OTROS PASIVOS LARGO PLAZO.	IPC	0	0
OLBIGACIONES CON EL PUBLICO.	IPC	0	-2.916
PATRIMONIO FILIALES EN PESOS.	IPC	-59.848	0
PASIVOS NO MONETARIOS	IPC	-460	0
CUENTAS DE INGRESOS	IPC	-10.285	-21.839
TOTAL (CARGOS) ABONOS	-	-70.593	-116.966
(PERDIDA) UTILIDAD POR CORRECCION MONETARIA		**-441**	**18.690**

Tipo de moneda : Miles de Dólares

23. Diferencias de Cambio

Diferencias de Cambio

RUBRO	MONEDA	MONTO	
		31-12-2002	31-12-2001
ACTIVOS (CARGOS) / ABONOS			
DISPONIBLE	DOLARES	-2	-218
DISPONIBLE	EURO	111	664
DISPONIBLE	PESOS	1.774	0
DISPONIBLE	OTRAS MONEDAS	-19	-8
VALORES NEGOCIABLES	PESOS	-2.507	0
VALORES NEGOCIABLES	DOLARES	0	0
DEUDORES POR VENTA	DOLARES	65	9.495
DEUDORES POR VENTA	EURO	1.355	275
DEUDORES POR VENTA	OTRAS MONEDAS	-425	24
DEUDORES POR VENTA	PESOS	-268	0
DEUDORES VARIOS	DOLARES	68	-3.032
DEUDORES VARIOS	PESOS	-1.154	0
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	DOLARES	3.050	0
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	PESOS	-3.355	0
GASTOS PAGADOS POR ANTICIPADO	PESOS	-36	0
GASTOS PAGADOS POR ANTICIPADO	DOLARES	12	-67
EXISTENCIAS	PESOS	-365	0
EXISTENCIAS	DOLARES	0	-68
IMPUESTOS POR RECUPERAR	PESOS	493	0
IMPUESTOS POR RECUPERAR	DOLARES	-312	0
OTROS ACTIVOS CIRCULANTES	PESOS	-3.657	0
OTROS ACTIVOS CIRCULANTES	DOLARES	89	28.706
VALORES NEGOCIABLES	EURO	32.847	0
DEUDORES LARGO PLAZO	DOLARES	15	-1.186
OTROS LARGO PLAZO	PESOS	-1.450	0
DEPOSITOS A PLAZO	DOLARES	0	461
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	OTRAS MONEDAS	-21	0
OTROS ACTIVOS LARGO PLAZO	DOLARES	1.937	2.293
OTROS ACTIVOS CIRCULANTES	EURO	0	-18.399
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	DOLARES	100	0
OTROS ACTIVOS CIRCULANTES	PESOS ARGENTINO	-16.794	-21.417
OTROS ACTIVOS LARGO PLAZO	PESOS ARGENTINO	-18.931	-27.453
Total (Cargos) Abonos		-7.380	-29.930
PASIVOS (CARGOS) / ABONOS			
OBLIGACIONES CON BANCOS CORTO PLAZO	DOLARES	-1	-8.811
OBLIGACIONES CON EL PUBLICO	PESOS	232	0
OBLIGACIONES CON EL PUBLICO CORTO PLAZO	DOLARES	0	-1.271
OBLIGACIONES CON EL PUBLICO LARGO PLAZO	DOLARES	-1	-107.496
CUENTAS POR PAGAR	DOLARES	-62	5.630
CUENTAS POR PAGAR	EURO	-76	-79
CUENTAS POR PAGAR	PESOS	1.325	0
CUENTAS POR PAGAR	OTRAS MONEDAS	-30	-39
ACREEDORES VARIOS	DOLARES	1	-25
ACREEDORES VARIOS LARGO PLAZO	DOLARES	0	-5
DCTOS. Y CTAS. POR PAGAR EMPRESAS RELACIONADAS	PESOS	-4.145	0
DCTOS. Y CTAS. POR PAGAR EMPRESAS RELACIONADAS	DOLARES	-1.804	0
PROVISIONES	DOLARES	-5	954
PROVISIONES	PESOS	-210	0
RETENCIONES	PESOS	-204	0
RETENCIONES	DOLARES	2	0
IMPUESTO A LA RENTA	PESOS	-82	0
OTROS PASIVOS CIRCULANTES	DOLARES	-961	-7.259
OTROS PASIVOS CIRCULANTES	PESOS	766	0
OTROS PASIVOS CIRCULANTES	EURO	-335	0
OTROS PASIVOS CIRCULANTES	OTRAS MONEDAS	-10	33
OBLIGACIONES CON BANCOS LARGO PLAZO	DOLARES	0	-2.705
OBLIGACIONES CON EL PUBLICO LARGO PLAZO	PESOS	58	0
DCTOS.Y CTAS. POR PAGAR EMPRESAS RELACIONADAS LARGO PLAZO	DOLARES	-2.295	0
OTROS PASIVOS LARGO PLAZO	PESOS	7.040	0
OTROS PASIVOS LARGO PLAZO	DOLARES	-230	-1.895
OBLIGACIONES LARGO PLAZO CON VENCIMIENTO DENTRO DE UN AÑO	DOLARES	0	0
DCTOS. Y CTAS. POR PAGAR EMPRESAS RELACIONADAS	EURO	1	0
PROVISIONES	EURO	320	0
PROVISIONES	OTRAS MONEDAS	-1	0
OTROS PASIVOS CIRCULANTES	PESOS ARGENTINO	7.391	10.480
OTROS PASIVOS LARGO PLAZO	PESOS ARGENTINO	3.288	3.811
Total (Cargos) Abonos		9.972	-108.677

24. Gastos de emisión y colocación de títulos accionarios y de títulos de deuda

La Sociedad tiene como criterio activar los gastos asociados a la emisión y colocación de titulos de deuda, amortizándolos linealmente durante el periodo de vigencia de los documentos emitidos, tal como se explica en Nota 2 v).

El cargo a resultado por este concepto al 31 de diciembre de 2002, ascendió a MUS$3.706 (MUS$ 2.057 en 2001), el cual se encuentra registrado en Gastos Financieros.

El detalle de los gastos activados por emisión de títulos de deuda, que se clasifican en otros activos circulantes y otros activos de largo plazo, se presenta a continuación:

Concepto	2002 MUS$	2001 MUS$
Impuesto de timbres y estampillas	7.741	9.440
Underwriters	4.618	5.616
Refinanciamiento de bonos	4.085	4.708
Seguro de tasa	293	400
Asesorías legales	419	500
Asesorías financieras	32	44
Gastos de impresión	77	99
Clasificadores de riesgo	84	107
Otros	115	148
Total	17.464	21.062

Saldos por vencimiento	2002 MUS$	2001 MUS$
Corto plazo	2.758	2.850
Largo plazo	14.706	18.212
Total	17.464	21.062

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

26. Contratos de Derivados
Contratos de Derivados

TIPO DE DERIVADO	TIPO DE CONTRATO	DESCRIPCIÓN DE LOS CONTRATOS						VALOR DE LA PARTIDA PROTEGIDA	CUENTAS CONTABLES QUE AFECTA			
		VALOR DEL CONTRATO	PLAZO DE VENCIMIENTO O EXPIRACIÓN	ÍTEM ESPECÍFICO	POSICIÓN COMPRA / VENTA	PARTIDA O TRANSACCIÓN PROTEGIDA			ACTIVO / PASIVO		EFECTO EN RESULTADO	
						NOMBRE	MONTO		NOMBRE	MONTO	REALIZADO	NO REALIZADO
S	CCPE	10.000	13-09-2011	TASA DE INTERES	C	BONOS	200.000	200.000	DEUDORES VARIOS/ACREEDORES VARIOS	4.693	0	2.768
FR	CCPE	280	22-01-2003	TIPO DE CAMBIO	C	VENTAS FILIAL	280	280	DEUDORES VARIOS/ACREEDORES VARIOS	280	0	[illegible]

Rut : 93458000 - 1
Período : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

27. Contingencias y Restricciones
Garantías directas

ACREEDOR DE LA GARANTÍA	DEUDOR		TIPO DE GARANTÍA	ACTIVOS COMPROMETIDOS		SALDOS PENDIENTES DE PAGO A LA FECHA DE CIERRE DE LOS ESTADOS FINANCIEROS		LIBERACIÓN DE GARANTÍAS					
	NOMBRE	RELACIÓN		TIPO	VALOR CONTABLE	31-12-2002	31-12-2001	31-12-2003	ACTIVOS	31-12-2004	ACTIVOS	31-12-2005	ACTIVOS
TESORERIA GENERAL DE LA REPUBLICA	FORESTAL CELCO S.A.	DIRECTA	DERECHOS DE ADUANA	MAQUINAS	3	0	2	0	0	0	0	0	0
CORPORACION NACIONAL FORESTAL	FORESTAL VALDIVIA S.A.	DIRECTA	BOLETA	NO HAY	0	22	-22	0	0	22	0	0	0
SCOTIABANK	FORESTAL VALDIVIA S.A.	DIRECTA	PAGARE	NO HAY	0	22	0	0	0	22	0	0	0
FISCO DE CHILE	FORESTAL VALDIVIA S.A.	DIRECTA	PAGARE	NO HAY	0	150	0	67	0	82	0	1	0
FONTEC-C	CONTROLADORA DE PLAGAS FORESTALES S.A.	DIRECTA	BOLETA	NO HAY	0	42	0	42	0	0	0	0	0
SAG	CONTROLADORA DE PLAGAS FORESTALES S.A.	DIRECTA	BOLETA	NO HAY	0	3	0	3	0	0	0	0	0
SAG	CONTROLADORA DE PLAGAS FORESTALES S.A.	DIRECTA	BOLETA	NO HAY	0	23	0	23	0	0	0	0	0

28. Cauciones obtenidas de terceros

-Al 31 de diciembre de 2002, las principales cauciones de terceros que las Sociedades registra son las siguientes:

Otorgante	Caución	Relación con la Sociedad	Naturaleza de la operación	Monto
Edyce S.A.	Boletas de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MU$ 413
Metalúrgica FAT S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MU$ 120
Soc. Metalúrgica Arrigoni S.A.	Boletas de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MU$ 361
Ecomin S.A.	Boletas de Garantía	Proveedor Nacional	Cumplimiento de Contrato	M$ 21.057
Fábrica de Equipos y Maq. Europeas S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MU$ 243
H.G. Fiberglass S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MU$ 169
Construcciones de Ingeniería Neut Latour y Cía. S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	M$ 257.811
Empresa de Montajes Industriales SALFA S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	M$ 32.083
Ingeniería y Construcción Sigdo Koppers S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	UF 129.746
ABS Pumps International A.B.	Carta de Crédito	Proveedor Extranjero	Compras de Activo Fijo	EURO 508.291
Thyssen Eletec S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MUS$ 105
Indalum	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	M$ 89.369
Koman Gruas Ltda.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MUS$ 105
Astilleros y Servicios Navales S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	MUS$ 94
Agrícola y Forestal Naguilán S.A.	Hipoteca	Proveedor de madera	Cumplimiento de Contrato	M$ 335.412
Agrícola y Forestal Naguilán S.A.	Prenda	Proveedor de madera	Cumplimiento de Contrato	M$ 374.548
Aserraderos Pacífico S.A.	Hipoteca	Cliente	Ventas de madera	M$ 215.692
Abengoa Chile S.A.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	M$ 466.187
Consorcio Delta DSD Ltda.	Boleta de Garantía	Proveedor Nacional	Cumplimiento de Contrato	UF 55.150

Tipo de moneda : Miles de Dólares

29. Moneda Nacional y Extranjera
Activos

RUBRO	MONEDA	MONTO	
		31-12-2002	31-12-2001
Activos Circulantes			
DISPONIBLE	DOLARES	7.209	3.791
DISPONIBLE	EUROS	123	1.389
DISPONIBLE	$ NO REAJUSTABL	1.798	1.382
DISPONIBLE	OTRAS MONEDAS	404	146
DEPOSITOS A PLAZO	DOLARES	19.562	2.683
DEPOSITOS A PLAZO	$ NO REAJUSTABL	2	2
VALORES NEGOCIABLES (NETO)	DOLARES	152.135	159.887
VALORES NEGOCIABLES (NETO)	EUROS	167.161	199.605
VALORES NEGOCIABLES (NETO)	$ NO REAJUSTABL	30.987	60.900
DEUDORES POR VENTA (NETO)	DOLARES	155.907	176.697
DEUDORES POR VENTA (NETO)	EUROS	5.684	3.997
DEUDORES POR VENTA (NETO)	$ NO REAJUSTABL	18.815	22.585
DEUDORES POR VENTA (NETO)	OTRAS MONEDAS	474	330
DOCUMENTOS POR COBRAR	DOLARES	2.783	1.911
DOCUMENTOS POR COBRAR	$ NO REAJUSTABL	2.639	4.088
DOCUMENTOS POR COBRAR	$ REAJUSTABLE	13	13
DEUDORES VARIOS	DOLARES	14.788	7.619
DEUDORES VARIOS	$ NO REAJUSTABL	9.675	9.488
DEUDORES VARIOS	$ REAJUSTABLE	1.059	1.967
DCTOS. Y CTAS. POR COBRAR EMPRESAS RELACIONADAS	DOLARES	0	710
EXISTENCIAS	DOLARES	179.097	63.060
EXISTENCIAS	$ REAJUSTABLE	213.690	325.522
IMPUESTOS POR RECUPERAR	DOLARES	13.961	16.683
IMPUESTOS POR RECUPERAR	$ REAJUSTABLE	12.688	26.324
GASTOS PAGADOS POR ANTICIPADO	DOLARES	7.875	8.606
GASTOS PAGADOS POR ANTICIPADO	$ NO REAJUSTABL	479	735
GASTOS PAGADOS POR ANTICIPADO	$ REAJUSTABLE	7.934	10.821
OTROS ACTIVOS CIRCULANTES	DOLARES	89.787	3.134
OTROS ACTIVOS CIRCULANTES	$ NO REAJUSTABL	1.828	32.810
OTROS ACTIVOS CIRCULANTES	$ REAJUSTABLE	292	1.447
IMPUESTOS DIFERIDOS	DOLARES	24.630	0
IMPUESTOS DIFERIDOS	$ REAJUSTABLE	871	4.815
DEUDORES VARIOS	EUROS	217	0
DEPOSITOS A PLAZO	EUROS	0	2
GASTOS PAGADOS POR ANTICIPADO	EUROS	332	0
Activos Fijos			
TERRENOS	DOLARES	108.165	67.177
TERRENOS	$ REAJUSTABLE	247.806	299.098
CONSTRUCCIONES Y OBRAS DE INFRAESTRUCTURA	DOLARES	1.243.563	787.339
CONSTRUCCIONES Y OBRAS DE INFRAESTRUCTURA	$ REAJUSTABLE	124.373	554.396
MAQUINARIAS Y EQUIPOS	DOLARES	1.372.815	416.004
MAQUINARIAS Y EQUIPOS	$ REAJUSTABLE	29.668	955.481
OTROS ACTIVOS FIJOS	DOLARES	600.199	300.344
OTROS ACTIVOS FIJOS	$ REAJUSTABLE	1.686.310	1.854.880
MAYOR VALOR POR RETASACION TECNICA DEL ACTIVO FIJO	$ REAJUSTABLE	3.120	68.974
DEPRECIACION (MENOS)	DOLARES	-1.585.474	-512.169
DEPRECIACION (MENOS)	$ REAJUSTABLE	-57.956	-1.032.859
MAYOR VALOR POR RETASACION TECNICA DEL ACTIVO FIJO	DOLARES	65.649	0
Otros Activos			
INVERSIONES EN EMPRESAS RELACIONADAS	$ REAJUSTABLE	365	18.078
INVERSIONES EN OTRAS SOCIEDADES	DOLARES	12	10
INVERSIONES EN OTRAS SOCIEDADES	$ REAJUSTABLE	127	139
MENOR VALOR DE INVERSIONES	DOLARES	3.954	308
MENOR VALOR DE INVERSIONES	$ REAJUSTABLE	0	4.204
MAYOR VALOR DE INVERSIONES	DOLARES	-2.554	-14.500
MAYOR VALOR DE INVERSIONES	$ REAJUSTABLE	-10.056	-18.584
DEUDORES A LARGO PLAZO	DOLARES	1.968	2.429
DEUDORES A LARGO PLAZO	$ NO REAJUSTABL	183	253
DEUDORES A LARGO PLAZO	$ REAJUSTABLE	2.048	3.531
INTANGIBLES	$ REAJUSTABLE	494	526
AMORTIZACION	$ REAJUSTABLE	-152	-136
OTROS	DOLARES	21.688	60.267
OTROS	$ NO REAJUSTABL	52	76
OTROS	$ REAJUSTABLE	15.475	200
INVERSIONES EN EMPRESAS RELACIONADAS	DOLARES	20.403	0
Total Activos			
-	DOLARES	2.518.122	1.551.990
-	EUROS	173.517	204.993

Rut : 93458000 - 1
Período : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

29. Moneda Nacional y Extranjera
Pasivos Circulantes

RUBRO	MONEDA	HASTA 90 DÍAS				90 DÍAS A 1 AÑO			
		31-12-2002		31-12-2001		31-12-2002		31-12-2001	
		MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL
OBLIGACIONES CON BANCOS E INST. FINANCIERAS C/P	OTRAS MONEDAS	105	0	25	0	0	0	0	0
OBLIGACIONES CON BANCOS E INST. FINANCIERAS C/P	DOLARES	32.034	0	62	0	0	0	0	0
OBLIGACIONES CON BCOS. E INST. FINANCIERAS L/P-PORC. C/P	DOLARES	41.952	2,229%	38.663	3,616%	0	0	188	6,500%
OBLIGACIONES CON EL PUBLICO (BONOS)	DOLARES	26.045	7,657%	27.299	7,513%	80.732	7,657%	517	7,513%
OBLIGACIONES CON EL PUBLICO (BONOS)	$ REAJUSTABLE	1.448	6,000%	1.629	6,000%	1.171	6,000%	2.748	6,000%
OBLIGACIONES LARGO PLAZO CON VCTO. DENTRO DE 1 AÑO	DOLARES	0	0	198	0	0	0	514	0
OBLIGACIONES LARGO PLAZO CON VCTO. DENTRO DE 1 AÑO	$ NO REAJUSTABL	25	0	13	0	0	0	21	0
OBLIGACIONES LARGO PLAZO CON VCTO. DENTRO DE 1 AÑO	$ REAJUSTABLE	234	0	310	0	19	0	0	0
CUENTAS POR PAGAR	DOLARES	25.714	0	27.624	0	41	0	0	0
CUENTAS POR PAGAR	$ NO REAJUSTABL	46.910	0	39.259	0	0	0	0	0
CUENTAS POR PAGAR	OTRAS MONEDAS	3.463	0	810	0	386	0	408	0
DOCUMENTOS POR PAGAR	DOLARES	126	0	3	0	0	0	0	0
ACREEDORES VARIOS	DOLARES	3.906	0	686	0	3.925	0	7.884	0
ACREEDORES VARIOS	$ NO REAJUSTABL	1.400	0	1.246	0	0	0	145	0
ACREEDORES VARIOS	$ REAJUSTABLE	956	0	128	0	33	0	8	0
DCTOS. Y CTAS. POR PAGAR A EMPRESAS RELACIONADAS	$ NO REAJUSTABL	1.935	0	681	0	0	0	0	0
PROVISIONES	DOLARES	5.190	0	3.524	0	0	0	0	0
PROVISIONES	$ NO REAJUSTABL	3.621	0	11.304	0	946	0	3.726	0
PROVISIONES	$ REAJUSTABLE	5.533	0	726	0	106	0	539	0
RETENCIONES	DOLARES	763	0	1.481	0	0	0	0	0
RETENCIONES	$ NO REAJUSTABL	4.167	0	3.875	0	0	0	0	0
INGRESOS PERCIBIDOS POR ADELANTADO	$ NO REAJUSTABL	395	0	320	0	0	0	70	0
INGRESOS PERCIBIDOS POR ADELANTADO	DOLARES	393	0	272	0	0	0	0	0
INGRESOS PERCIBIDOS POR ADELANTADO	$ REAJUSTABLE	319	0	633	0	4	0	7	0
OTROS PASIVOS CIRCULANTES	DOLARES	2.807	0	57	0	0	0	0	0
DIVIDENDOS POR PAGAR	$ NO REAJUSTABL	1.330	0	1.678	0	0	0	0	0
IMPUESTO A LA RENTA	$ REAJUSTABLE	0	0	0	0	17.716	0	0	0
IMPUESTO A LA RENTA	DOLARES	113	0	0	0	0	0	0	0
Total Pasivos Circulantes									
-	OTRAS MONEDAS	3.568	-	835	-	386	-	408	-
-	DOLARES	139.043	-	99.869	-	84.698	-	9.103	-
-	$ REAJUSTABLE	8.490	-	3.426	-	19.049	-	3.302	-
-	$ NO REAJUSTABL	59.783	-	58.376	-	946	-	3.962	-

Rut : 93458000 - 1
Periodo : 01-01-2002 al 31-12-2002
Tipo de moneda : Miles de Dólares
Tipo de Balance : Consolidado

FECHA IMPRESIÓN: 19-03-2003

29. Moneda Nacional y Extranjera
Pasivos largo plazo período anterior 31-12-2001

RUBRO	MONEDA	1 A 3 AÑOS		3 A 5 AÑOS		5 A 10 AÑOS		MÁS DE 10 AÑOS	
		MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL	MONTO	TASA INT. PROM. ANUAL
OBLIGACIONES CON BCOS. E INST. FINANCIERAS L/P	DOLARES	289.670	3.45%	0	0	0	0	0	0
OBLIGACIONES CON EL PUBLICO (BONOS)	$ REAJUSTABLE	2.748	6.00%	0	0	0	0	0	0
OBLIGACIONES CON EL PUBLICO (BONOS)	DOLARES	80.215	6.75%	175.000	6.95%	900.000	7.89%	125.000	7.50%
DOCUMENTOS POR PAGAR	$ REAJUSTABLE	1	0	0	0	0	0	0	0
ACREEDORES VARIOS	DOLARES	7.861	0	0	0	0	0	0	0
ACREEDORES VARIOS	$ REAJUSTABLE	67	0	21	0	12	0	13	0
PROVISIONES	$ NO REAJUSTABL	5.742	0	128	8.00%	540	8.00%	89	0
PROVISIONES	$ REAJUSTABLE	189	0	0	0	188	0	926	0
IMPUESTO DIFERIDO	$ REAJUSTABLE	65.747	0	184	0	1.053	0	4.881	0
OTROS PASIVOS A LARGO PLAZO	DOLARES	5.673	0	0	0	0	0	0	0
OTROS PASIVOS A LARGO PLAZO	$ NO REAJUSTABL	33	0	0	0	0	0	0	0
OTROS PASIVOS A LARGO PLAZO	$ REAJUSTABLE	276	0	3	0	61	0	42	0
Total Pasivos a Largo Plazo									
-	DOLARES	383.419	-	175.000	-	900.000	-	125.000	-
-	$ REAJUSTABLE	69.028	-	208	-	1.314	-	5.862	-
-	$ NO REAJUSTABL	5.775	-	128	-	540	-	89	-

31. Hechos Posteriores

Con fecha 3 de febrero de 2003 la sociedad matriz obtuvo un préstamo sindicado, liderado por J.P.Morgan - Chase, por un monto de US$ 150.000.000 a un plazo de 5 años, con una tasa de interés anual de libor más 0,85%.

No se han producido otros hechos posteriores entre el 31 de diciembre de 2002 y la fecha de preparación de los presentes Estados Financieros, que pudieran afectar la situación financiera de las Sociedades en forma significativa.

33 - GASTOS EN INVESTIGACION Y DESARROLLO

-El detalle de los Gastos en Investigación y Desarrollo al 31 de diciembre de 2002 y 2001, se presenta a continuación:

Concepto	2002 MUS$	2001 MUS$	Ultimos 5 años
Gastos en Investigación			
Incluido en el activo fijo	-	-	-
Cargado a resultado del ejercicio	1.579	1.454	7.237
Total gastos en investigación	1.579	1.454	7.237
Gastos en desarrollo			
Incluido en el activo fijo	-	-	-
Cargado a resultado del ejercicio	-	-	-
Total gastos en desarrollo	-	-	-
Total gastos en investigación y desarrollo	1.579	1.454	7.237

35 - INGRESOS Y COSTOS DE LA EXPLOTACION

El detalle de los Ingresos y Costos de la Explotación al 31 de diciembre de 2002 y 2001 se presenta en cuadro adjunto.

36 - GASTOS DE ADMINISTRACION Y VENTAS

-El detalle de los Gastos de Administración y Ventas al 31 de diciembre de 2002 y 2001, se presenta en cuadro adjunto.

BALANCES GENERALES RESUMIDOS AL 31 de diciembre de *(en miles de pesos)*	FORESTAL ARAUCO S.A. Y FILIALES		FORESTAL ARAUCO S.A.		FORESTAL CELCO S.A.	
	2002 M$	2001 M$	2002 M$	2001 M$	2002 M$	2001 M$
ACTIVOS						
Activo Circulante	225.531.234	161.365.936	18.333.927	14.800.753	78.938.038	60.246.158
Activo Fijo	1.403.178.053	1.396.763.944	59.822	76.860	515.186.268	500.515.819
Otros Activos	-6.310.179	-10.869.523	1.559.664.529	1.465.792.213	-2.578.008	-2.559.666
Total Activos	1.622.399.108	1.547.260.357	1.578.058.278	1.480.669.826	591.546.298	558.202.311
PASIVOS Y PATRIMONIO						
Pasivo Circulante	24.086.229	48.216.197	445.355	903.860	11.299.390	11.077.616
Pasivo Largo Plazo	22.696.882	19.198.828	19.754.147	16.902.843	1.469.687	923.223
Interés Minoritario	17.757.221	16.982.209	-	-	-	-
Patrimonio	1.557.858.776	1.462.863.123	1.557.858.776	1.462.863.123	578.777.221	546.201.472
Total Pasivos y Patrimonio	1.622.399.108	1.547.260.357	1.578.058.278	1.480.669.826	591.546.298	558.202.311

ESTADOS DE RESULTADOS RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de pesos)

	2002 M$	2001 M$	2002 M$	2001 M$	2002 M$	2001 M$
Ingresos de la Explotación	250.225.306	237.094.612	7.449.449	3.754.982	102.572.777	92.775.826
Costos de la Explotación más Gastos de Administración y Ventas	-165.668.966	-171.032.260	-9.199.169	-6.004.107	-75.524.690	-74.083.556
Resultado Operacional	84.556.340	66.062.352	-1.749.720	-2.249.125	27.048.087	18.692.270
Resultado No Operacional	102.812	-4.381.867	73.891.954	54.710.364	301.366	-574.093
Impuesto a la Renta	-12.042.036	-8.209.787	117.534	559.484	-4.171.277	-2.178.249
Interés Minoritario	-805.757	-945.834	-	-	-	-
Amortización mayor valor de Inversiones	3.627.827	3.679.431	3.179.418	3.183.572	15.883	25.142
Utilidad (pérdida) del Ejercicio	75.439.186	56.204.295	75.439.186	56.204.295	23.194.059	15.965.070

ESTADOS DE FLUJOS DE EFECTIVO RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de pesos)

	2002 M$	2001 M$	2002 M$	2001 M$	2002 M$	2001 M$
Flujo originado por activ.de la operación	84.265.961	78.602.280	18.936.770	122.538.062	32.501.832	10.419.770
Flujo originado por activ.de financiamiento	(43.669.522)	(95.697.589)	277.681	(109.160.106)	-	(1.030.000)
Flujo originado por activ.de inversión	(40.358.635)	16.755.065	(19.198.591)	(13.456.147)	(32.315.313)	(9.618.365)
Flujo neto del período	237.804	(340.244)	15.860	(78.191)	186.519	(228.595)
Efecto inflación sobre efectivo y efectivo equivalente	(12.784)	(10.975)	(840)	(3.323)	(5.358)	(10.203)
Saldo inicial de efectivo y efectivo equivalente	275.285	626.663	10.108	91.622	99.258	338.056
Saldo final de efectivo y efectivo equivalente	**500.305**	**275.444**	**25.128**	**10.108**	**280.419**	**99.258**

	INVESTIGACIONES FORESTALES BIOFOREST S.A.		ASERRADEROS ARAUCO S.A.		PANELES ARAUCO S.A.	
BALANCES GENERALES RESUMIDOS AL 31 de diciembre de *(en miles de pesos)*						
	2002 M$	**2001 M$**	**2002 MUS$**	**2001 MUS$**	**2002 MUS$**	**2001 MUS$**
ACTIVOS						
Activo Circulante	835.637	571.290	136.749	105.652	71.831	55.221
Activo Fijo	1.256.367	1.376.788	145.397	145.031	170.075	142.200
Otros Activos	57.284	58.621	5.282	5.104	4.513	4.293
Total Activos	2.149.288	2.006.699	287.428	255.787	246.419	201.714
PASIVOS Y PATRIMONIO						
Pasivo Circulante	134.139	159.953	29.045	23.402	50.442	37.179
Pasivo Largo Plazo	1.746.868	1.571.644	3.604	2.088	44.776	64.481
Interés Minoritario	-	-	-	-	-	-
Patrimonio	268.281	275.102	254.779	230.297	151.201	100.054
Total Pasivos y Patrimonio	2.149.288	2.006.699	287.428	255.787	246.419	201.714

ESTADOS DE RESULTADOS RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de pesos)

	2002 M$	2001 M$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
Ingresos de la Explotación	1.326.944	1.372.266	313.381	266.101	179.642	148.855
Costos de la Explotación más Gastos de Administración y Ventas	-1.205.049	-1.304.366	-284.180	-246.043	-138.333	-118.446
Resultado Operacional	121.895	67.900	29.201	20.058	41.309	30.409
Resultado No Operacional	-131.287	-55.452	-399	2.687	-4.603	-953
Impuesto a la Renta	2.571	-6.634	-4.020	-2.298	-6.263	-5.144
Interés Minoritario	-	-	-	-	-	-
Amortización mayor valor de Inversiones	-	-	-	21	-	12
Utilidad (pérdida) del Ejercicio	-6.821	5.814	24.782	20.468	30.443	24.324

ESTADOS DE FLUJOS DE EFECTIVO RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de pesos)

	2002 M$	2001 M$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
Flujo originado por activ.de la operación	25.465	37.626	27.672	18.840	30.465	20.971
Flujo originado por activ.de financiamiento	-	-	69.560	178.498	8.751	22.813
Flujo originado por activ.de inversión	-26.506	-39.638	-97.411	-198.424	-40.336	-44.326
Flujo neto del período	-1.041	-2.012	-179	-1.086	-1.120	-542
Efecto inflación sobre efectivo y efectivo equivalente	-148	-151	-	36	454	228
Saldo inicial de efectivo y efectivo equivalente	7.431	9.594	632	1.682	767	1.081
Saldo final de efectivo y efectivo equivalente	**6.242**	**7.431**	**453**	**632**	**101**	**767**

BALANCES GENERALES RESUMIDOS AL 31 de diciembre de *(en miles de pesos)*	SERVICIOS LOGISTICOS ARAUCO S.A. (EX- PORTUARIA ARAUCO S.A.)		INVERSIONES PUERTO CORONEL S.A. Y FILIAL		COMPAÑÍA PUERTO CORONEL S.A.	
	2002 M$	**2001 M$**	**2002 M$**	**2001 M$**	**2002 M$**	**2001 M$**
ACTIVOS						
Activo Circulante	1.935.162	1.324.242	1.211.609	728.364	1.211.609	728.364
Activo Fijo	125.562	229.033	14.215.421	13.382.526	14.215.421	13.382.526
Otros Activos	9.323	-	242.181	323.900	1.019	2.352
Total Activos	2.070.047	1.553.275	15.669.211	14.434.790	15.428.049	14.113.242
PASIVOS Y PATRIMONIO						
Pasivo Circulante	1.167.970	1.210.558	2.476.513	1.173.108	2.476.513	1.173.108
Pasivo Largo Plazo	151.247	132.818	3.677.376	5.267.274	3.677.376	5.267.274
Interés Minoritario	-	-	3.116	2.576	-	-
Patrimonio	750.830	209.899	9.512.206	7.991.832	9.274.160	7.672.860
Total Pasivos y Patrimonio	2.070.047	1.553.275	15.669.211	14.434.790	15.428.049	14.113.242

ESTADOS DE RESULTADOS RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de pesos)

	2002 M$	**2001 M$**	**2002 M$**	**2001 M$**	**2002 M$**	**2001 M$**
Ingresos de la Explotación	9.529.682	9.732.260	5.174.478	4.198.922	5.174.478	4.198.922
Costos de la Explotación más Gastos de Administración y Ventas	-8.970.527	-9.115.912	-2.593.637	-2.054.088	-2.593.637	-2.054.088
Resultado Operacional	559.155	616.348	2.580.841	2.144.834	2.580.841	2.144.834
Resultado No Operacional	85.763	125.721	-717.156	-1.208.587	-636.769	-1.128.200
Impuesto a la Renta	-103.987	-95.916	-93.500	18.425	-93.500	18.425
Interés Minoritario	-	-	-622	-348	-	-
Amortización mayor valor de Inversiones	-	-	-	-	-	-
Utilidad (pérdida) del Ejercicio	540.931	646.153	1.769.563	954.324	1.850.572	1.035.059

ESTADOS DE FLUJOS DE EFECTIVO RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de pesos)

	2002 M$	**2001 M$**	**2002 M$**	**2001 M$**	**2002 M$**	**2001 M$**
Flujo originado por activ.de la operación	1.006.683	(1.040.157)	3.397.497	2.229.675	3.397.497	2.229.675
Flujo originado por activ.de financiamiento	3.786.613	2.291.512	(1.147.565)	371	(1.147.565)	371
Flujo originado por activ.de inversión	(4.801.443)	(1.260.923)	(1.972.467)	(2.253.872)	(1.972.467)	(2.253.872)
Flujo neto del período	(8.147)	(9.568)	277.465	(23.826)	277.465	(23.826)
Efecto inflación sobre efectivo y efectivo equivalente	(367)	(408)	(64.137)	(3.361)	(64.137)	(3.361)
Saldo inicial de efectivo y efectivo equivalente	9.261	19.237	72.317	99.504	72.317	99.504
Saldo final de efectivo y efectivo equivalente	**747**	**9.261**	**285.645**	**72.317**	**285.645**	**72.317**

BALANCES GENERALES RESUMIDOS
AL 31 de diciembre de
(en miles de dólares)

	INDUSTRIAS FORESTALES S.A.		ALTO PARANA S.A.		FORESTAL CONOSUR S.A.	
	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
ACTIVOS						
Activo Circulante	1.269	547	147.369	116.187	604	273
Activo Fijo	0	0	750.830	761.037	26.310	23.924
Otros Activos	654.852	633.911	43.265	50.923	407	231
Total Activos	656.121	634.458	941.464	928.147	27.321	24.428
PASIVOS Y PATRIMONIO						
Pasivo Circulante	22	3.531	32.130	21.927	643	256
Pasivo Largo Plazo	-	-	253.319	257.613	407	231
Interés Minoritario	-	-	-	-	-	-
Patrimonio	656.099	630.927	656.015	648.607	26.271	23.941
Total Pasivos y Patrimonio	656.121	634.458	941.464	928.147	27.321	24.428

ESTADOS DE RESULTADOS RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de dólares)

	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
Ingresos de la Explotación	-	-	162.746	151.290	217	281
Costos de la Explotación más Gastos de Administración y Ventas	-1	-12	-110.561	-131.507	-104	-111
Resultado Operacional	-1	-12	52.185	19.783	113	170
Resultado No Operacional	18.784	31.006	-42.729	-50.775	-26	28
Impuesto a la Renta	-	-	7.865	20.585	-	27
Interés Minoritario	-	-	-	-	-	-
Amortización mayor valor de Inversiones	13.533	37.947	254	-	-	-
Utilidad (pérdida) del Ejercicio	32.316	68.941	17.575	-10.407	87	225

ESTADOS DE FLUJOS DE EFECTIVO RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de dólares)

	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
Flujo originado por activ.de la operación	(3)	62	40.016	1.142	(298)	171
Flujo originado por activ.de financiamiento	2	(2.000)	1.613	59.257	1.016	798
Flujo originado por activ.de inversión	-	-	(36.075)	(77.821)	(675)	(1.028)
Flujo neto del período	(1)	(1.938)	5.554	(17.422)	43	(59)
Efecto inflación sobre efectivo y efectivo equivalente	-	9	-	-	-	-
Saldo inicial de efectivo y efectivo equivalente	12	1.941	238	17.660	60	119
Saldo final de efectivo y efectivo equivalente	**11**	**12**	**5.792**	**238**	**103**	**60**

	FORESTAL ARAUCO GUATEMALA S.A.		ARAUCO HONDURAS S. DE R.L. DE C.V.		ARAUCOMEX S.A. DE C.V.	
BALANCES GENERALES RESUMIDOS AL 31 de diciembre de *(en miles de dólares)*	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
ACTIVOS						
Activo Circulante	2.006	1.613	918	1.100	6.019	2.443
Activo Fijo	0	0	70	36	66	47
Otros Activos	5	0	3	-	18	8
Total Activos	2.011	1.613	991	1.136	6.103	2.498
PASIVOS Y PATRIMONIO						
Pasivo Circulante	1.935	1.579	970	1.113	5.855	2.191
Pasivo Largo Plazo	-	-	-	-	-	-
Interés Minoritario	-	-	-	23	-	-
Patrimonio	76	34	21	-	248	307
Total Pasivos y Patrimonio	2.011	1.613	991	1.136	6.103	2.498

ESTADOS DE RESULTADOS RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de dólares)

	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
Ingresos de la Explotación	3.485	2.544	2.640	629	7.885	3.136
Costos de la Explotación más Gastos de Administración y Ventas	-4.160	-2.526	-2.625	-605	-7.583	-3.073
Resultado Operacional	-675	18	15	24	302	63
Resultado No Operacional	717	1	-18	3	-360	-70
Impuesto a la Renta	-	-	-	-6	-	-
Interés Minoritario	-	-	-	-	-	-
Amortización mayor valor de Inversiones	-	-	-	-	-	-
Utilidad (pérdida) del Ejercicio	42	19	-3	21	-58	-7

ESTADOS DE FLUJOS DE EFECTIVO RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de dólares)

	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$	2002 MUS$	2001 MUS$
Flujo originado por activ.de la operación	162	(23)	49	65	157	170
Flujo originado por activ.de financiamiento	-	-	-	-	-	-
Flujo originado por activ.de inversión	-	-	(42)	(37)	(30)	252
Flujo neto del período	162	(23)	7	28	127	422
Efecto inflación sobre efectivo y efectivo equivalente	-	-	-	(2)	-	(70)
Saldo inicial de efectivo y efectivo equivalente	4	27	30	4	365	13
Saldo final de efectivo y efectivo equivalente	**166**	**4**	**37**	**30**	**492**	**365**

	ARAUCO EUROPE S.A.		ARAUCO DO BRASIL LTDA		AGENCIAMIENTO Y SERV. PROFESIONALES S.A.	
BALANCES GENERALES RESUMIDOS AL 31 de diciembre de *(en miles de dólares)*						
	2002 MUS$	**2001 MUS$**	**2002 MUS$**	**2001 MUS$**	**2002 MUS$**	**2001 MUS$**
ACTIVOS						
Activo Circulante	237	-	555	-	70	-
Activo Fijo	1	-	40	-	-	-
Otros Activos	-	-	-	-	-	-
Total Activos	238	-	595	-	70	-
PASIVOS Y PATRIMONIO						
Pasivo Circulante	154	-	465	-	38	-
Pasivo Largo Plazo	-	-	-	-	-	-
Interés Minoritario	-	-	-	-	-	-
Patrimonio	84	-	130	-	32	-
Total Pasivos y Patrimonio	238	-	595	-	70	-

ESTADOS DE RESULTADOS RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de dólares)

	2002 MUS$	**2001 MUS$**	**2002 MUS$**	**2001 MUS$**	**2002 MUS$**	**2001 MUS$**
Ingresos de la Explotación	-	-	371	-	-	-
Costos de la Explotación más Gastos de Administración y Ventas	-	-	(420)	-	35	-
Resultado Operacional	-	-	(49)	-	35	-
Resultado No Operacional	22	-	(113)	-	6	-
Impuesto a la Renta	-	-	(2)	-	(14)	-
Interés Minoritario	-	-	-	-	-	-
Amortización mayor valor de Inversiones	-	-	-	-	-	-
Utilidad (pérdida) del Ejercicio	22	-	-164	-	27	-

ESTADOS DE FLUJOS DE EFECTIVO RESUMIDOS
por los ejercicios terminados al 31 de diciembre de
(en miles de dólares)

	2002 MUS$	**2001 MUS$**	**2002 MUS$**	**2001 MUS$**	**2002 MUS$**	**2001 MUS$**
Flujo originado por activ.de la operación	(42)	-	(253)	-	48	-
Flujo originado por activ.de financiamiento	62	-	414	-	5	-
Flujo originado por activ.de inversión	(1)	-	(44)	-	-	-
Flujo neto del periodo	19	-	117	-	53	-
Efecto inflación sobre efectivo y efectivo equivalente	-	-	-	-	-	-
Saldo inicial de efectivo y efectivo equivalente	-	-	-	-	-	-
Saldo final de efectivo y efectivo equivalente	19	-	117	-	53	-

15. ANALISIS RAZONADOS

INDIVIDUAL

ANALISIS DE LA SITUACION FINANCIERA

a) Balance General

Los principales rubros de activos y pasivos al 31 de diciembre de 2002 y 2001 son los siguientes:

Activos	2002 MUS$	2001 MUS$
Activo circulante	676.663	785.433
Activo fijo neto	778.327	622.865
Otros activos	3.346.030	3.266.544
Total activos	4.801.020	4.674.842

Pasivos	2002 MUS$	2001 MUS$
Pasivo circulantes	353.013	147.740
Pasivo largo plazo	1.240.551	1.410.385
Patrimonio	3.207.456	3.116.717
Total pasivos	4.801.020	4.674.842

Principales indicadores financieros y operacionales relativos al balance:

Indices de liquidez	31.12.2002	31.12.2001
Liquidez corriente	1,92	5,32
Razón acida	1,71	4,75
Indices de endeudamiento		
Razón de endeudamiento	0,50	0,50
Deuda corto plazo en relación a deuda total	0,22	0,09
Deuda largo plazo en relación a deuda total	0,78	0,91
Cobertura de gastos financieros	3,91	2,45
Indices de actividad		
Rotación de inventarios	3,96	3,18
Permanencia de inventarios (días)	90,82	113,33

Al 31 de diciembre de 2002, los activos aumentaron en MMUS$126 con respecto a los existentes al período anterior, lo que equivale a un 2,7% de variación en el período. Esta variación proviene principalmente de un aumento en otros activos fijos por MMUS$ 196 y en inversiones en empresas relacionadas por MMUS$106, compensada por disminuciones en valores negociables por MMUS$ 75, deudores por venta MMUS$ 28 y documentos y cuentas por cobrar a empresas relacionadas por MMUS$64.

Por otra parte, los pasivos exigibles aumentaron en MMUS$36 lo que se explica fundamentalmente por un aumento de MMUS$80 en los documentos y cuentas por pagar empresas relacionadas, compensada por una disminución neta de las obligaciones con el público por MMUS$48.

Los principales indicadores relativos a cuentas de resultado son los siguientes:

Ingresos de explotación	31.12.2002	31.12.2001
Ventas al exterior		
Celulosa blanca	365.464	397.748
Celulosa Cruda	128.504	144.450
Total ventas al exterior	493.968	542.198
Ventas nacionales		
Celulosa blanca	2.463	6.158
Celulosa cruda	1.799	1.064
Trementina	326	516
Total ventas nacionales	4.588	7.738
Total ingresos de explotación	498.556	549.936

Costos de explotación	31.12.2002	31.12.2001
Madera	138.379	149.163
Productos químicos	32.146	37.714
Gastos de mantención	31.039	37.047
Depreciación activo fijo	48.078	71.702
Energía y combustibles	12.600	15.270
Otras materias primas y costos indirectos	6.004	7.420
Total costos de explotación	268.246	318.316

Indices de rentabilidad	31.12.2002	31.12.2001
Rentabilidad del patrimonio	8,77	4,60
Rentabilidad del activo	5,85	3,08
Rendimiento de activos operacionales	9,95	9,64
Utilidad por acción (US$)	2,45	1,24
RAIIDAIE MUS$ (*)	409.383	250.259
Utilidad después de impuestos MUS$	276.282	139.003

(*) Resultado antes de impuesto, interés minoritario, depreciación, amortización y gastos financieros.

Resultado operacional	142.467	128.902
Gastos financieros	(100.684)	(95.950)
Resultado no operacional	149.596	9.625

2. DIFERENCIA ENTRE VALORES ECONOMICOS Y DE LIBROS DE LOS ACTIVOS

Los activos y pasivos se presentan en los estados financieros de acuerdo a principios y normas de contabilidad generalmente aceptadas y a instrucciones impartidas por la Superintendencia de Valores y Seguros. Adicionalmente, estimamos que no existen diferencias sustanciales entre el valor económico de los activos y el que reflejan los estados financieros de la Sociedad.

5. ANALISIS DE RIESGO DE MERCADO

En relación a los riesgos económicos derivados de variaciones en la tasa de interés, la compañía mantiene, al 31 de diciembre de 2002, una relación entre deudas con tasas fijas y deudas totales de 80% aproximadamente, política consistente con la industria en la cual participa. Con respecto a variaciones en los precios de venta de celulosa y productos forestales, la Compañía no participa de operaciones de futuros ni otros mercados de cobertura, ya que, al mantener una de las estructuras de costos más bajas de la industria, la exposición a estas fluctuaciones es mínima.

Tal como se menciona en nota No. 2 b) a los estados financieros, la Sociedad mantiene su contabilidad en dólares estadounidenses, a partir del 1 de enero de 2002. Tanto las cuentas por cobrar como los pasivos financieros están denominados en dólares estadounidenses, así como la mayor parte de sus ingresos. Debido a lo anterior, la exposición a variaciones en el tipo de cambio se ve significativamente disminuida.

conversión a esa moneda los saldos existentes al 31 de diciembre de 2001 al tipo de cambio de $654,79 por US$1.

Los saldos al 31 de diciembre de 2001 han sido traducidos para efectos comparativos al tipo de cambio vigente a esa fecha ($654,79 por US$1), lo anterior tiene incidencia en la variación de rubros tales como activo fijo y patrimonio.

Los índices de liquidez corriente y razón ácida presentan una baja en el ejercicio actual debido fundamentalmente a un aumento en los traspasos al corto plazo de las obligaciones bancarias y por bonos por un monto de MMUS$117.

La razón de endeudamiento tiene una caída de 0,02 puntos porcentuales que se entiende por menor pasivo con bancos y por bonos en el ejercicio actual.

Al 31 de diciembre de 2002 los pasivos a corto plazo representan un 17,3% de los pasivos totales y al cierre del ejercicio anterior, estos representaban un 9,7% debido principalmente a traspaso de las obligaciones al corto plazo.

El índice de cobertura de gastos financieros presenta un aumento de 1,43 puntos llegando a 3,77, explicado por un aumento de MMUS$9 de los gastos financieros en el ejercicio actual con relación al ejercicio anterior y preponderantemente por un mayor resultado operacional.

b) Estado de Resultados

Resultado de explotación

El resultado operacional presenta una utilidad de MMUS$390, cifra mayor en MMUS$96 a la registrada en el ejercicio anterior (MMUS$294), ocasionada básicamente por un aumento en el margen de explotación de MMUS$92.

Resultado fuera de explotación

El resultado fuera de explotación registra una pérdida de MMUS$96 en comparación a una pérdida de MMUS$199 en el ejercicio anterior, variación que se entiende principalmente al observar el comportamiento de los siguientes rubros:

Diferencias de cambio, que pasó de una pérdida de MMUS$139 en el ejercicio anterior a una utilidad de MMUS$3 en el ejercicio actual, esto básicamente debido al reconocimiento en el año 2001 de la devaluación del peso con respecto al dólar, situación no aplicable en el año 2002 por llevar contabilidad en dólares estadounidenses.

Gastos financieros, los cuales tuvieron un incremento de MMUS$9 en relación al ejercicio 2001, explicado fundamentalmente por el aumento de las obligaciones con el público a partir de septiembre del año 2001.

Otros ingresos fuera de la explotación, que tuvo una disminución de MMUS$ 14, producido porque en el año 2001 se efectuó la realización de la reserva por ajuste de conversión B.T. 64 dado la disminución de capital de la filial Alto Paraná S.A.

Corrección monetaria, que pasó de una utilidad de MMUS$ 19 a una pérdida de MMUS$ 0,4, producto principalmente de no existir a partir del año 2002, este concepto en la matriz ni filiales que tienen su contabilidad en dólares, viéndose reflejado este cambio en los activos fijos y en el patrimonio.

3. SITUACION DE MERCADO

El mercado de la celulosa mantuvo una tendencia inestable durante el ejercicio 2002, observándose fluctuaciones importantes en el nivel de precios. Esto se debió a un comportamiento débil de la demanda por papeles de impresión y escritura en Europa y Estados Unidos durante el mismo período y a altos niveles de operación de fábricas de celulosa en el hemisferio norte.

La competencia de Arauco en la producción de celulosa se concentra principalmente en Brasil, Canadá, Estados Unidos y los países escandinavos. Durante el año 2002, el nivel de precios de la celulosa se vió negativamente afectado debido a que la oferta cubrió en exceso la demanda global del producto. Como consecuencia de esta situación, se observó un sostenido crecimiento en los inventarios mundiales a partir de junio, situación que sólo comienza a revertirse en el mes de diciembre.

La participación relativa de Arauco en el mercado de la celulosa blanqueada a nivel mundial se mantuvo en los niveles históricos de aproximadamente 6%, ya que no hubo aumentos de capacidad instalada durante el período.

La caída de las ventas de Terciados en Estados Unidos se ha agudizado producto de un aumento importante de los stocks y de que las empresas querían terminar el año con stocks muy bajos producto de la incertidumbre por la posible guerra; asimismo, los precios en este mercado han acentuado su baja. México, también se ha visto perjudicada por la menor actividad de Estados Unidos, por lo que los volúmenes y los precios han caído. En tanto, las ventas en Europa continuan relativamente buenas sin cambio de precios. La actividad de Corea del Sur bajó ostensiblemente luego del mundial de fútbol existiendo una tendencia a la baja de precios del MDF y China sigue con una relativa menor actividad y con precios menores a los registrados el primer semestre del año. Por otra parte, comenzamos la venta de MDF en Medio Oriente donde la demanda está muy activa, básicamente por la pérdida de competitividad del producto producido en Europa debido a un efecto tipo de cambio. Debido a que continúan los cierres de Plantas de hard board, la demanda sigue muy activa. El mercado nacional para todos nuestros productos está deprimido y por la entrada de productos de Argentina, existe una tendencia a la baja de los precios.

En relación a los productos de madera, el mercado de Europa está con un mejor retorno relativo por el fortalecimiento del Euro. Asia sigue activo con buenos niveles de ventas en Japón, Taiwán, Corea y China. 2002 fue un buen año para el medio oriente. Se lograron aumentos de precios y volúmenes. La posible guerra en Irak podría afectar el mercado en el 2003. Los mercados de norte américa (especialmente Estados Unidos y México), tuvieron un mal desempeño hacia fines del 2002. Se espera se recuperen a partir de marzo del 2003, pero también está la incertidumbre del posible conflicto bélico con Irak.

DECLARACION DE RESPONSABILIDAD

Los suscritos, en su calidad de Directores y Gerente General de Celulosa Arauco y Constitución S.A., suscribimos la presente declaración asumiendo bajo juramento las responsabilidades pertinentes por la fidelidad de la información adjunta en la Memoria Anual 2002 de la Sociedad.

Nombre	RUT	Firma
José Tomás Guzmán Dumas Presidente	2.779.390-8	
Roberto Angelini Rossi Vice-Presidente	5.625.652-0	
Jorge Andueza Fouque Director	5.038.906-5	
Anacleto Angelini Fabbri Director	3.064.170-1	
Manuel Bezanilla Urrutia Director	4.775.030-K	
Jorge Bunster Betteley Director	6.066.143-K	
Carlos Croxatto Silva Director	... 401.301-8	
Alberto Etchegaray Aubry Director	5.163.821-2	
Felipe Lamarca Claro Director	4.779.125-1	
Alejandro Pérez Rodríguez Gerente General	5.169.389-2	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: July 11, 2003

By: ______________________
Name: Alejandro Pérez
Title: Chief Executive Officer